U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SB-2/A-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Riverside Manitoba Inc.
(Name of small business issuer in its charter)

Nevada	**2721**	**16-1622566**
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1   (204) 228-9695
(Address and telephone number of principal executive offices)

55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1
(Address of principal place of business or intended principal place of business)

Corporate Service Center, Inc., 5190 Neil Road, Suite 430, Reno, Nevada 89502, (800) 638-2320
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] _____.

If the delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [   ]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	8,998,659	$0.001	$8,999	$8.99

(1) The shares to be registered may be offered for sale and sold from time to time subsequent to the date on which this registration statement remains effective, by or for the accounts of the selling security holders.
(2) Estimated solely for purposes of determining the filing fee pursuant to Rule 457(o) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Registration Statement dated October 24, 2007

RIVERSIDE MANITOBA INC.

8,998,659 shares of common stock

The Offering:			Riverside Manitoba, Inc. is registering a total of 8,998,659 shares of common stock. The shares are being registered for resale on behalf of its shareholders as identified beginning on page 10. The shares to be registered constitute 100% of those issued and outstanding shares as of October 24, 2007. Riverside will not receive any of the proceeds from the sale of the shares by the selling shareholders.
	Per Share	Total	
Offering Price[1]	$ 0.001	$ 8,999	
Proceeds to Riverside	$ 0	$ 0	
Offering Expenses[2]	$ 0.007	$ 74,000	
[1] Offering price for affiliates of Riverside over the duration of the offering. [2] Offering Expenses include legal, accounting, printing and related costs incurred in connection with this offering.			No public market for the securities offered through this registration statement exists. Further, Riverside cannot provide any assurance that following this registration any of the shares being registered hereby can be sold.

This offering represents a registration of issued and outstanding shares on behalf of the shareholders of Riverside Manitoba, Inc. Owning Riverside common stock involves a high degree of risk and the securities offered hereby are highly speculative.* SEE "RISK FACTORS" BEGINNING ON PAGE 4 TO READ ABOUT RISKS. *You should carefully consider these risks in holding shares of Riverside common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the prospectus filed with the Commission is effective. This prospectus is not an offer to sell these securities and this prospectus is not soliciting an offer to buy these securities in any state where such offer or sale is prohibited.

You should rely only on the information contained in this prospectus. Riverside has not authorized any other person to provide you with information different from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless of the time of delivery of this prospectus or the sale of any common stock. The prospectus is not an offer to sell, nor is it an offer to buy, common stock in any jurisdiction in which the offer or sale is not permitted.

TABLE OF CONTENTS

Part I – Information Required In Prospectus

Part II – Information Not Required In Prospectus

PART I – INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements with related notes appearing elsewhere in this prospectus.

The Company

Riverside Manitoba Inc. is a corporation formed under the laws of the state of Nevada on February 12, 2002, as Homelands Security, Inc., to provide security and private investigation consulting services. Riverside abandoned these efforts in February of 2004. On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc.," and subsequently concluded a Stock Purchase and Sale Agreement with Spirit of Youth Enterprises, Inc., to acquire 100% of the outstanding shares of Spirit of Youth in exchange for 5,000,000 common shares of Riverside.

Since the owners of Spirit of Youth obtained the majority of the outstanding shares of Riverside through the acquisition, it was accounted for as a reverse merger or recapitalization of Spirit of Youth, which entity is considered the acquirer for accounting purposes. Therefore, the narrative and financial statements included herein reflect the unconsolidated operations of Spirit of Youth from January 1, 2004 until January 20, 2005, and the consolidated operations of Riverside and Spirit of Youth from January 21, 2005, the date of acquisition, to June 30, 2007.

Spirit of Youth is a Manitoba corporation in the business of publishing and distributing "SAY Magazine" for and about Native/Aboriginal youth - one of the largest growing demographic groups in North America. SAY is distributed to both Native/Aboriginal and non-native youth alike. The magazine is useful for advertisers interested in reaching the Native/Aboriginal youth target market across North America.

SAY Magazine commenced publishing with the first issue in the summer of 2002 and now publishes quarterly as well as Special Edition issues. Each issue of SAY consists of 48 pages with regular sections including Lifestyle and Wellness, Entertainment, Sports, Fashion and an Events Calendar. Profiles of inspiring and motivational native youth from a variety of career backgrounds are also featured. Spirit of Youth has published upwards of 549,600 copies to date.

The SAY companion website was undertaken for the purpose of making the printed version of the magazine more accessible. Riverside receives over 133,000 hits to SAY's online magazine each month.

Riverside's executive offices are located at 55 Braintree Crescent, Winnipeg, Manitoba, R3J 1E1 Canada and Riverside's telephone number is (204) 228-9695. Riverside's registered statutory office is located at 5190 Neil Road, Suite 430, Reno, Nevada 89502.

The Offering

Common stock offered by the selling shareholders	-	Up to 8,998,659 shares
Common stock outstanding as of October 24, 2007	-	8,998,659 shares
Terms of the Offering	-	The selling shareholders will determine when and how they will sell the common stock offered by this registration statement. See "Plan of Distribution."
Use of proceeds	-	Riverside will not receive any of the proceeds from the sale of common stock by the selling shareholders.

Plan of Distribution

Riverside is registering a total of 8,998,659 shares of common stock for resale on behalf of its selling shareholders. The selling security holders or pledgees, donees, transferees, or other successors in interest selling shares received from a named selling security holder as a gift, partnership, distribution, or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement. The selling security holders will act independently of Riverside in making any decision with respect to the timing, manner and size of each sale. Should a public market for Riverside's common stock develop, sales could be made in the over the counter market or otherwise, at prices related to the then current market price.

Risk Factors

Investing in Riverside's stock involves certain risks. Please review these "Risk Factors" beginning on page 4.

Summary Financial Information

The following summary consolidated financial information should be read together with Riverside's consolidated financial statements with their accompanying notes and "Management's Discussion and Analysis" included elsewhere within this prospectus.

The summary financial information for the years ended December 31, 2006 and 2005 has been derived from Riverside's audited consolidated financial statements included elsewhere within this prospectus. The summary financial information for the periods ended June 30, 2007 and 2006 has been derived from Riverside's unaudited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments which consist only of normal recurring adjustments necessary for a fair presentation of the financial statements and results of operations for the periods presented.

Statement of Operations Summary

| | Six Months Ended June 30, | | Year Ended December 31, | |
	2007	2006	2006	2005
Sales	$ 236,716	$ 144,794	$ 300,632	$ 228,469
Cost of Sales	(106,833)	(51,183)	(84,175)	(110,411)
Gross Margin	129,883	93,611	216,457	118,058
Expenses	(184,962)	(145,766)	(217,544)	(278,213)
Earnings (Losses) from Operations	(55,079)	(52,155)	(1,087)	(160,155)
Other Income	-	17,848	-	9,357
Net Income (Loss)	(55,079)	(34,307)	(1,087)	(150,798)
Income Tax Provision	-	-	(1,323)	-
Net Earnings (Loss)			236	(150,798)
Other Comprehensive Income (Loss)	(21 751)	(193)	1,184	(8,176)
Comprehensive Income (Loss)	(76,830)	(34,500)	1,420	(158,974)
Loss per Share, basic	(0.00)	(0.01)	0.00	(0.02)
Loss per Share, diluted	$ (0.00)	$ (0.01)	$ 0.00	$ (0.02)

Balance Sheet Summary

	June 30, 2007	December 31, 2006
Working Capital (Deficit)	$ (225,125)	$ (172,157)
Current Assets	82,734	94,795
Equipment	7,465	11,539
Total Assets	90,199	106,334
Current Liabilities	307,859	266,952
Payable to shareholders	121,572	101,784
Total Liabilities	429,431	368,736
Share capital	116,000	116,000
Deficit	(411,632)	(356,553)
Accumulated other comprehensive loss	(43,600)	(21,849)
Shareholders' deficit	$ (399,232)	$ (262,402)

RISK FACTORS

An investment in the shares registered hereby is highly speculative and involves a substantial degree of risk and should be considered only by persons who can afford to lose their entire investment. Investors should carefully consider each and every risk involved herein as well as all other information contained in this prospectus. Statements made in this prospectus may constitute forward-looking statements and are subject to many risks and uncertainties, including but not limited to, the failure of Riverside to meet future capital needs, obtain additional funding, and complete intended internal development due to difficulty, impracticality and/or impossibility. If any of the following risks actually occur, Riverside's business, financial condition and operating results could be materially adversely affected.

Risks Related To Riverside's Business

Riverside Expects Periodic Losses for the Foreseeable Future.

Riverside has incurred $411,632 in losses from inception until June 30, 2007. It is likely that Riverside will incur periodic net losses for the foreseeable future until Riverside can build its subscription base and advertising revenue. Riverside cannot represent that it will continue to operate profitably or provide a return on investment.

Riverside Has a Limited Operating History.

Riverside acquired the common of stock of Spirit of Youth in January of 2005 which first published SAY magazine in 2002. Spirit of Youth has published only 28 issues since inception producing over 549,600 copies. Riverside's limited operating history provides an inadequate track record from which to base future projections of successful operation.

Riverside Has a History Of Uncertainty As a Going Concern.

Riverside's audits for the periods ended December 31, 2006 and December 31, 2005 expressed substantial doubt as to our ability to continue as a going concern as a result of recurring losses and an accumulated deficit of $356,553 as of December 31, 2006, which had increased to $411,632 as of June 30, 2007. Unless Riverside is able to cure this pattern of reoccurring losses by operating profitably, Riverside's ability to continue as a going concern may be in jeopardy.

Riverside Cannot Represent That It Will Be Successful In Continuing Operations.

Riverside has not consistently generated sufficient profit from operations and may need additional capital over the next twenty four months to ensure the continued distribution of SAY magazine. Should Riverside be unable to realize a sufficient profit over that time period, it may be forced to raise capital to remain in operation. Riverside has no commitments for the provision of additional capital to fund operations and can offer no assurance that such capital would be available when necessary to continue operations.

Riverside Relies Substantially Upon Current Management.

Riverside is substantially dependent on the efforts of Leslie Lounsbury. The loss of Ms. Lounsbury's services would have an adverse material impact on the business of Riverside; she works full time to support the operations of SAY, including working as the head of production, editor, and marketer. The loss of her services, as well as her experience with SAY, could make it difficult for Riverside to maintain its operations and meet key objectives. This effect could stifle Riverside's possibilities for future profits and could cause Riverside's business to fail.

Control Lies in the Hands of Existing Management.

Riverside's management and board of directors control approximately 45% of Riverside's issued and outstanding stock. The concentration of such a large percentage of Riverside's stock in the hands of relatively few shareholders may cause a disproportionate effect on minority shareholders in all matters presented to the company's shareholders.

Riverside Relies Substantially Upon Its Ability to Attract and Retain Key Personnel.

Riverside currently uses three full time and four part time employees to organize the many facets of SAY's operations, including the team leadership for SAY's Production and Editorial Teams. Riverside's future success depends on its ability to identify, attract, hire, train, retain and motivate key personnel. As operations expand, Riverside will be required to increase office personnel, including production staff, editorial staff and marketing personnel. Further, Riverside will likely move toward more in-house writing and photography and will need talented individuals to carry out this work. Competition for good personnel is intense, and Riverside cannot be certain that it will succeed in attracting and retaining such personnel. Failure to attract and retain the necessary personnel could have a material adverse effect on Riverside's business, prospects, financial condition and results of operations.

Consequence of Liquidation Would Cause Investors to Lose Their Investment.

There can be no guarantee that Riverside can be operated profitably or to the extent anticipated by management. If Riverside's operations remain unprofitable and liquidation of Riverside results, it is highly unlikely that investors will be able to recoup any of their investment since Riverside will have limited tangible assets available for distribution.

Risks Related to Magazine Publishing

Magazine Printing and Distribution Is Highly Speculative.

Magazine printing and distribution is a highly speculative endeavor, is frequently non-productive, and is prone to operating losses. If Riverside fails to fully capture the Native/Aboriginal youth market's appetite for relevant magazine content, it may continue to incur losses and eventually fail.

SAY Readership Depends on a Specific Demographic.

The Native/Aboriginal youth demographic creates the significant portion of SAY's readership. Since Riverside does not intend to diversify its demographic base and if Riverside cannot expand SAY's readership within this group, subscriptions will fall, revenues will shrink, and Riverside's business will suffer.

SAY Depends on Advertising Revenues.

Riverside depends upon advertising revenues generated by SAY to cover operational expenses. A significant decline in advertising spent on the Native/Aboriginal youth market would have a materially adverse effect on Riverside results of operations.

SAY Faces Competition From Publishing Businesses and Other Media Sources.

The consumer magazine publishing business is highly competitive, so there can be no guarantee that Riverside will ever be able to secure a profitable niche in publishing, or that Riverside will not be adversely affected by direct or indirect competition. Although Riverside's management believes in its expertise to set SAY apart from its potential competitors, there is the possibility that new competitors could capture SAY's subscribers and advertisers. New competitors could also be better capitalized than SAY, which advantage would put Riverside at a significant competitive disadvantage.

SAY principally competes for advertising and circulation revenues with publishers of other Native/Aboriginal youth focused magazines which may be larger and have greater financial resources than Riverside.

SAY also competes for advertising revenues with general-interest magazines and other forms of media, including broadcast and cable television, radio, newspaper, direct marketing and electronic media. There can be no assurance that SAY will be able to compete effectively with such other forms of advertising in the future.

SAY Depends On Outside Contributors for Editorial Content of SAY Magazine.

Riverside's future success depends substantially upon the continued efforts of outside editorial contributors to produce original, timely, comprehensive and trustworthy content for SAY magazine. If Riverside cannot obtain content for SAY from outside contributors, the magazine will not be published.

Paper Costs and Postal Rates Could Fluctuate.

The principal raw material used in publishing operations is paper. Paper costs represent a large portion of SAY's production costs. Certain commodity grades of paper have shown considerable price volatility over the last decade. There can be no assurance that future fluctuations in paper prices will not have a material adverse effect on Riverside's results of operations or financial condition.

The costs associated with magazine publishing are also affected by the cost of postage. Riverside's operations could be materially adversely affected should there be an increase in postal rates. No assurance can be given that Riverside could recoup paper or postal cost increases by passing such increases through to SAY's advertisers and readers.

SAY Must Develop and Maintain a Distinctive Brand Identity.

Riverside believes brand identity is important to attracting and expanding a client base. Riverside believes the significance of brand and name recognition will intensify should the number of competing companies increase. Riverside cannot assure investors that it will be able to develop a distinctive brand identity that will ensure significant market recognition. Without market recognition, Riverside may be unable to sell issues of SAY magazine or attract advertisers, which failure would cause Riverside to cease operations.

If Riverside's Revenue Model Is Not Successful Its Business Will Fail.

Riverside's revenue model calls for the generation of subscription and advertising revenues from SAY magazine. Riverside can give no assurance that this revenue model will be successful.

Riverside's future success is highly dependent on the number of readers who are willing to subscribe to SAY. If Riverside does not generate revenues through subscriptions from its target market of school or residential subscriptions, or if Riverside does generate revenues from these sources but such revenues are lower than anticipated, Riverside's revenues will not be sufficient for it to continue operations.

Risks Related to Riverside's Shares

There Is No Public Trading Market For Riverside Stock.

There is no public trading market for Riverside's common stock, and Riverside cannot represent to investors that a market will ever develop. If a public trading market for Riverside's stock does not develop, it will be very difficult, if not impossible, for investors to sell shares in a manner that will allow them to recover, or realize a gain on, their investment. Even if a public trading market does develop, the market price could decline below the value of consideration paid by investors for their investment.

Riverside Does Not Pay Dividends.

Riverside does not pay dividends. Riverside has not paid any dividends since its inception and has no intention of paying any dividends in the foreseeable future. Any future dividends would be at the discretion of Riverside's board of directors and would depend on, among other things, future earnings, the operating and financial condition of Riverside, its capital requirements, and general business conditions. Therefore, investors should not expect any type of cash flow from their investment.

Return of Investor's Capital Contributions Is Not Guaranteed.

The shares registered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize any return on their investment, or that he or she will not lose their entire investment. For this reason, each investor should read this registration statement carefully and should consult with his or her legal counsel, accountant(s), or business advisor(s) prior to making any investment decision.

Riverside May Require Additional Capital Funding.

Riverside may require additional funds, either through additional equity offerings or debt placements, in order to sustain or expand its operations. Such additional capital could result in dilution to Riverside's current shareholders.

Further, Riverside's ability to meet short-term and long-term financial commitments will depend on future cash. There can be no assurance that future income will generate sufficient funds to enable Riverside to meet its financial commitments.

Future Risks Associated with Riverside's Preferred Stock.

Riverside has authorized the issuance of up to 5,000,000 shares of preferred stock, though no shares of preferred stock have been issued to date. Further, our articles of incorporation authorize the board of directors to designate a dividend, voting, conversion, liquidation rights or preferences for any class of preferred stock. Although Riverside's board of directors has never designated any class or series of preferred stock, nor has it ever set forth any description or designation of rights or preferences, the board of directors retains the right to designate preferred shareholders with voting, conversion, or liquidation rights that are superior to those rights of our common shareholders.

Riverside's Shareholders May Face Significant Restrictions On Their Stock.

Riverside's stock differs from many stocks in that it is a "penny stock." The Commission has adopted a number of rules to regulate "penny stocks" including, but not limited to, those rules from the Securities Exchange Act of 1934, as amended, as follows:

3a51-1   which defines penny stock as, generally speaking, those securities which are not listed on either NASDAQ or a national securities exchange and are priced under $5, excluding securities of issuers that have net tangible assets greater than $2 million if they have been in operation at least three years, greater than $5 million if in operation less than three years, or average revenue of at least $6 million for the last three years;

15g-1   which outlines transactions by broker/dealers which are exempt from 15g-2 through 15g6 as those whose commissions from traders are lower than 5% total commissions;

15g-2   which details that brokers must disclose risks of penny stock on Schedule 15G;

15g-3   which details that broker/dealers must disclose quotes and other info relating to the penny stock market;

15g-4   which explains that compensation of broker/dealers must be disclosed;

15g-5   which explains that compensation of persons associated in connection with penny stock sales must be disclosed;

15g-6   which outlines that broker/dealers must send out monthly account statements; and

15g-9   which defines sales practice requirements.

Since Riverside's securities constitute a "penny stock" within the meaning of the rules, the rules would apply to Riverside and Riverside's securities. Because these rules provide regulatory burdens upon broker-dealers, they may affect the ability of shareholders to sell their securities in any market that may develop; the rules themselves may limit the market for penny stocks. Additionally, the market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all.

Shareholders should be aware that, according to Commission Release No. 34-29093 dated April 17, 1991, the market for penny stocks has suffered from patterns of fraud and abuse. These patterns include:

- control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
- manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
- "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
- excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
- the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Cautionary Note Regarding Forward Looking Statements

When used in this prospectus, the words "believes," "anticipates," "expects," "plans", and similar expressions are intended to identify forward-looking statements. The outcomes expressed in such statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those projected, including the risks described in this "Risk Factors" section. Given these uncertainties, prospective investors are cautioned not to place undue reliance on these statements. Riverside also undertakes no obligation to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of the common shares by the selling security holders will go to the selling security holders who offer and sell their shares. Riverside will not receive any proceeds from the sale of the common shares by the selling security holders.

Riverside will bear all expenses incident to the registration of the shares of common stock under federal and state securities laws other than expenses incident to the delivery of the shares to be sold by the selling shareholders. Any transfer taxes payable on these shares and any commissions and discounts payable to underwriters, agents, brokers or dealers will be paid by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Since no trading market for the shares offered on behalf of the selling security holders exists as of the date of this offering, Riverside has determined the offering price at which shares will be offered and sold to be equal to the par value of Riverside's common stock or $0.001 per share. As the par value for the shares offered is $0.001, the aggregate offering price of the shares is $8,989, calculated as $0.001 per share multiplied by the 8,998,659 shares to be registered. The offering price should not be regarded as an indicator of any future market value for Riverside securities.

DILUTION

Riverside is registering 8,998,659 shares for sale by the selling stockholders. Riverside will receive no proceeds from the sale of the selling stockholder's shares. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the acquisition price of your stock compared to the net tangible book value per share immediately after such acquisition.

SELLING SECURITY HOLDERS

As of October 24, 2007, 8,998,659 common shares of Riverside's common stock are held of record by 67 shareholders.

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each selling stockholder as of October 24, 2007, which is equal to the number of shares offered pursuant to this prospectus. Except as may be identified in the table, none of the selling stockholders has, or within the past three years has had, any position, office or material relationship with Riverside or any of its predecessors or affiliates. The table has been prepared based upon information furnished to Riverside by or on behalf of the selling stockholders.

The selling stockholders may decide to sell all, some, or none of the shares of common stock listed below. Riverside cannot provide any estimate of the number of shares of common stock that any of the selling stockholders will hold in the future. The shares of common stock beneficially owned by each of the selling stockholders are being registered to permit public secondary trading of these shares, and the selling stockholders may offer these shares for resale from time to time. See "Plan of Distribution."

For purposes of this table, beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to such shares. All percentages are approximate. As explained below under "Plan of Distribution", Riverside has agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement, which includes this prospectus.

SECURITY HOLDER	DATE OF ISSUE	POSITION OR MATERIAL RELATIONSHIP	NUMBER OF SHARES	CONSIDERATION RENDERED	DETAIL	SHARES IN EXCESS OF 1%
Lester Van Mersbergen	01/27/03	None	18,000	$9,000	Cash	*
Peter Carasquero	10/01/03	Former Husband of CEO	250,000	$6,250	Debt	2.8%
Linda Richards	10/01/03	None	100,000	$2,500	Debt	1.1%
Pia Athayde	10/01/03	None	200,000	$5,000	Debt	2.2%
Karmjit Berar	10/01/03	None	225,000	$5,625	Debt	2.5%
Jinder Berar	10/01/03	None	200,000	$5,000	Debt	2.2%
Gabby Barlev	10/01/03	None	200,000	$5,000	Debt	2.2%
Terry Yuck	10/01/03	None	50,000	$1,250	Debt	*
Ruairidh Campbell	10/01/03	None	200,000	$5,000	Debt	2.2%
Jeff Young	10/01/03	None	350,000	$8,750	Debt	3.9%
Nirwal Grewal	10/01/03	None	50,000	$1,250	Debt	*
Nirmaljit Grewal	10/01/03	None	50,000	$1,250	Debt	*
Paul Bains	10/01/03	None	150,000	$3,750	Debt	1.7%
Jaswat Bains	10/01/03	None	50,000	$1,250	Debt	*
Dylan Staniul	10/01/03	None	50,000	$1,250	Debt	*
Jasvir Sidhu	10/01/03	None	25,000	$625	Debt	*
Amarjit Sidhu	10/01/03	None	50,000	$1,250	Debt	*
Bruce Moore	10/01/03	None	50,000	$1,250	Debt	*
Harjit Dhaliwal	10/01/03	None	50,000	$1,250	Debt	*
BP Equity**	10/01/03	None	125,659	$3,141	Debt	1.4%
Jaswant Pandher	10/01/03	None	100,000	$2,500	Debt	1.1%
Amarjit Pandher	10/01/03	None	100,000	$2,500	Debt	1.1%
Vince Carnovale	12/11/04	None	40,000	$4,000	Cash	*

Laura Burgin	12/11/04	None	10,000	$1,000	Cash	*
Jeff O'Neill	12/11/04	None	10,000	$1,000	Cash	*
Sandro Frei	12/11/04	None	10,000	$1,000	Cash	*
Heather Maitland	12/11/04	None	10,000	$1,000	Cash	*
Emma Fairhurst	12/11/04	None	10,000	$1,000	Cash	*
Jason Scott	12/11/04	None	10,000	$1,000	Cash	*
Shelley MacFarlane	12/11/04	None	10,000	$1,000	Cash	*
Matt Werner	12/11/04	None	10,000	$1,000	Cash	*
Marcia Pederson	12/12/04	None	10,000	$1,000	Cash	*
Lynne Raisilainen	12/11/04	None	10,000	$1,000	Cash	*
Jan Raisilainen	12/11/04	None	10,000	$1,000	Cash	*
Lisa Nagy	12/11/04	None	10,000	$1,000	Cash	*
Kerry Nagy	12/11/04	None	10,000	$1,000	Cash	*
Thomas Dunnigan	12/11/04	None	10,000	$1,000	Cash	*
Barbara Tutschek	12/23/04	Wife of director and secretary	25,000	$2,500	Cash	*
Martin Tutschek	12/23/04	Director and secretary	25,000	$2,500	Cash	*
Bayside Management***	12/24/04	None	20,000	$2,000	Cash	*
Andy Lewis	08/04/04	None	100,000	$2,000	Cash	1.1%
Alex Tavuchis***	08/10/04	None	100,000	$2,000	Cash	1.1%
Victoria Chen	08/09/04	None	100,000	$2,000	Cash	1.1%
Mohamed Verjee	10/08/04	None	100,000	$2,000	Cash	1.1%
Kent Carasquero	10/08/04	Son of CEO	455,000	$9,100	Cash	5.0%
Tyee Capital Consultants	07/05/04	****	100,000	$2,000	Cash	1.1%
Leslie Lounsbury	01/21/05	CEO, CFO, PAO and director	4,000,000	$4,000	Share Exchange	44.3%
Dallice Callum	01/21/05	Daughter of CEO	500,000	$500	Share Exchange	5.5%
Dylan Callum	01/21/05	Son of CEO	500,000	$500	Share Exchange	5.5%
Michael Springob	04/04/05	None	50,000	$5,000	Cash	*
Joan Glover	07/08/05	None	10,000	$1,000	Cash	*
Stephan Atoui	07/11/05	None	5,000	$500	Cash	*
Martin Gait	07/11/05	None	5,000	$500	Cash	*
Ryan Lee	07/11/05	None	5,000	$500	Cash	*
Lindsay Moffat	07/11/05	None	5,000	$500	Cash	*
Stacy Smith	07/11/05	None	5,000	$500	Cash	*
Damon Poole	08/04/05	None	10,000	$1,000	Cash	*
John Xinos	08/04/05	None	10,000	$1,000	Cash	*
Carrie Beeman	11/18/05	None	5,000	$100	Cash	*
Dave Beeman	11/18/05	None	5,000	$100	Cash	*
Dawn Beeman	11/18/05	None	5,000	$100	Cash	*
Denni Beeman	11/18/05	None	5,000	$100	Cash	*
Glenn Beeman	11/18/05	None	5,000	$100	Cash	*
Luci Beeman	11/18/05	None	5,000	$100	Cash	*
Neil Beeman	11/18/05	None	5,000	$100	Cash	*
Robb Beeman	11/18/05	None	5,000	$100	Cash	*
James Peacock	11/18/05	None	5,000	$100	Cash	*

* Denotes that shares are not in excess of 1%.

** Jeff Young is the beneficial owner of BP Equity's 125,659 shares.

*** Alexander Tavuchis, sole shareholder and director, is the beneficial owner of Bayside Management's 20,000 shares.

**** Kent Carasquero, son of Riverside's CEO, is the beneficial owner of Tyee Capital Consultants' 100,000 shares; Mr. Carasquero's total beneficial ownership is 6.2%.

PLAN OF DISTRIBUTION

Riverside is registering a total of 8,998,659 shares of common stock for resale on behalf of its selling shareholders. The selling security holders or pledgees, donees, transferees or other successors in interest selling shares received from a named selling security holder as a gift, partnership distribution or other non-sale-related transfer after the effective date of this registration statement may sell the shares from time to time. Registration of the common stock does not mean, however, that the common stock will be offered or sold. The selling security holders may also decide not to sell all or any of the shares they are allowed to sell under this registration statement.

The selling security holders will act independently of Riverside in making any decision with respect to the timing, manner and size of each sale. The sales may be made in negotiated transactions as no public market currently exists for shares of Riverside's common stock.

Non-affiliate selling shareholders will sell at par value, $0.001 price per share, until such time as Riverside's shares may be quoted on the Over-the-Counter Bulletin Board. Thereafter, shareholders will sell their shares at prevailing market prices or privately negotiated prices.

Should a public market for Riverside's common stock develop, sales could be made in the over the counter market or otherwise, at prices related to the then current market price. The selling security holders could effect such transactions by selling the shares to or through broker-dealers by one or more of, or a combination of, the following mechanisms:

- a block trade in which the broker-dealer so engaged attempts to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,
- purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this registration statement,
- an exchange distribution in accordance with the rules of such exchange,
- ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- privately negotiated transactions.

By rule, Riverside must price shares offered by affiliates who are deemed underwriters of this offering. Accordingly, affiliated parties will offer their shares at a fixed price of par value, $0.001 per share, over the duration of the offering. The following shareholders of Riverside are considered affiliated parties:

- Leslie Lounsbury
- Martin Tutschek and Barbara Tutschek
- Kent Carasquero and Tyee Capital Consultants

Riverside will file one or more post-effective amendments to this registration statement as required, to include any additional or changed material information pertinent to this plan of distribution or any facts or events, which individually or together represent a fundamental change in the information contained in this registration statement. Further, Riverside's responsibilities will include the obligation to file a post-effective amendment to this registration statement upon being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer.

Any post-effective amendment will disclose:

- the name of each such selling shareholder and the participating broker-dealer,
- the number of shares involved,
- the price at which such shares will be sold,
- the commissions paid or discounts or concessions allowed to such broker-dealer, if applicable,
- that such broker-dealer did not conduct any investigation to verify the information set out or incorporated by reference in this registration statement, and
- additional facts material to the transaction.

The selling security holders could enter into hedging transactions with broker-dealers in connection with distributions of Riverside's common stock or otherwise. Pursuant to such transactions, broker-dealers could engage in short sales of the shares in the course of hedging the positions they assume with selling security holders. The selling security holders could also sell shares short and redeliver Riverside's common stock to close out such short positions. The selling security holders could enter into an option or other transactions with broker-dealers which require the delivery to the broker-dealer of Riverside's common stock. The broker-dealer could then resell or otherwise transfer such shares pursuant to this registration statement. The selling security holders could also loan or pledge the shares to a broker-dealer. The broker-dealer may sell common stock so loaned, or upon default the broker-dealer may sell the pledged shares pursuant to this registration statement.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders. Broker-dealers or agents may also receive compensation from the purchasers of Riverside's common stock for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with Riverside's common stock.

Selling security holders, broker-dealers and agents may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with the sale of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of Riverside's common stock purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Since the selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the registration statement delivery requirements of the Securities Act. Further, any securities covered by this registration statement which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this registration statement.

The selling security holders have advised Riverside that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. No underwriter or coordinating broker is acting in connection with the proposed sale of shares by the selling security holders.

Should a public market develop, Riverside's common stock will be sold only through registered or licensed brokers if required under applicable state securities laws. Further, in certain states, Riverside's common stock cannot be sold unless registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and met.

Under the applicable rules and regulations of the Exchange Act any person engaged in the distribution of Riverside's common stock may not simultaneously engage in market making activities with respect to Riverside's shares for a period of five business days prior to the commencement of such distribution.

Further, each selling security holder will be subject to the applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions limit the timing of purchases and sales of shares of Riverside's common stock by the selling security holders. Riverside will make copies of this registration statement available to the selling security holders and have informed them of the need for delivery of copies of this registration statement to purchasers at or prior to the time of any sale of Riverside's common stock.

Riverside will bear all costs, expenses and fees in connection with the registration of its common stock. The selling security holders will bear all commissions and discounts, if any, attributable to the sales of shares. The selling security holders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

LEGAL PROCEEDINGS

Riverside is not a party to any pending legal proceeding or litigation. Further, Riverside's officers and directors know of no legal proceedings against them and Riverside's business being contemplated by any governmental authority.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name, age and position of each director and executive officer of Riverside:

Name	Age	Position
Leslie Lounsbury	60	Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, and Director
Martin Tutschek	45	Secretary and Director

Leslie Lounsbury, chief executive officer, chief financial officer, principal accounting officer and director.

On January 21, 2005, Leslie Lounsbury was appointed as an officer and director of Riverside. She will serve as director until the next annual meeting of Riverside's shareholders, at which time her successor may be elected. Riverside plans on holding an annual meeting in the first quarter of 2008. Thereafter, directors will be elected for one-year terms at the annual shareholders meeting. Officers hold their positions at the pleasure of the board of directors, absent any employment agreement.

Ms. Lounsbury has been an educator for many years in Manitoba, Canada and was employed at Assiniboine Community College in Brandon, Manitoba, from 1971 until 1987 as an instructor. While at Assiniboine, Ms. Lounsbury was also the Director and Coordinator of the Cooperative Education Centre. Ms. Lounsbury served as Chairperson of the Board of Directors of the Manitoba Credit Union Stabilization Fund (now known as the Deposit Guarantee Corporation) from 1988 until 1992, an appointment of the Province of Manitoba, which was not a salaried position though some remuneration was provided. She was also the Chairperson of the Board of Directors of the Westoba Credit Union in Brandon, Manitoba, from 1984 until 1988, as elected by the members of Westoba Credit Union, which was not a salaried position and no remuneration was provided. From 1996 until 2002 Ms. Lounsbury served as Rural Program Consultant for the Department of Manitoba Education and Training, which department is the 'ministry' of the Manitoba government that governs education in the province, where she was involved in many aspects of editing, coordination and organizational management. Through her position as Rural Program Consultant, Ms. Lounsbury's duties also included acting as (i) the Editor of Manitoba Prospects from 1998 until 2002, a magazine published annually with a Manitoba distribution of 120,000, and (ii) a member of the editorial team for Canada Prospects from 1998 until 2002, a career information and job search resource tabloid with a Canada-wide distribution of over one million. Since 2002, Ms. Lounsbury has been entirely devoted as the publisher and editor of SAY Magazine.

Ms. Lounsbury obtained a Bachelor of Arts degree (Administration Major) in 1975 from the University of Winnipeg and completed courses towards a Bachelor of Laws from the University of London between 1981 and 1983.

Martin Tutschek, secretary and director.

On April 15, 2002, Mr. Tutschek was appointed as an officer and director of Riverside. Mr. Tutschek resigned as Riverside's president, chief executive, chief financial and principal accounting officer on January 21, 2005 with the appointment of Ms. Lounsbury to these respective offices. He currently serves as secretary and will continue to serve as a director until the next annual meeting of Riverside's shareholders, at which time a successor may be elected.

Since October of 2001, Mr. Tutschek has been a director and the chief financial officer of Forum National Investments Ltd., a leisure travel and information services company which trades on the Pink Sheets Over the Counter Electronic Quotation Service under the symbol "FMNIF." Forum's main business is providing travel services for the members of its "Snowbird Vacations International" travel club. A travel club membership entitles the member to access wholesale travel at rates marginally above the cost to the travel agency as well as vacation condominium rentals at wholesale rates through Forum's wholesale network affiliation with the Cooperative Association of Resort Exchangers and other strategic relationships in the travel industry. Forum presently services approximately 7,500 family members in the provinces of Alberta and Ontario Canada. Forum generated revenues of approximately $6,000,000 Canadian in fiscal 2005. Prior to Joining Forum, Mr. Tutschek was employed by Trader.com International for four years; his most recent tenure as Manager of Business Development, US operations. Prior to being promoted to this position he served as Director of Circulation North American Operations responsible for the delivery of over 120 weekly publications. Trader, now called Trader Classified Media, is a global leader in classified advertising, focusing on the categories of vehicles, real estate, employment and general household merchandise. Trader delivers services to its customers through the Internet, print, mobile technologies and direct mail. Trader produces 365 print titles, with 6 million readers per week, and hosts 40 websites, with more than 13 million unique monthly visitors (over 25 million unique monthly visitors including SouFun's traffic of 12 million unique monthly visitors). Trader was founded in 1987 and today employs 3,400 people in 13 countries.

Mr. Tutschek has a Bachelor of Science degree (Business and Public Administration Major) in 1983 from the University of Texas.

No other person is expected to make any significant contribution to Riverside's executive decisions who are not executive officers or directors of Riverside.

Board of Directors Committees

The board of directors has not established an audit committee or a compensation committee. An audit committee typically reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the recommendations and performance of independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, and internal accounting and financial control policies and procedures. Certain stock exchanges currently require companies to adopt a formal written charter that establishes an audit committee that specifies the scope of an audit committee's responsibilities and the means by which it carries out those responsibilities. In order to be listed on any of these exchanges, Riverside would be required to establish an audit committee.

Directors currently are not reimbursed for out-of-pocket costs incurred in attending meetings and no director receives any compensation for services rendered as a director. Riverside will most likely adopt a provision for compensating directors in the future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of October 24, 2007, Riverside's outstanding common stock owned of record or beneficially by each executive officer and director and by each person who owned of record, or was known by Riverside to own beneficially, more than 5% of its common stock, and the shareholdings of all executive officers and directors as a group. Each person has sole voting and investment power with respect to the shares shown. Riverside is not aware of any arrangement which might result in a change in control in the future.

TITLE OF CLASS	NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS
Common Stock ($0.001 par value)	Leslie Lounsbury CEO, CFO, Principal Accounting Officer and director 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	4,000,000 Direct	44.5%
Common Stock ($0.001 par value)	Dallice Callum 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	500,000 Direct	5.6%
Common Stock ($0.001 par value)	Dylan Callum 55 Braintree Crescent Winnipeg Manitoba R3J 1E1	500,000 Direct	5.6%
Common Stock ($0.001 par value)	Kent Carasquero 1057 East 21st Avenue Vancouver, B.C. V5V 1S6	455,000 Direct 100,000 Indirect	5.1%
Common Stock ($0.001 par value)	Tyee Capital Consultants, Inc.* 1057 East 21st Avenue Vancouver, B.C. V5V 1S6	100,000 Direct	1.1%
Common Stock ($0.001 par value)	Martin Tutschek Secretary and director Suite 440-375 Water Street Vancouver, B.C. V6B 5C6	25,000 Direct 25,000 Indirect	0.6%
Common Stock ($0.001 par value)	Directors and Executive Officers as a Group (2)	4,025,000 Direct 25,000 Indirect	45.1%

*   Mr. Carasquero holds 455,000 shares in his own name and is the sole shareholder of Tyee Capital Consultants, Inc., which entity holds 100,000 shares indirectly for Mr. Carasquero, in total 6.2%.

**   Mr. Tutschek holds 25,000 shares in his own name and is married to Barbara Tutschek who holds 25,000 shares in her own name.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of Riverside's capital stock. This summary is subject to and qualified by Riverside's articles of incorporation and bylaws.

Common Stock

Riverside has 45,000,000 shares of common stock authorized, par value of $0.001 per share, of which 8,998,659 are issued and outstanding. The articles of incorporation do not permit cumulative voting for the election of directors, and shareholders do not have any preemptive or subscription rights to purchase shares in any future issuance of Riverside's common stock. There are no options, warrants or other instruments convertible into shares outstanding.

The holders of shares of common stock of Riverside do not have cumulative voting rights in connection with the election of the board of directors, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Riverside's directors. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted for by security holders.

The holders of shares of common stock are entitled to dividends, out of funds legally available therefor, when and as declared by the board of directors. The board of directors has never declared a dividend and does not anticipate declaring a dividend in the future. In the event of liquidation, dissolution or winding up of the affairs of Riverside's business, shareholders are entitled to receive, ratably, the net assets of Riverside after payment of all creditors.

All of the issued and outstanding shares of common stock are duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Riverside's common stock are issued, the relative interests of existing shareholders may be diluted.

Preferred Stock

Riverside has 5,000,000 shares of preferred stock authorized, par value of $0.001 per share, none of which are issued and outstanding. The preferred stock has been authorized in the articles of incorporation, which allows the board of directors to designate the dividend, voting, conversion and liquidation rights or preferences of any class of preferred stock. However, the board of directors has never designated any class or series of preferred stock, nor has it ever set forth any description or designation of the rights or preferences of the preferred stock.

Transfer Agent and Registrar

Riverside's transfer agent and registrar is Signature Stock Transfer located at 2301 Ohio Dr # 100, Plano, Texas, 75093–3956. Their phone number is (972) 612-4120.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel whose services were used in the preparation of this Form SB-2 was hired on a contingent basis or will receive a direct or indirect interest in Riverside.

Legal Matters

The validity of the shares of common stock offered hereby will be passed upon for Riverside by Gerald Einhorn, Esq.

Auditors

The financial statements for the periods ended December 31, 2006 and 2005 included in this prospectus and registration statement have been audited by Meyers Norris Penny LLP, to the extent and for the periods set forth in their report, in reliance on the authority of Meyers Norris Penny LLP as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Riverside's articles of incorporation provide that it will indemnify its officers and directors to the full extent permitted by Nevada state law. Riverside's bylaws provide that it will indemnify and hold harmless each person who was, is or is threatened to be made a party to or is otherwise involved in any threatened proceedings by reason of the fact that he or she is or was a director or officer of Riverside or is or was serving at the request of Riverside as a director, officer, partner, trustee, employee, or agent of another entity, against all losses, claims, damages, liabilities and expenses actually and reasonably incurred or suffered in connection with such proceeding.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification is asserted by such director, officer or controlling person, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue, unless the indemnification claim is for expenses incurred by one of the registrant's directors, officers or controlling persons in the successful defense of any action, suit or proceeding.

ORGANIZATION WITHIN LAST FIVE YEARS

Riverside was formed as Homelands Security, Inc. on February 12, 2002 to provide security and private investigation consulting services to residential and commercial clients. On March 12, 2002, Riverside acquired Interglobe Investigation Services, Inc. as a wholly owned subsidiary from Phillip Moriarity in exchange for 950,000 shares of Riverside's common stock and his appointment to our board of directors. On January 1, 2003, Riverside acquired Dolphin Investigations, Ltd. as a wholly owned subsidiary from Don Silcox in exchange for 300,000 shares of Riverside's common stock and his appointment to our board of directors. On February 4, 2004 those shareholders holding a majority of Riverside's common shares voted to rescind the respective share purchase agreements to dispose of Interglobe and Dolphin to their original owners in exchange for the cancellation of those shares of Riverside issued as consideration for the acquisitions and their respective resignations from our board of directors. The assets disposed of as a result of the rescissions were comprised primarily of the good will associated with each security company. The decision to rescind the share purchase agreements was made in response to changes which were to be implemented by the Province of British Columbia, Canada, with respect to the licensing and monitoring of security companies.

On January 18, 2005, Riverside changed its name to "Riverside Manitoba Inc." and subsequently acquired Spirit of Youth as a wholly owned subsidiary.

DESCRIPTION OF BUSINESS

General

Riverside is a holding company whose sole subsidiary, Spirit of Youth, is a Manitoba, Canada, corporation in the business of publishing and distributing "SAY" magazine. SAY in an acronym for Spirit of Aboriginal Youth; it is a magazine for and about Native/Aboriginal youth. SAY focuses on career information and life issues. The magazine is distributed to and read by both Native/Aboriginal and non-native youth alike. SAY magazine has found a niche in both the classroom and with individual readers. As such, it is seen as a useful tool for those interested in reaching the expanding Native/Aboriginal youth target market across North America.

Spirit of Youth commenced publishing SAY with its first issue in the summer of 2002 and now publishes four quarterly issues (Winter/Spring/Summer/Fall) as well as Special Edition issues. Since inception, SAY has printed upwards of 549,600 copies reaching as many as 2,500,000 youths (a conservative estimate, being that the Audit Bureau of Circulation, the world's first and largest not-for-profit circulation-auditing organization, estimates that a printed magazine reaches 5.6 readers per copy. The Audit Bureau of Circulation has not verified our circulation figures nor endorsed the validity of our method for estimating potential readership of our publications based on industry-wide estimates of readers per copy). Each issue of SAY consists of 48 pages with regular sections including Lifestyle and Wellness, Entertainment, Sports, Fashion and an Events Calendar. Profiles of inspiring and motivational native youth from a variety of career backgrounds are also featured.

Subscriptions increased 350% from the first to second year of operation. The increase in size of the magazine (from 36 to 48 pages), the additional copies per issue (from 30,000 to 50,000), and the development of five regional publications are all due to demand by readers and advertisers.

The SAY companion website attracts over 133,000 hits per month. SAY's online magazine provides introductions to stories from current, future and past issues. The website also provides an events calendar, event photos, job listings, SAY information, a subscription form for SAY, and links to other Native/Aboriginal sites. The online magazine also features items not available in print format readers, namely comic strips and the "Weekly X" which is an inside scoop on the weeks Native/ Aboriginal events. SAY's magazine content is not fully available online. Instead, online readers who want access to the full articles are prompted to subscribe to the magazine.

SAY Magazine

Distribution

SAY has a subscription, request and controlled circulation process for distribution throughout Canadian schools with a high percentage of Aboriginal students or First Nation communities. The magazine is also directly distributed to students attending Aboriginal youth conferences and gatherings.

SAY magazine has developed a sophisticated distribution system using a data base. The subscription service reaches all First Nation, Tribal Schools, Tribal Administrations, Metis and Inuit schools, urban high schools, chiefs and councils, Aboriginal communities, tribal councils, provincial and federal Aboriginal territorial organizations, colleges, universities and other related post-secondary institutions. The subscription service also reaches provincial and federal government departments throughout Canada.

SAY's database has continually increased from 3,600 contact names when it was started three years ago. To date, SAY has developed a list of approximately 30,000 individual contacts in over 120 different categories, and has approximately 150,000 individual contacts (mainly schools, post-secondary institutions, tribal colleges and libraries) as potential revenue sources/advertisers. The number of companies, organizations and institutions desiring to reach Riverside's target market is continually increasing as is the market itself.

Riverside sells inserts with SAY Magazine which can be distributed to all or selected numbers or categories within the database. Currently SAY Magazine has insertion arrangements with CanLearn, Canada Career Consortium, and the Building Environment Aboriginal Human Resources (BEAHR) for Canadian contacts. These clients provide material for insertion which is then distributed with the magazine in an accompanying polybag.

Disticor Direct Retail Services has provided retail distribution through Chapters-Indigo Book Stores and similar outlets since 2004. Riverside has also entered into smaller retail distribution agreements with companies for distribution in retail outlets like McNally Robinson Books, Archambault, Mutlimags and International News, making the magazine available across Canada. SAY intends to pursue similar arrangements across the United States. Current distribution in the U.S. is on the rise with SAY's first U.S. specific printing in the third quarter of 2007.

SAY magazine is distributed to readers with paid and unpaid subscriptions, as well as through other types of distribution. SAY's paid subscriptions consist mostly of individuals and classrooms (see *Subscriptions* below) and SAY's paid distribution includes Special Edition distributions. Groups may request an unpaid subscription (i.e. chiefs (chairmen) of bands or tribes and certain youth organizations), but these are very limited. SAY's unpaid distribution occurs at events and gatherings for Native youth (i.e. career events, powwows, and sport events like the North American Indigenous Games).

Regional Issues

Riverside currently publishes five regional issues in Canada:

- Alberta/Saskatchewan/Northwest Territories;
- Manitoba/Nunavut/Northwest Ontario;
- Central Ontario;
- British Columbia/Yukon;
- Quebec/Atlantic Provinces.

Each regional issue contains the main feature stories plus special regional content and advertising.

Youth Involvement Spokespersons/Advisors

SAY intends to select a Youth Involvement Spokesperson for each of the five regions. Currently there is a National spokesperson and there are three regional spokespersons. These spokespersons represent SAY at regional meetings and gatherings of Aboriginal youth.

Additionally, each of SAY's five regions selects Aboriginal youth as advisors. The advisors are chosen through contacts from organizations and gatherings. These volunteer advisors are asked to make a commitment to participate for one year. Their involvement consists of participating in electronic discussions for content direction. Additionally, the youth are encouraged to submit material for publication (both website and hard-copy).

Partner/Sponsors

Partner/Sponsors are essentially sales contracts which include advertising in SAY magazine, editorials in the magazine, and advertising on the website. The editorial content that Riverside accepts from Partners/Sponsors includes profiles on Native American employees and items describing services and/or programs specific to Native youth. Editorial material must be submitted by Partner/Sponsors prior to general submission deadlines for editorial review. Advertising is not allowed as editorial content. The contracts with Partner/Sponsors generally run for twelve months and are paid either in advance or through installments; as such, partnerships are useful in maintaining cash flow.

Riverside's Partners/Sponsors include:

- APTN - Aboriginal Peoples Television Network is the first national Aboriginal television network in the world with programming by, for, and about Aboriginal Peoples. APTN has been a partner with SAY since the publication of SAY's initial issue. Its launch on September 1, 1999 represented a significant milestone for Aboriginal Canada - for the first time in broadcast history.
- AHRDCC - Aboriginal Human Resources Development Council of Canada was established in 1998 as a public-private partnership with the mission to increase Aboriginal people's participation in the Canadian labor market. AHRDCC uses SAY Magazine to promote the Guiding Circles career publication among other things. Established in 1998, AHRDCC is Canada's Aboriginal Sector Council and a pillar of the Aboriginal Human Resource Development Strategy.
- AMC - the Assembly of Manitoba Chiefs was created in 1988 by First Nation in Manitoba to coordinate political action and technical work on common issues.
- CCC - Canada Career Consortium
- Canadian Aboriginal Festival
- Dreamcatcher Aboriginal Youth Conference
- Gamblers Indian Reserve
- MKO - Manitoba Keewatinook Ininew Okimowin
- NAAF - The National Aboriginal Achievement Foundation is a nationally registered non-profit organization devoted to excellence and providing the educational tools necessary for Aboriginal youth to achieve brighter futures.
- NACCA - The National Aboriginal Capital Corporation Association is a growing network of Aboriginal Financial Institutions dedicated to promoting economic growth across Canada through the Aboriginal communities it serves. Owned by 59 lending institutions, known as Aboriginal Financial Institutes (AFI's), NACCA provides programs, products and services designed to promote and stimulate growth of Aboriginal business in Canada.
- NCI - Native Communications Incorporated
- RCMP deal.org Program
- Scotiabank
- TC - Turtle Concepts
- WASAC - Winnipeg Aboriginal Sport Achievement Centre

Advertising

A large number of entities advertise in SAY magazine and on the accompanying website. Magazine advertising takes the form of partial and full page ads, front and rear inside cover ads, rear outside cover ads, as well as poster inserts, and polybag advertisements. The types of advertisers include Canadian governmental departments, a host of educational institutions, Aboriginal organizations including the First Nation and Metis, Aboriginal television channels, Aboriginal radio stations, and numerous employers seeking potential applicants. Riverside's advertisers for the first six months in 2007 include:

- Assembly of First Nations - Brian Hendry
- The Aboriginal Human Resource Development Council of Canada
- Algoma University College
- Amisk & Associates Inc.
- Associated Press Television News
- Assembly of Manitoba Chiefs
- BMO Financial Group

- Brown Communications Group: SaskTel
- Canadian Aboriginal Festival
- Communication Services Manitoba
- Concordia University - Montreal
- Cossette Media: Canada Revenue Agency
- Cossette Media: Human Resources
- Cossette Media: RCMP
- DDB Canada: Syncrude

- Dominion Institute
- Dreamspeakers Film Festival

- First Nation Technical Institute
- Legacy of Hope
- Lethbridge Community College
- Lethbridge Regional Police Service
- Manito Ahbee Festival
- Mediactive: Norquest College
- Much Music
- Muskwa Productions
- NAIT
- NITEP -Faculty of Education University of British Comumbia

- OMC\Wonder: SAIT
- Oteenow Employment & Training Society
- Phoenix Advertising: Sask Health
- Saddle Lake Cree Nation

- Safeway Canada
- Sask Power
- Spirit of the Children Society
- Tolko Industries Ltd.
- University of Manitoba - Extended Education
- University of Regina
- University of Victoria Law
- Vision Quest Conference

Past advertisers have included:

- Aboriginal Courtwork Program
- Aboriginal Financial Officers Association of Canada
- Aboriginal Sports Circle
- Aboriginal Voices Radio

- Aboriginal Youth Network
- Aboriginal Business Service Network - BC
- Addressing Disabilities Issues Conf
- Appleby College
- Arrowhead Development Corporation

- Association for Native Development in the Performing and Visual Arts
- Alberta Native Friendship

- Assiniboine Community College
- Association of Canada Lands Surveyors
- BC Aboriginal Diabetes Conference
- BDC Aboriginal Banking
- Beesum Communications

- Blood Tribe

- Brown, Mary

- Building Environmental Aboriginal Human Resources

- Butler, Rebecca

- C-Weed Band

- Canada/BC Business Services Society
- Canada Council for the Arts

- Canada World Youth
- Canada Careeer Consortium

- Terminus 1525 c\o Canada Council for the Arts
- Canadore College

- Canadian Aboriginal Music Awards
- Canadian Council for Human Resources in Environment Industry (CCHREI)
- Canadian Imperial Bank of Commerce
- Career Management Association of BC
- CASTS Conference
- CDI College
- Centre for Aboriginal Human Resource Development
- CMA Canada
- Council for the Advancement of Native Development Officers

- CHUM TV

- City of Winnipeg Corporate Services Department
- CKRZ-FM

- Communication Services Manitoba

- Construction Sector Council
- Creative Native

- Cultural Human Resources Council
- Dreamcatcher
- Eagle & Hawk Rising Sun Productions
- Eagle Vision

- Edmonton Catholic SD
- EMI Music Canada
- Entrepreneurship & Skills Development
- First Nations Buying Group

- First Nations House
- First Nations Technical Institute

- First Nations Training & Consulting Service
- First Nations (AB) Technical Services
- First Nations Economic Development Conference Board - CIBA
- Forest Products Association of Canada
- FN Education Steering Committee
- G3 Diversity Officer CFRG HQ Canadian Forces Recruiting Group
- Gambler First Nation

- Grant MacEwan College
- Grassroots News

- Helen Betty Osborne Memorial Foundation

- HRDC - Canada Student Loans
- Hydro One
- INAC
- Indian Affairs
- Indigenous Bar Association
- Centre for Indigenous Theatre
- Imaginative Film & Media Arts Festival
- KSUT - Four Corners Public Radio
- Katimavik Port of Montreal Building
- Katimavik BC/Yukon
- Kenora Chiefs Advisory
- Kwantlen University College
- Lakehead University
- Learning Through the Arts
- Ma Mawi Wi Chi Itata Centre Inc
- Manitoba Emergency Services College
- Manitoba Film and Sound
- Manitoba Hydro
- Manitoba Safety Council
- Maxus Communications
- Manitoba Aboriginal Music Host Committee
- Macdonald Youth Services
- Malapasina University College
- Maxus Communications
- MBS
- Medicine Bundle
- Memorial University
- MMF- Southwest Region
- Manitoba Metis Federation
- MMF Inc.
- Mohawk College
-
- MB Advanced Ed & Training
- MB4Youth
- Media/I.D.A. Vision Inc.
- Metis Child & Family Service

- Meyers Norris Penny
- Mid-Canada
- Ministry of Economic and Aboriginal Affairs
- MKO
- Manitoba Telephone System
- NAFA
- NALMA
- National Aboriginal Achievement Foundation
- National Aboriginal Health Organ
- National Screen Institute - Canada
- National Aboriginal Capital Corporations Association
- North American Indigenous Games
- National Aboriginal Achievement Foundation
- Native Communications Incorporated
- Native Earth Performing Arts
- Native Reflections Inc.
- Native Women's Shelter of Montreal
- Ne-Chee Friendship Centre
- Canada World Youth Netcorps Canada International
- Nexen Inc
- New Credit Education Department
- Nishnawbe Aski Nation
- Nokee Kwe Occupational Skill Development
- Norquest College
- North Bay IFC
- Northland School Division No. 61
- Northwest Regional Learning Consortium
- OCCDSB
- OFIFC
- Ottawa Carlton Catholic SB
- Parent Education Conference Meadowood Farm
- Partners For Careers

- Prolific Graphics Inc.
- Peace Hills Trust
- Peguis Gaming Authority
- People of Colour & Native People
- Pepsi
- Pimicikamak Cree Nation
- Place Louis Riel
- Protos International Inc.
- The Radisson
- RCMP
- Rediscovery Training
- RedWAY BC Project
- River Creek Resort & Casino
- Samson Management Limited
- Sask Native Theater Company
- SIAST
- Skidgate Band Council
- Samson Cree First Nation
- Scotiabank
- Social Planning Committee of Winnipeg
- Spirit Fire Candles
- Sport Nunavut Department of Culture, Language, Elders and Youth
- Stolo Nation HRD
- Sunshine Records
- Teekca's Aboriginal Boutique
- Third Gathering for Aboriginal Health Event Connection Unit 11
- TKM Inc.
- Treaty 4 Education Center
- Trent University
- Tribal Wi-chi-way-win Capital Corp
- Turtle Concepts Garden River First Nation
- Tribal Councils Investment Group

- UBC FN House of Learning
- Union BC Indian Chiefs
- University of Lethbridge
- University of Ottawa Aboriginal Resource Center
- MBA Program, College of Commerce University of Saskatchewan.

- Waubetek Business Development Corporation
- Waywayseecappo First Nation
- Waywayseecappo Wolverines Hockey Team
- Wellington College of Remedial Massage
- White Mountain Academy of the Arts
- Winnipeg Aboriginal Sport & Recreation

- Wikwemikong Board of Education
- Willier & Company
- Winnipeg Chamber of Commerce
- Winnipeg Regional Health Authority
- Workers Of Tomorrow
- YaYo Productions
- Youth Retreat

Advertising agencies working with Riverside include:

- Anderson McFallon
- DDB Canada representing Syncrude
- Highwood Communications Ltd., representing the Province of Alberta
- Media Vision representing: Air Reserve; Canadian Forces; Canadian Space Agency; Health Canada; and Heritage Canada
- Netcorps Canada
- Poirier Communications Ltd.
- The Media Company
- TMPW Canada representing Skills Canada

Grants

Though Riverside is a for-profit corporation, Riverside is able to procure grants which it uses to assist with operational costs and to expand operations. However, Riverside is not dependent upon grant aid. Several grant proposals which were under review for 2007 include:

- In 2007, Riverside applied for and was successful in obtaining a grant in the amount of $12,500 for editorial content under the Canada Council for the Arts.

- In 2007, Riverside received $20,000 payment under a Capacity Building grant.

- In 2007, Riverside received $25,000 for marketing assistance from the Canadian Government's *Aboriginal Business Canada*.

- Riverside has applied for the 2007 Canadian Magazine Fund assistance grant; we will not know of our success or the amount of the grant until early 2008.

Special Editions

Riverside has printed numerous special editions, some of which have been tied to grant amounts, as follows:

- Special Edition on Powwows, Arts and Entertainment;
- Special Edition on Best Practices in Aboriginal Economic Development; and
- Special Edition on Performing Arts.

Mail-in subscriptions are available in 3 categories: single copies, multiple copies and classroom kits. The subscription prices are as follows:

Categories	Price
Single copy (6 issues)	$42.95
Single copy (12 issues)	$79.95
Multiple copies (6 copies of each issue, 6 issues)	$99.95
Multiple copies (6 copies of each issue, 12 issues)	$189.95
SAY Magazine Classroom Kit (30 copies + Resource Guide + Role Model posters, current issue)	$89.95/kit
SAY Magazine Classroom Kit (30 copies + Resource Guide + Role Model posters, 4 issues)	$359.95/kit
SAY Magazine Classroom Kit (30 copies + Resource Guide + Role Model posters, 8 issues)	$699.95/kit

The above prices do not include Canadian Goods and Services Tax or 10% shipping and handling.

The Classroom Kits are beneficial to educational providers and are suited for any age level.

Operations

Riverside utilizes the team approach to bring each issue of SAY to fruition. The Production and Editorial Teams work in conjunction with one another for all in-house work.

The Production Team, which includes a designer, a publisher, and volunteer members, manages the day-to-day operations of SAY projects. They manage the entire project throughout the development process which includes, but is not limited to:

- directing and communicating with SAY contractors;
- collecting and sharing information with the Editorial Team;
- facilitating communication among Editorial Team members and SAY consultants;
- synthesizing feedback from end-users and Editorial Team.

The Editorial Team, which includes an editor, a youth editor, and volunteer members, provides guidance and direction throughout the development phases of SAY Magazine and the website for the editorial content, related to editorial direction, quality and appropriate content. The volunteer members of the Editorial Team are from across Canada, generally recruited from Aboriginal social functions, and include representatives from each of the regularly featured sections of the magazine and website as well as Aboriginal youth representatives.

The Editorial Team's guidance and direction may include but is not limited to:

- commenting on suggestions put forward or providing additional contacts for research and interviews;

- ensuring the SAY information gets disseminated to their constituency and that any feedback is returned to the Production Team within established time lines;
- ensuring national geographical representation in SAY publications;
- ensuring national Aboriginal representation in SAY publications;
- providing input on text; and
- making general design and illustration recommendations based on feedback from end-users.

The Editorial Team and the Production Team work together to develop a concept, theme and article outline for each magazine. Material relevant to each issue's theme is included in the magazine, as well as material pertinent to each of the regular sections (i.e. Music, Movies, Careers, Feedback, etc.). This material primarily comes from readers and freelancers.

Submissions from readers often make up a majority of SAY's content. The Editorial Team edits the material to correct grammar issues and adjusts content so as to eliminate profanity or insensitive issues. The Editorial Team only utilizes material by, for, or of interest to Native youth.

Submissions from freelancers are used less frequently. The Editorial Team assigns articles to freelance writers, follows the progress of articles, and ensures that the editorial principles are followed. The Editorial Team is building a "National Team" of career information writers. They also work with freelance photographers and illustrators.

The layout and design of the magazine is contracted to Relish Design Inc. of Winnipeg, Manitoba. Relish has provided the design structure for the last seven issues.

The printer for the magazine is Prolific Printing Group of Winnipeg. They also handle the Canada Post fulfillment, which includes labeling and sorting. Any insertion orders with the magazine are also completed by Prolific.

We do not have agreements with either Relish Design or Prolific Printing but order layout and design and printing services on a per issue basis.

Riverside has a circulation manager working on a part time basis and a national sales manager working on a full time basis, both from the company offices.

Competition

SAY magazine's competition includes three Aboriginal magazines:

- Redwire Magazine, a Canadian publication that prints four issues annually at up to 10,000 copies per issue. This magazine is not used in schools and is not seen as a major competitor.
- Spirit Magazine, a Canadian publication that prints four issues annually at about 5,000 copies per issue, but targets only Aboriginal people over the age of 24. Usually, the magazine is 48 pages in length, maintains a website and is perceived as an "art" magazine.
- Native Peoples Magazine, a U.S. publication that prints six issues annually at about 50,000 copies per issue. It is the largest, most highly targeted magazine devoted solely to Native American art and culture. With editorial on a variety of issues and outstanding photography, the magazine targets upscale readers; in particular, it targets museums and art galleries. It focuses on Native American contemporary art, artifacts, history and culture. There is little focus on youth.

A limited number of educational websites target Aboriginal youth including:

- The First Peoples on SchoolNet is a catalogue of Aboriginal related curriculum material.
- The Kids Stop features profiles of notable Aboriginal Canadians and their achievements in everything from sports to politics, to the arts. Kids can even try their hand at First Nation languages, guided by RealAudio pronunciations.
- The Aboriginal Youth Network is specifically aimed at First Nations youth themselves, and with websites often created by them, it provides practical information, such as employment opportunities and scholarship funds.

Native American inline magazines include the following:

- Native Peoples Magazine is dedicated to the sensitive portrayal of the arts and lifestyles of the indigenous peoples of the Americas.
- Ancient American reports on ancient artifacts and opens a forum for discussion between the professional and the vocational archaeologist.
- Tribal College Journal is a quarterly publication for American Indian educators, federal and tribal leaders, students and others interested in Indian issues.
- Career Path serves the employment and recruitment needs of Native Americans, tribal organizations, university placement offices, government and industry.
- Native American Images is web magazine devoted to the images of Native American people, places, and land.

There are a number of newspapers throughout various parts of Canada and the United States that target the Aboriginal/American Indian community; none of these specifically target Aboriginal youth. None of these newspapers is career or lifestyles oriented and are often political in nature, tending to target the First Nation, a specific tribe, or the Metis people, but rarely combine the respective target markets.

Market

The target market for SAY magazine and its corresponding website is Aboriginal/Native youth. Until Sprit Enterprises introduced SAY, Aboriginal youth in Canada did not have a national resource and lifestyle magazine directed specifically towards them. No magazines in the United States specifically target the American Indian youth market.

Demographics

Canada

There are over 1.4 million Aboriginal people in Canada. The Aboriginal population is projected to increase to over 1.6 million by 2011 - a growth rate that is nearly three times faster than the non-Aboriginal population. Aboriginal youth (14 to 30) will represent a much larger share of the youth market over the next decade and will account for an increasing share of entrants into the workforce.

The Aboriginal population is the fastest growing segment of the Canadian population. Demographic projections indicate the Aboriginal population is increasing in every province and territory in Canada. It is expected that between 1991 and 2016, the Aboriginal population will increase by 56%. On average, the Aboriginal population is significantly younger than the rest of the Canadian population. For instance, in 1991, more than 50% of the Aboriginal population was below the age of 25.

Education in the Aboriginal community is on the rise. The education levels for certain segments of the Aboriginal population are still below the Canadian average. Only 31% of the Aboriginal on-reserve population has a high school education. This is about half the Canadian average. This statistic is changing rapidly. The retention rate of on-reserve schools increased from 13% in 1969-1970 to 75% in 1995-1996. In 1969, only 800 Aboriginal people had a post-secondary education. By 1991, the number was 150,000.

Based upon these statistics, Riverside feels it has room to expand the readership of SAY magazine. The statistics are taken from the following sources: Projections of Registered Indians, 1991-2015 (February 1993), Rapid Growth Scenario – Report prepared by Statistics Canada for DIAND, and; Projections of Canada's Population of Aboriginal Ancestry, 1991-2015 (July 1993) – Report prepared by Statistics Canada for the Interdepartmental Working Group on Employment Equity.

United States

Four out of ten U.S. American Indians lived in the Western United States. Over half of all people who identified themselves as American Indian lived in just ten states. The ten cities with the greatest American Indian populations are: New York City, Los Angeles, Chicago, Houston, Philadelphia, Phoenix, San Diego, Dallas, San Antonio, and Detroit. The largest Indian tribes are the Cherokee with 234,000 members and the Navajo with 204,000 members. The largest Alaska Native tribe is the Eskimo with 37,000 members. The largest on-reservation population is the Navajo Nation with 175,200 members. The greatest state Native population is California with 683,000, followed by Oklahoma (394,000) and Arizona (327,000). Using this type of information, Riverside intends to target the U.S. market in more densely populated American Indian areas.

Government Regulation

Riverside is subject to laws and regulations that are applicable to the magazine publishing business. These laws include regulation over intellectual property ownership and infringement, copyrights, trademarks, trade secrets, obscenity, libel, employment and personal privacy. Copyright laws protect "original works of authorship fixed in any tangible medium of expression, now known or later developed" (USC 17 Sec. 102), and are of cardinal importance within the publishing business.

Additionally, there are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet, and a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to, among other things, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyrights, trademarks, trade secrets, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet.

Riverside is also subject to laws and regulations that are applicable to various Internet activities. There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet and telecommunications. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to, among other things, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy and quality of products and services. The applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how Riverside does business.

In the United States, Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress has, for example, considered legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect Riverside's business, financial condition, results of operations and future prospects. Riverside has no way of knowing whether legislation will pass or what form it might take.

New laws and regulations may increase Riverside's costs of compliance and doing business, decrease the demand for Riverside's products, or otherwise have a material adverse effect on Riverside's business.

Employees

Riverside has three full-time and four part-time employees. Riverside does not intend to hire additional employees to fulfill its staffing requirements over the next twelve months. Riverside uses freelance contributors, consultants, attorneys, and accountants as necessary.

Ms. Lounsbury, CEO, CFO, principal accounting officer, and director, is employed full time in support of SAY's operations, including working as the head of production, editor, and marketer.

Mr. Tutschek, secretary and director, spends a few hours per week on the operations of Riverside at this stage of operations. However, he anticipates that the amount time he focuses upon Riverside will increase as operations develop.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of Riverside's financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes and the other financial information appearing elsewhere in this registration statement.

Strategy

Riverside believes it can successfully reach its target market and continue to increase advertising revenue and circulation. Riverside's short term operational milestones include:

- penetrate United States market;
- obtain $30,000 in U.S. subscriptions;
- publish and distribute 6 issues per year to U.S. tribes;
- sign on ten partners/sponsors from U.S. at a value of more than $100,000;
- increase number of partners/sponsors in Canada by 20% at a value of $50,000;
- increase advertisement sales in Canada by 20%.

Riverside will also focus on: soliciting advertising from pre-qualified businesses and organizations; meeting a pre-determined, per-issue, advertising revenue target, and; signing as many advertisers as possible to annual contracts.

Riverside's is also directing its efforts on more fully penetrating the U.S. market. The effort has begun with the development of a 20,000 name contact database and the distribution of free copies of SAY magazine. Riverside's goal is to obtain 50 distributors by December 31, 2007, and 100 by December 31, 2008. Riverside also plans to contract with ten U.S. Partners/Sponsors for a total of $100,000 by August of 2008. The main objective behind the U.S. penetration is to increase overall advertising revenues.

Upon the completion of the process of filing this form SB-2 with the Commission under the Securities Act, Riverside will file with the Commission on Form 8-A to register the company under the Exchange Act.

Results of Operations

Since the acquisition of Spirit Enterprises on January 21, 2005 was accounted for as a reverse merger or recapitalization of Riverside, the narrative and consolidated financial statements included herein are those of Spirit Enterprises from January 1, 2003, through January 20, 2005, and the combined entity from January 21, 2005 to June 30, 2007. Riverside's fiscal year end is December 31.

Sales

Sales include "advertising," "special editions," and "subscriptions." Advertising revenue is generated from the sales of advertising for Riverside's regular SAY editions and the website. Grants are procured on the basis of SAY's benefit to the community and for special editions, which are targeted based upon the grant criteria. Subscriptions, which generally make up a small portion of Riverside's revenue, are purchased singly by individuals or in multiples by schools or other institutions.

Sales for the three month period ended June 30, 2007 increased to $54,692 from $30,916 for the three month period ended June 30, 2006, an increase of 77%. Sales for the six month period ended June 30, 2007 increased to $236,716 from $144,794 for the six month period ended June 30, 2006, an increase of 63%. The increase in sales over the comparative three and six month periods is primarily attributable to an increase in advertising and other income comprised of increased contract printing. Subscription sales decreased in the three months ended June 30, 2007 over the comparative three month period ended June 30, 2006 but increased over the comparative six month periods ended June 30, 2007 and June 30, 2006. The comparative decrease in subscription sales in the three month period ended June 30, 2007 can be attributed to a decrease in bulk sales.

Sales for the year ended December 31, 2006 increased to $300,632 from $228,469 for the year ended December 31, 2005, an increase of 31%. The increase in sales over the comparative twelve month periods can be attributed to an increase in subscription orders, advertising sales, other income comprised of contract printing over the comparative twelve month periods. Sales in the most recent twelve month period were further complimented by the sale of posters and polybags.

Riverside anticipates that sales will continue to increase over future periods based on increases in subscription orders, advertising sales, and the sale of posters and polybags. Special edition revenue is also expected to increase as Riverside intends to increase the number of published issues on a year over year basis as detailed in the table below.

Schedule of Published Issues

| | Three Months Ended | | | | | | | |
| | March 31 | | June 30 | | September 30 | | December 31 | |
	Regular Issues	Special Editions	Regular Issues	Special Editions	Regular Issues	Special Editions	Regular Issues	Special Editions
2007	2	2	1		2*			
2006	1		1	1	1		1	2
2005	1		2		1			
2004	1			1	1		1	1
2003	1				1		1	
2002			1				1	

*One Canadian magazine and one U.S. magazine.

Cost of Sales

Costs of Sales include "magazine costs" and "posters, project and polybags." Magazine costs include publishing, printing and mailing costs as well as cooperative advertising and marketing contract expenses. Posters, project and polybags are costs related to special advertising inserts and packaging.

Cost of sales for the three month period ended June 30, 2007 increased to $26,899 from $1,364 for the three month period ended June 30, 2006, an increase of 1,872%. Cost of sales for the six month period ended June 30, 2007 increased to $106,833 from $51,183 for the six month period ended June 30, 2006, an increase of 109%. The increase in cost of sales over the comparative three and six month periods ended June 30, 2007 and 2006 is due to the recognition of grant revenue in the three and six month periods ended June 30, 2006 which offset the cost of sales in those periods leading to the increase in cost of sales in the more recent three and six month periods.

Cost of sales for the year ended December 31, 2006 decreased to $84,175 from $110,411 for the year ended December 31, 2005, a decrease of 24%.

Riverside's cost of sales has fluctuated on an historical basis relative to the number of issues produced in any given period. Therefore, in the near term our cost of sales is expected to increase or decrease in relation to the number of issues produced.

Gross Margin

Gross margin for the three month period ended June 30, 2007 decreased to $27,793 from $44,332 for the three month period ended June 30, 2006, a decrease of 37%. Gross margin for the six month period ended June 30, 2007 increased to $129,883 from $93,611 for the six month period ended June 30, 2006, an increase of 39%. The decrease in gross margin over the comparative three month periods ended June 30, 2007 and June 30, 2006 can be attributed to the increase in cost of sales associated with magazine production including posters, project and polybags. The increase in gross margin over the comparative six month periods ended June 30, 2007 and June 30, 2006 is primarily due to increases in sales of advertising, subscription orders and other income in the more recent period.

Gross margin for the year ended December 31, 2006 increased to $188,036 from $98,984 for the year ended December 31, 2005, an increase of 83%. The increase in gross margin over the comparative twelve month periods ended December 31, 2006 and December 31, 2005 is primarily attributable to an increase in sales and a decrease in cost of sales in the more recent annual period.

Riverside gross margin is expected to continue to fluctuate based on the cost of sales in any given period versus realized sales revenue.

Operational Expenses

Our operational expenses include "bad debts," "depreciation," "interest and bank charges," "interest on long-term debt," "marketing," "office," "professional fees," "rent," "salaries, wages and benefits," "telephone, fax and internet," "travel," "vehicle expenses," and "website and computer support."

Operational expenses for the three month period ended June 30, 2007 increased to $97,874 from $75,781 for the three month period ended June 30, 2006, an increase of 29%. Operational expenses for the six month period ended June 30, 2007 increased to $184,962 from $145,766 for the six month period ended June 30, 2006, an increase of 27%. The increase in operational expenses over the comparative three and six month periods is primarily attributable to an increase in professional fees and marketing expenses devoted to increased television exposure from our partner APTN.

Operational expenses for the year ended December 31, 2006 decreased to $216,221 from $278,213 for the year ended December 31, 2005, a decrease of 22%. This increase is primarily due to an increase in marketing expenses and professional fees.

Riverside expects that operational expenses will continue to increase over future periods as management expands production and distribution of its magazine products, which growth may lead to additional increases in marketing costs and an increase in general and administrative expenses.

Other Income (Expense)

Other income for the three month period ended June 30, 2007 decreased to $0 from $1,563 for the three month period ended June 30, 2006. Other income for the six month period ended June 30, 2007 decreased to $0 from $17,848 for the six month period ended June 30, 2006. Other income in the three and six month periods ended June 30, 2006 was the result of grants awarded to Riverside. No grants were awarded in the period ended June 30, 2007.

Other income for the year ended December 31, 2006 decreased to $0 from $9,357 for the year ended December 31, 2005. Other income for the twelve month period ended December 31, 2005 was the result of a gain realized from a debt settlement with a former creditor in the amount of $9,357 in exchange for our commitment to purchase advertising from the same creditor.

Riverside anticipates other income in future periods from grants for which the company is currently under consideration.

Income/Losses

Net losses for the three month period ended June 30, 2007 was $90,680 as compared to a net loss of $29,989 for the three month period ended June 30, 2006. Net losses for the six month period ended June 30, 2007 was $76,830 as compared to a net loss of $34,500 for the six month period ended June 30, 2006. The change in net losses over the three and six month comparative periods is primarily attributable to an increase in magazine production costs and marketing expenses.

Net income for the year ended December 31, 2006 was $2,256 as compared to a net loss of $151,901 for the year ended December 31, 2005. The transition to net income in the most recent twelve month period can be attributed to the increase in overall sales combined with a decrease in operational expenses.

Riverside anticipates net losses for the year ended 2007 due to the current expansion of operations despite the realization of net income in the twelve month period ended December 31, 2006.

Capital Expenditures

Riverside made no significant capital expenditures on property or equipment for the three and six month periods ended June 30, 2007 and 2006. Further, Riverside has no current plans for the purchase or sale of any plant or equipment, outside of normal items to be utilized by office personnel.

Income Tax Expense (Benefit)

Riverside has an income tax benefit resulting from net operating losses to offset any future operating profit. However, Riverside has not recorded this benefit in the financial statements because it cannot be assured that it will utilize the net operating losses carried forward in future years.

Impact of Inflation

Riverside believes that inflation has had a negligible effect on operations over the past three years. Further, Riverside believes that it can offset inflationary increases in the cost of raw materials and labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Cash flow provided by operations was $2,879 in the six month period ended June 30, 2007, as compared to cash flow used in operations of $22,897 for the six month period ended June 30, 2006. The transition from cash flow used in operations to cash flow provided by operations in the most recent six month period can be attributed to the decrease in deferred revenue over the comparative six month period and the increase in accounts payable and accruals.

Cash flow used in operations was $25,178 for the year ended December 31, 2006, as compared to cash flow used in operations of $61,101 for the year ended December 31, 2005. The decrease in cash flows used in operating activities for the year ended December 31, 2006 is attributable to the transition from net losses in the year ended December 31, 2005 to net earnings in 2006 and an increase in accounts receivable.

Riverside expects the amount of cash flow used in operations to decrease in future periods as indicated by the transition to cash flow provided by operations in the most recent period ended June 30, 2006.

Cash flow provided by financing activities was $16,713 for the six month period ended June 30, 2007, as compared to cash flow provided by financing activities of $33,998 for the six month period ended June 30, 2006. Cash flow provided by financing activities in the current six month period can be attributed primarily to advances from shareholders offset by the repayment of advances to shareholders.

Cash flow provided by financing activities was $32,520 for the year ended December 31, 2006 and $52,051 for the year ended December 31, 2005. Cash flow generated from financing activities in the year ended December 31, 2006 can be attributed primarily to advances from shareholders and advances under a term loan offset by repayments of advances to shareholders and repayments under a line of credit.

Riverside does anticipate additional financing activities to provide cash flow as management seeks to expand operations, which additional financing activities may include the offering of equity.

Cash flow used in investing activities was $1,771 for the six month period ended June 30, 2007, and $1,834 for the six month period ended June 30, 2006. Investing activities over both comparative periods were dedicated to the purchase of office equipment.

Cash flow used in investing activities was $3,244 for the year ended December 31, 2006 and $2,565 for the year ended December 31, 2005. Similarly, investing activities over both comparative periods were dedicated to the purchase of office equipment.

Riverside expects to continue to expend cash flow on investing activities in future periods as management seeks to upgrade existing office equipment in line with the expansion of operations.

Riverside has current liabilities totaling $307,859 at June 30, 2007, of which $131,421 are accounts payable and accruals and $149,671 are deferred revenues. The accounts payable are due in 90 days from inception. We are under an obligation to return deferred revenue if a contracted publication does not occur. While Riverside has a working capital deficit at June 30, 2007, totaling $225,125, Riverside feels that it can reduce this deficit by increasing sales and decreasing its cost of sales.

Riverside believes that its current assets, which total $82,734 at June 30, 2007, will be insufficient to conduct its operations over the next twelve months. Should Riverside be unable to realize sufficient net revenue over this period it will be forced to raise additional funds in order to continue printing and distributing SAY. Riverside has no current commitments or arrangements with respect to funding or immediate sources of funding. Riverside's inability to obtain additional funding, if required, would have a material adverse affect on its operations. Although Riverside has no obligation or commitment from any shareholder to provide funding, Riverside anticipates that its shareholders will continue to show support in the form of loans or equity placements as needed. Riverside's inability to obtain funding, as necessary, would stifle its development and operations and might ultimately cause it to cease operations.

Riverside is conducting this offering, in part, because it believes that a registration of its equity securities will minimize some of the impediments to capital formation that otherwise exist. By having a registration statement in place, Riverside believes it will be in a better position, either to conduct a future public offering of its securities or to undertake a private placement with registration rights. Registering its shares under the Securities Act will help minimize the liquidity discounts Riverside may otherwise have to take in a future private placement of its equity securities, because investors will have a high degree of confidence that the Rule 144(c)(1) public information requirement will be satisfied, and a public market could exist to effect Rule 144(g) broker transactions. Riverside believes that the cost of registering its securities, and undertaking the affirmative disclosure obligations that such a registration entails, will be more than offset by avoiding liquidity discounts in future sales of securities.

Riverside has no current plans for the purchase or sale of any plant or equipment and has no defined benefit plan or contractual commitment with any of its officers or directors.

Off Balance Sheet Arrangements

As of June 30, 2007, Riverside has no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to stockholders.

Critical Accounting Policies

In Note 3 to the audited consolidated financial statements for the years ended December 31, 2006 and 2005 included in this prospectus, Riverside discusses those accounting policies that are considered to be significant in determining the results of operations and its financial position. Riverside believes that the accounting principles utilized by it conform to accounting principles generally accepted in the United States of America.

Revenue Recognition

Riverside's principal sources of revenue are comprised of advertising, contract sales (from special editions), subscriptions and grants.

Riverside's recognition of advertising revenue has been specifically tailored to be recognized upon delivery of the edition in which the advertisement appears. Alternatively, advertising revenue is recognized over the life of the contractually agreed period for ongoing advertising not related to a specific issue. Revenue is recognized on a pro-rata basis when the advertising occurs in the magazine. When advertising is ongoing through Riverside's website or at ongoing events the revenue is recognized over the life of the agreement. Advertising revenue is classified as non-current when the services are not expected to be provided in the next 12 months. Advertising revenues are deferred when persuasive evidence of an agreement exists and collection is reasonably assured for advertising in future magazine issues.

Contract sales, which include special editions commissioned by customers is recognized upon delivery of the special edition.

Revenues from subscriptions are recognized on a pro-rata basis as the applicable magazine issues are delivered. Subscription revenue is classified as non-current based on the pro-rata number of issues remaining assuming four issues are produced annually.   Subscription revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured for future magazine issues and recognized on a pro-rata basis as the magazines are delivered.

Grant revenues are recognized as reimbursable expenses which are incurred over the life of the related grant. Grant revenue is classified as non-current when the reimbursable expenses are not expected to be incurred in the next 12 months. Grant revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured. Grant revenue is then deferred until the reimbursable expenses are incurred over the life of the related grant.

Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, "*Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.*" This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on Riverside's results of operations or financial position.

In March 2006, the FASB issued SFAS 156, *"Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140"*. This statement amends FASB Statement No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities"*, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement: (1) requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: (a) a transfer of the servicer's financial assets that meets the requirements for sale accounting, (b) a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities in accordance with FASB Statement No. 115, *"Accounting for Certain Investments in Debt and Equity Securities", (c) a*n acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates; (2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable; (3) permits an entity to choose either of the following subsequent measurement methods for each class of separately recognized servicing assets and servicing liabilities: (a) *Amortization method*—Amortize servicing assets or servicing liabilities in proportion to and over the period of estimated net servicing income or net servicing loss and assess servicing assets or servicing liabilities for impairment or increased obligation based on fair value at each reporting date, or (b) *Fair value measurement method*—Measure servicing assets or servicing liabilities at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur; (3) at its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value; and (5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. An entity should adopt this statement as of the beginning of its first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The effective date of this Statement is the date an entity adopts the requirements of this Statement.

In September 2006, the FASB issued SFAS No. 157, "*Fair Value Measurements*". The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Riverside's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "*Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)*". This statement requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on Riverside's future reported financial position or results of operations.

In September 2006, the Commission issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for periods ending after November 15, 2006. Riverside is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Riverside is currently assessing the impact of SFAS No. 159 on its financial position and results of operations.

Going Concern

Riverside's auditors have expressed substantial doubt as to Riverside's ability to continue as a going concern as a result of an accumulated deficit of $356,553 as of December 31, 2006 which had increased to $411,632 as of June 30, 2007. Riverside's ability to continue as a going concern is subject to the ability of Riverside to obtain a profit and /or obtaining the necessary funding from outside sources. Management's plan to address Riverside's ability to continue as a going concern, includes (i) realization of increased revenues from sales (ii) obtaining funding from private placement sources; (iii) obtaining additional funding from the sale of Riverside's securities; (iv) obtaining loans from shareholders as necessary, and (v) converting outstanding debt to equity. Although management believes that it will be able to obtain the necessary funding to allow Riverside to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Forward Looking Statements and Factors that May Affect Future Results and Financial Condition

The statements contained in the section titled *Management's Discussion and Analysis,* with the exception of historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act. A safe-harbor provision may not be applicable to the forward looking statements made in this Form SB-2 because of certain exclusions under Section 27A (b). Forward looking statements reflect our current expectations and beliefs regarding our future results of operations, performance, and achievements. These statements are subject to risks and uncertainties and are based upon assumptions and beliefs that may or may not materialize. These statements include, but are not limited to, statements concerning:

- the sufficiency of existing capital resources to meet our cash and working capital needs;
- our ability to raise additional capital to fund cash requirements for future operations;
- our ability to maintain our corporate existence as a viable entity; and
- the volatility of the stock market and general economic conditions.

We wish to caution readers that Riverside's operating results are subject to various risks and uncertainties that could cause our actual results to differ materially from those discussed or anticipated in this report. We also wish to advise readers not to place any undue reliance on the forward looking statements contained in this report, which reflect our beliefs and expectations only as of the date of this report. We assume no obligation to update or revise these forward looking statements to reflect new events or circumstances or any changes in our beliefs or expectations, other than is required by law.

DESCRIPTION OF PROPERTY

Riverside currently maintains office space at the residence of Leslie Lounsbury on a month to month basis. Riverside has paid $2,205 in the six months ended June 30, 2007 and $4,410 in the twelve months ended December 31, 2006 to Ms. Lounsbury for the use of this space. This address is 55 Braintree Crescent Winnipeg Manitoba R3J 1E1 and the phone number is (204) 228-9695. Riverside does not believe that it will need to obtain additional office space at any time in the foreseeable future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The directors, executive officers, nominees for election as a director of Riverside, owners of five percent of more of Riverside's outstanding shares, and members of their immediate families, which have entered into reportable related transactions are as follows:

- On December 23, 2003, Riverside authorized the issuance of 25,000 shares of our common stock to Martin Tutschek, our secretary and a director, and 25,000 shares of our common stock Barbara Tutschek, the wife of our secretary and a director, pursuant to the exemptions from registration provided by Regulation S of the Securities Act, valued at $0.10 per share, for cash consideration in the aggregate amount of $10,000.

- On October 8, 2004, Riverside authorized the issuance of 455,000 shares of our common stock to Kent Carasquero, son of Riverside's chief executive officer and owner of more than five percent of our outstanding shares, pursuant to the exemptions from registration provided by Regulation S of the Securities Act, valued at $0.02 per share, for cash consideration of $9,100.

- On July 5, 2004, Riverside authorized the issuance of 100,000 shares of our common stock to Tyee Capital Consultants pursuant to the exemptions from registration provided by Regulation S of the Securities Act, valued at $0.02 per share for cash consideration of $2,000.

- On January 21, 2005, Riverside authorized the issuance of 4,000,000 shares of our common stock to Leslie Lounsbury, Riverside's chief executive officer and owner of more than five percent of our outstanding shares, pursuant to the exemption from registration provided by Regulation S of the Securities Act, in exchange for her interest in Spirit of Youth valued at par or $0.001 per share in total $4,000.

  The shares issued to Ms. Lounsbury were determined based on an arbitrary value of $5,000 attributed to Spirit of Youth by the terms of the Stock Purchase and Sale Agreement as Spirit of Youth had a working capital deficit of $115,240 at December 31, 2004.

- On January 21, 2005, Riverside authorized the issuance of 500,000 shares of our common stock to Dallice Callum, the daughter of Riverside's chief executive officer, pursuant to the exemption from registration provided by Regulation S of the Securities Act, in exchange for her interest in Spirit of Youth valued at par or $0.001 per share in total $500.

- On January 21, 2005, Riverside authorized the issuance of 500,000 shares of our common stock to Dylan Callum, the son of Riverside's chief executive officer, pursuant to the exemptions from registration provided by Regulation S of the Securities Act, in exchange for his interest in Spirit of Youth valued at par or $0.001 per share in total $500.

- On May 4, 2005, Riverside entered into a Loan Agreement with Tyee Capital Consultants for $10,000 CND bearing 10% interest per annum due and payable on May 4, 2006. The related party loan remains outstanding.

- On December 1, 2005, Riverside entered into a Loan Agreement with Tyee Capital Consultants for $6,000 CND bearing 10% interest per annum due and payable on December 1, 2006. The related party loan remains outstanding.

- On December 9, 2005, Riverside entered into a Loan Agreement with Tyee Capital Consultants for $15,000 CND bearing 10% interest per annum due and payable on December 9, 2006. The related party loan remains outstanding.

- During the period January 1, 2007 through June 30, 2007, Riverside compensated Tyee Capital Consultants in the amount of $7,938 (2006- $3,969) (2005 - $14,162) on an invoice only basis for technical and management services rendered.

- During the period January 1, 2007 through June 30, 2007, Riverside compensated Ms. Lounsbury in the amount of $2,205 (2006 - $4,410) for the use of office space provided by Ms. Lounsbury.

- On March 14, 2007, Riverside entered into a Loan Agreement with Tyee Capital Consultants for $5,000 bearing 10% interest per annum due and payable on December 1, 2007.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No public trading market exists for Riverside's securities. Riverside has no common equity subject to outstanding purchase options or warrants. Riverside has no securities convertible into its common equity. Except for this offering, there is no common equity that is being, or has been proposed to be, publicly registered by Riverside. As of October 24, 2007, there were 8,998,659 shares of common stock outstanding, held by 67 shareholders of record. Upon effectiveness of this registration statement, 8,998,659 shares of Riverside will be eligible for sale, subject to the resale rules related to officers, directors and affiliate shareholders as mandated by the Securities Act.

Riverside has not paid any dividends on its common stock and does not expect to declare or pay any dividends on its common stock in the foreseeable future. Payment of any dividends will depend upon Riverside's future earnings, if any, its financial condition, and other factors as deemed relevant by the board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The objective of Riverside's compensation program is to provide compensation for services rendered by our sole executive officer. Since Riverside is in the development stage company no salary is paid to retain the services of our executive officer. Should that determination change, the amount we deem appropriate to compensate our executive officer will be determined in accordance with market forces; since we have no specific formula to determine compensatory amounts at this time. While we have deemed that our current lack of a compensatory program and the decisions regarding compensation are appropriately suited for our current objectives, we may adopt a compensation program in the future to include a salary for our executive officer and any additional future executive employees, which compensation may include options and other compensatory elements.

Table

The following table provides summary information for the years 2007 and 2006 concerning cash and non-cash compensation paid or accrued by Riverside to or on behalf of (i) the chief executive officer and (ii) any other employee to receive compensation in excess of $100,000.

Summary Compensation Table									
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation ($)	All Other Compensation ($)	Total ($)
Leslie Lounsbury CEO, CFO, PAO, and director	2007** 2006	- -	- -	- -	- -	- -	- -	2,205* 4,410*	- -

* Ms. Lounsbury was compensated in the form of rent for the use of office space located at her residence.
**   Through June 30, 2007.

Riverside has no "Grants of Plan-Based Awards", "Outstanding Equity Awards at Fiscal Year-End", "Option Exercises and Stock Vested", "Pension Benefits", or "Nonqualified Deferred Compensation". Nor does Riverside have any "Post Employment Payments" to report.

FINANCIAL STATEMENTS

Riverside's unaudited financial statements for the three and six month periods ended June 30, 2007 and 2006 are attached hereto as pages F-1 through F-15 and the audited financial statements for the periods ended December 31, 2006 and 2005 are attached hereto as pages F-16 through F-30.

RIVERSIDE MANITOBA, INC.

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR PERIODS ENDED JUNE 30, 2007 AND 2006

Riverside Manitoba Inc.
Interim Consolidated Balance Sheets

	June 30, 2007 (unaudited)	*December 31, 2006*
Assets		
Current		
Cash	**2,117**	6,047
Accounts receivable	**41,580**	51,850
Deferred marketing and advertising	**39,037**	36,898
	82,734	94,795
Equipment *(Note 4)*	**7,465**	11,539
	90,199	106,334
Liabilities		
Current		
Bank indebtedness *(Note 5)*	**11,158**	11,049
Accounts payable and accruals *(Note 6)*	**131,121**	80,592
Deferred revenue *(Note 7)*	**149,671**	159,349
Term loan due on demand *(Note 8)*	**15,909**	15,962
	307,859	266,952
Payable to shareholders *(Note 10)*	**121,572**	101,784
	429,431	368,736
Shareholders' Deficit		
Share capital *(Note 11)*	**116,000**	116,000
Deficit	**(411,632)**	(356,553)
Accumulated other comprehensive loss	**(43,600)**	(21,849)
	(339,232)	(262,402)
	90,199	106,334

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Interim Consolidated Statements of Earnings (Loss)
For the three and six month periods ended June 30, 2007 and 2006 (unaudited)

	Three months ended		*Six months Ended*	
	2007	*2006*	***2007***	*2006*
Sales				
Advertising	**42,709**	30,916	**196,348**	112,599
Other income	**6,365**	-	**6,891**	-
Posters, project and polybags	**267**	7,370	**5,108**	7,829
Subscriptions	**5,351**	7,410	**28,369**	24,366
	54,692	45,696	**236,716**	144,794
Cost of sales				
Magazine costs	**23,309**	388	**101,899**	49,628
Posters, project and polybags	**3,590**	976	**4,934**	1,555
	26,899	1,364	**106,833**	51,183
Gross margin	**27,793**	44,332	**129,883**	93,611
Expenses				
Depreciation	**3,041**	2,376	**5,845**	4,567
General and administrative - see schedule	**15,421**	16,498	**31,087**	30,765
Interest on term loans	**1,716**	215	**3,131**	2,856
Marketing	**53,972**	31,809	**64,936**	50,121
Professional fees	**14,531**	12,792	**48,325**	37,214
Travel	**4,516**	5,217	**15,948**	9,024
Vehicle	**4,677**	6,874	**15,690**	11,219
	97,874	75,781	**184,962**	145,766
Loss from operations	**(70,081)**	(31,449)	**(55,079)**	(52,155)
Other income	-	1,563	-	17,848
Other comprehensive income (loss):				
Cumulative transaction adjustment	**(23,389)**	-	**(24,736)**	-
Foreign currency adjustments	**2,790**	(103)	**2,985**	(193)
Comprehensive Loss	**(90,680)**	(29,989)	**(76,830)**	(34,500)
Earnings (loss) per share				
Basic and diluted	**(0.01)**	(0.00)	**(0.01)**	**(0.00)**
Weighted average number of common shares used in calculation				
Basic	**8,998,659**	8,998,659	**8,998,659**	8,998,659
Diluted	**8,998,659**	8,998,659	**8,998,659**	8,998,659

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Interim Consolidated Statements of Shareholders' Deficit and Comprehensive Income (Loss)
For the period from December 31, 2003 to June 30, 2007 (unaudited)

	Issued and outstanding common stock # of shares	Common stock $	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive Income (loss)	Total shareholders' deficit
Balance at December 31, 2003	**8,643,659**	**14,000**	**66,336**	**(132,539)**	**(7,594)**	**(59,797)**
Issue of common stock, private placement	170,000	17,311	-	-	-	**17,311**
Issue of common stock, private placement	10,000	997	-	-	-	**997**
Issue of common stock, private placement	50,000	5,000	-	-	-	**5,000**
Issue of common stock, private placement	10,500	1,050	-	-	-	**1,050**
Outstanding common stock, private placement	9,500	998	-	-	-	**998**
Cumulative translation adjustment	-	-	-	-	(7,073)	**(7,073)**
Net loss	-	-	-	(73,452)	-	**(73,452)**
Comprehensive loss	-	-	-	-	(489)	**(489)**
Balance at December 31, 2004	**8,893,659**	**39,356**	**66,336**	**(205,991)**	**(15,156)**	**(115,455)**
Issue of common stock, private placement	50,000	4,865	-	-	-	**4,865**
Issue of common stock, private placement	10,000	981	-	-	-	**981**
Issue of common stock, private placement	25,000	2,452	-	-	-	**2,452**
Issue of common stock, private placement	20,000	2,010	-	-	-	**2,010**
Cumulative translation adjustment	-	-	-	-	(6,774)	**(6,774)**
Net loss	-	-	-	(150,798)	-	**(150,798)**
Comprehensive loss	-	-	-	-	(1,103)	**(1,103)**
Balance at December 31, 2005	**8,998,659**	**49,664**	**66,336**	**(356,789)**	**(23,033)**	**(263,822)**
Cumulative translation adjustment	-	-	-	-	(836)	**(836)**
Net income	-	-	-	236	-	**236**
Comprehensive income	-	-	-	-	2,020	**2,020**
Balance at December 31, 2006	**8,998,659**	**49,664**	**66,336**	**(356,553)**	**(21,849)**	**(262,402)**
Cumulative translation adjustment	-	-	-	-	(24,736)	**(24,736)**
Net loss	-	-	-	(55,079)	-	**(55,079)**
Comprehensive income	-	-	-	-	2,985	**2,985**
Balance at June 30, 2007	**8,998,659**	**49,664**	**66,336**	**(411,632)**	**(43,600)**	**(339,232)**

Riverside Manitoba Inc.

Interim Consolidated Statement of Cash Flows

For the six month periods ended June 30, 2007 and 2006 (unaudited)

	Six months Ended	
	2007	*2006*
Cash provided by (used for) the following activities		
Operating activities		
Net earnings (loss)	**(55,079)**	(34,307)
Accrued interest	**3,131**	-
Depreciation	**5,845**	4,567
	(46,103)	(29,740)
Changes in working capital accounts		
Accounts receivable	**10,270**	192
Deferred marketing and advertising	**(2,139)**	26,701
Accounts payable and accruals	**50,529**	20,337
Deferred revenue	**(9,678)**	(40,387)
	2,879	(22,897)
Financing activities		
Repayments of term loan due on demand	**(53)**	(10,515)
Advances of term loan due on demand	**-**	18,242
Advances from shareholders	**52,173**	31,142
Repayment of advances from shareholders	**(35,516)**	-
Net borrowing (repayment) under line of credit	**109**	(4,871)
	16,713	33,998
Investing activities		
Purchases of equipment	**(1,771)**	(1,834)
Increase (decrease) in cash	**17,821**	9,267
Effect of exchange rate changes	**(21,751)**	(9,063)
Cash, beginning of period	**6,047**	765
Cash, end of period	**2,117**	969

Supplementary cash flow information	***2007***	*2006*
Interest paid	**664**	3,258

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Schedule of General and Administrative Expenses
For the three and six month periods ended June 30, 2007 and 2006 (unaudited)

	Three months Ended		Six months Ended	
	2007	*2006*	*2007*	*2006*
General and Administrative Expenses				
Bad debts	**2**	83	**51**	83
Interest and bank charges	**-**	1,488	**664**	402
Management fees	**4,097**	-	**8,388**	-
Office	**895**	1,256	**4,180**	3,189
Rent	**1,138**	4,549	**2,205**	7,796
Salaries, wages and benefits	**4,134**	4,832	**5,652**	12,467
Telephone, fax and internet	**3,754**	2,810	**6,824**	5,274
Transfer agent and filing fees	**692**	-	**798**	-
Website and computer support	**709**	1,480	**2,325**	1,554
	15,421	16,498	**31,087**	30,765

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

1.   **Going concern**

These interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company will need additional working capital to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon engaging in active business operations which produce adequate cash flow and obtaining additional sources of working capital. Management is presently seeking additional working capital equity funding and plans to continue to expand the distribution of Spirit of Aboriginal Youth (SAY) magazine with funds obtained. However, if its efforts are unsuccessful, the Company may have to cease operations. These financial statements do not reflect the adjustments or reclassification other than as described below, of assets and liabilities which would be necessary if the Company were unable to continue its operations.

2.   **Organization and Presentation**

Riverside Manitoba Inc. (formerly Homelands Security Inc.) ("the Company") was incorporated February 12, 2002 in the State of Nevada. The Company was formed to acquire majority and minority interests in North American businesses.

Prior to January 21, 2005, the Company was a non-operating shell corporation with approximately 4 million shares of outstanding common stock. On January 21, 2005, all of the issued and outstanding shares of Spirit of Youth Enterprises Inc. o/a Spirit of Aboriginal Youth Magazine (SAY) were acquired by the Company. Under the terms of the agreement, the Company acquired 100% of the issued and outstanding shares of SAY. The Company, in exchange for 100% of the issued and outstanding shares of SAY, issued 5,000,000 shares of its authorized common stock in exchange for all of SAY's outstanding common stock. As a result of this transaction, the former shareholders of SAY held approximately 57.8% of the issued and outstanding shares of the Company. This transaction is considered a capital transaction in substance where accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

SAY was incorporated under the laws of Manitoba, Canada and publishes a magazine aimed at Aborginal youth with insights into entertainment, sports, careers, celebrity and youth culture.

3.   **Significant accounting policies**

The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the following significant accounting policies:

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

3.   **Significant accounting policies** *(Continued from previous page)*

Interim Reporting

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with the rules and regulations of Regulation S-B as promulgated by the Securities and Exchange Commission.

In the opinion of management, the accompanying unaudited interim consolidated financial statements contain all adjustments necessary (consisting of normal recurring accruals) to present fairly the financial information contained therein. The accompanying unaudited interim consolidated financial statements may not include all disclosures required by generall accepted accounting principles in the United States of America. The results of operations for the three and six month periods ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

These unaudited financial statements should be read in conjunction with the audited financial statements of the Company as at December 31, 2006.

New accounting pronouncements

Management does not believe that any recently issued, but not yet effective accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Basis of consolidation

The Company has consolidated the assets, liabilities, revenues and expenses of all subsidiaries after the elimination of inter-company transactions and balances. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SAY.

Equipment

Equipment is recorded at cost. Depreciation is provided using rates and methods intended to amortize the cost of assets over their estimated useful lives.

		Rate
Computer equipment	declining balance	30%
Website development	straight-line	5 years
Furniture and fixtures	declining balance	20%

In the year of acquisition, depreciation is taken at one-half of the above rates.

Deferred revenue

The Company has received funds from customers for future magazine issues and government grants related to future operating expenses and capital asset acquisitions.

Subscription revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured for future magazine issues and recognized on a pro-rata basis as the magazines are delivered. Subscription revenue is classified as non-current based on the pro-rata number of issues remaining assuming four issues are produced annually.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

3. **Significant accounting policies** *(Continued from previous page)*

Deferred revenue

Advertising revenues are deferred when persuasive evidence of an agreement exists and collection is reasonably assured for advertising in future magazine issues. Revenue is recognized on a pro-rata basis when the advertising occurs in the magazine. When advertising is ongoing through the Company website or at ongoing events the revenue is recognized over the life of the agreement. Advertising revenue is classified as non-current when the services are not expected to be provided in the next 12 months.

Grant revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured. Grant revenue is then deferred until the reimbursable expenses are incurred over the life of the related grant. Grant revenue is classified as non-current when the reimbursable expenses are not expected to be incurred in the next 12 months.

Revenue recognition
The Company's principal sources of revenue are comprised of advertising, contract sales, subscriptions, posters and polybags and grants. As a general principle, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and services have been rendered, (iii) the price to the buyer is fixed or determinable and, (iv) collectibility is reasonably assured or is probable. The Company is obligated to return deferred revenue if a contracted publication does not occur.

Deferred advertising revenue is recognized upon delivery of the edition in which the advertisement appears or over the life of the contractually agreed period for ongoing advertising not related to a specific issue.

Special editions include special issues commissioned by customers. Revenue is recognized upon delivery of the special edition.

Subscription revenue is recognized on a pro-rata basis as the applicable magazine issues are delivered.

Posters, projects and polybags revenue is recognized on a pro-rata basis as the applicable magazine issues are delivered.

Grant revenues are recognized as the reimbursable expenses are incurred over the life of the related grant.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

3.   Significant accounting policies *(Continued from previous page)*

Deferred marketing and advertising
The Company enters into cooperative advertising and marketing contracts where there is an exchange of marketing and advertising services. The value of any revenue relating to these contracts is determined based on the historical practice of receiving cash for similar advertising to unrelated buyers plus any cash consideration. The value of the expense relating to these contracts is based on the historical amount paid to the vendor plus any cash consideration. Deferred advertising and marketing is recorded when the contract has been signed and is expensed over the life of the agreement for ongoing advertising. For advertising at specific events, specified issues or on specific dates the expense is recognized on a pro-rata basis. Deferred marketing and advertising is classified as non-current if the services are not expected to be received in the next 12 months.

Measurement uncertainty (use of estimates)
The preparation of financial statements in conformity with generally accepted accounting principles in the United Stated requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Foreign operations and currency translation
The Company's functional currency is Canadian dollars as substantially all of the Company's operations are in Canada. The Company used the United States dollar as its reporting currency in accordance with the SFAS No. 52 "Foreign Currency Translation".

Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period.

Translation adjustments from the use of different exchange rates from period to period are included in the accumulated other comprehensive income account in shareholders' deficit, if applicable. Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in the statement of loss.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

3.   **Significant accounting policies** *(Continued from previous page)*

Future income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for
Income Taxes, which requires an asset and liability approach to financial accounting and
reporting for income taxes. Future income taxes are computed annually for differences between
financial statement basis and the income tax basis of assets and liabilities that will result in
taxable or deductible amounts in the future. Such future income tax computations are based on
enacted tax laws and rates applicable to the years in which the differences are expected to affect
taxable income. Potential benefits of net operating losses have not been recognized in these
financial statements because the Company cannot be assured it is more likely than not it will
utilize the net operation losses carried forward in future years.

Earnings per share

Basic net income (loss) per common share is computed using the weighted average number of
common shares outstanding during the period. Diluted net income (loss) per common share is
computed in accordance with the treasury stock method and "if converted" method, as applicable,
which uses the weighted average number of common shares outstanding during the period and
also includes the dilutive effect of potentially issuable common stock from outstanding stock
options, warrants and convertible debt.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and
disclosure of comprehensive income and its components in a full set of general-purpose financial
statements. The Company discloses the comprehensive income in the Consolidated Statements of
Shareholders' Deficit And Comprehensive Income (Loss).

4.   **Equipment**

	Cost	Accumulated amortization	June 30, 2007 Net book value	December 31, 2006 Net book value
Computer equipment	26,472	20,906	5,566	6,620
Furniture and fixtures	4,938	3,069	1,869	2,073
Website development	28,113	28,083	30	2,846
	59,523	52,058	7,465	11,539

5.   **Bank indebtedness**

The Company has an operating line facility available in Canadian dollars of $20,000 CAD (2005
- $20,000 CAD). The operating line bears interest at a floating rate, is secured by a general
security agreement and a personal guarantee from the shareholder in the amount of $20,000 CAD.
There are no specified terms of repayment.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

6.   Accounts payable and accruals

	June 30, 2007	December 31, 2006
Trade payables	**100,282**	74,573
Accrued fees	**30,839**	6,019
	131,121	80,592

7.   Deferred revenue

	June 30, 2007	December 31, 2006
Total deferred revenue beginning of period	**159,349**	198,203
Increase due to new subscription agreements	**12,801**	46,954
Increase due to new advertising agreements	**130,439**	187,830
Increase due to new grant agreements	**24,248**	1,802
Recognition of subscription revenues	**(16,639)**	(44,331)
Recognition of advertising agreement revenues	**(31,166)**	(205,051)
Recognition of grant revenues	**(129,361)**	(26,058)
Net change in deferred revenue	**(9,678)**	(38,854)
Total deferred revenue, end of period	**149,671**	159,349
Less: Current portion of deferred revenue	**149,671**	159,349
Total non-current deferred revenue	**-**	-

Deferred revenue is classified as current when the agreement terms are to be fulfilled in the next 12 months.

8.   Term loan due on demand

	June 30, 2007	December 31, 2006
Westoba Credit Union, bearing interest at the Credit Union's variable loan rate (6.0%) plus 2%, repayable in Canadian dollars in monthly installments of $411 CAD, including interest, due June 1, 2011, secured by a general security agreement.	**15,909**	15,962
	15,909	15,962

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

8.   Term loan due on demand   *(Continued from previous page)*

Principal repayments on term loans due on demand in each of the next five years are estimated as follows:

3 months remaining	2007	3,200
	2008	3,500
	2009	3,700
	2010	4,000
	2011	4,200

9.   Future income taxes

A reconciliation of income taxes at statutory rates (35%) with the reported taxes follows:

	June 30, *2007*	*December 31,* *2006*
Income (loss) before taxes	**(55,079)**	236
Expected income tax expense (recovery)	**(19,278)**	83
Change from higher effective rate of Canadian subsidiary	**(373)**	650
Change in foreign exchange rates	**(5,231)**	25
Other	**(3,618)**	(4,737)
Change in valuation allowance	**28,500**	3,979
	-	-

The significant components of the Company's future income tax assets are as follows:

	June 30, *2007*	*December 31,* *2006*
Non-capital tax losses available for future periods	**115,094**	86,594
Valuation allowance	**(115,094)**	(86,594)
	-	-

The Company has incurred operating losses for Canadian income tax purposes of approximately $192,000 CAD, which are available to be carried forward to reduce taxable income in future years. Tax losses for United States of America tax purposes are approximately $139,000 which are available to be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2027.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

10.   Payable to shareholders

	June 30, 2007	*December 31, 2006*
Shareholders' loans are unsecured, non-interest bearing and have no specified terms of repayment.	**101,089**	78,632
Shareholders' loans secured by a note payable, bearing interest at 10% per annum and have no specified terms of repayment.	**20,483**	23,152
	121,572	101,784

Payable to shareholders include amounts payable to both minority shareholders and the majority shareholder.

As the shareholders have indicated that payment will not be demanded within the next 12 months, these amounts have been classified as non-current.

11.   Share capital

Authorized

Common shares   45,000,000
voting, $0.001 par value

Preferred shares   5,000,000 non-
voting, $0.001 par value, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and qualifications and rights thereof shall be set by the board of directors.

Issued and outstanding	*June 30, 2007*	*December 31, 2006*
Common Stock 8,998,659 (December 31, 2006 - 8,998,659)	**116,000**	116,000
	116,000	116,000

Issued common shares	*June 30, 2007*		*December 31, 2006*	
	Number	*Amount*	Number	Amount
Opening balance	**8,998,659**	**116,000**	8,989,159	116,000
Issued for cash (i)	**-**	**-**	9,500	-
Closing Balance	**8,998,659**	**116,000**	8,998,659	116,000

(i) In 2006, 9,500 shares were issued for which subscription funds were received in 2004.

Riverside Manitoba Inc.
Notes to the Interim Consolidated Financial Statements
As at June 30, 2007 (unaudited)

12.   **Related Party Transactions**

All transactions with related parties have occurred in the normal course of operations and are measured at their exchange amount as determined by management. All material transactions and balances with related parties not disclosed elsewhere as described below.

During the six month period, consulting fees were paid in the amount of $7,938 (2006 - $nil) for technical and management services provided by a shareholder with greater than 5% interest in the Company.

During the six month period, rent was paid in the amount of $2,205 (2006 - $7,796) to the majority shareholder for use of office space owned by the majority shareholder.

As of June 30, 2007 no amounts were receivable from officers or directors of the Company (December 31, 2006 – nil).

13.   Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments
The carrying amount of cash, accounts receivable, bank indebtedness, accounts payable and accruals approximates their fair value due to the short-term maturities of these items.

The carrying value of term loans approximate fair value because current rates approximate market rates.

For shareholder loans, it is not practicable within the constraints of timeliness or cost to determine the fair value with sufficient reliability because the instruments are not traded in an organized financial market and have no fixed terms of repayment.

Credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the area of advertising and magazine publication and distribution; however, credit exposure is limited due to the Company's large customer base.

Foreign currency risk
The Subsidiary enters into transactions as part of its normal operations denominated in Canadian currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations.

RIVERSIDE MANITOBA, INC.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR YEARS ENDED DECEMBER 31, 2006 AND 2005

Report of Independent Registered Public Accounting Firm

To the Shareholders of Riverside Manitoba Inc.:

We have audited the consolidated balance sheets of Riverside Manitoba Inc. as at December 31, 2006 and 2005 and the consolidated statements of earnings (loss), shareholders' deficit and comprehensive income (loss), and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended in accordance with generally accepted accounting principles in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred net income (losses) of $236 and $(150,798) in 2006 and 2005 respectively, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Winnipeg, Manitoba

Tuesday, March 27, 2007

/S/MNP, LLP
Meyers Norris Penny LLP
Chartered Accountants

500 – 1661 Portage Avenue, Winnipeg, Manitoba, R#J 3T7, Phone: (204) 775-4531, 1-877-500-0795

Riverside Manitoba Inc.
Consolidated Balance Sheets
As at December 31, 2006 and 2005

	December 31, 2006	*December 31, 2005*
Assets		
Current		
Cash	**6,047**	765
Accounts receivable	**51,850**	83,267
Deferred marketing and advertising	**36,898**	37,453
	94,795	121,485
Equipment *(Note 4)*	**11,539**	18,250
Non-current accounts receivable	**-**	-
	106,334	139,735
Liabilities		
Current		
Bank indebtedness *(Note 5)*	**11,049**	14,771
Accounts payable and accruals *(Note 6)*	**80,592**	110,627
Deferred revenue *(Note 7)*	**159,349**	142,492
Term loan due on demand *(Note 8)*	**15,962**	10,515
	266,952	278,405
Deferred revenue *(Note 7)*	**-**	55,711
Future income taxes *(Note 9)*	**-**	1,287
Payable to shareholders *(Note 10)*	**101,784**	68,154
	368,736	403,557
Shareholders' Deficit		
Share capital *(Note 11)*	**116,000**	116,000
Deficit	**(356,553)**	(356,789)
Accumulated other comprehensive loss	**(21,849)**	(23,033)
	(262,402)	(263,822)
	106,334	139,735

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statements of Loss
For the years ended December 31, 2006 and 2005

	2006	*2005*
Sales		
Advertising	**210,870**	196,110
Posters, project and polybags	**15,772**	-
Subscriptions	**45,569**	13,285
	272,211	209,395
Cost of sales		
Magazine costs	**81,151**	105,248
Posters, project and polybags	**3,024**	5,163
	84,175	110,411
Gross margin	**188,036**	98,984
Expenses		
Depreciation	**9,640**	9,137
General and administrative - see schedule	**47,560**	61,344
Interest on long-term debt	**3,993**	2,099
Marketing	**78,460**	118,485
Professional fees	**56,433**	43,169
Travel	**5,154**	30,045
Vehicle expenses	**14,981**	13,934
	216,221	278,213
Earnings (loss) from operations	**(28,185)**	(179,229)
Other income		
Gain on settlement of debt	**-**	9,357
Other income	**28,421**	19,074
	28,421	28,431
Net earnings (loss)	**236**	(150,798)
Other comprehensive income (loss):		
Foreign currency adjustments	**2,020**	(1,103)
Comprehensive income (loss)	**2,256**	(151,901)
Earnings (loss) per share		
Basic	**0.00**	(0.02)
Diluted	**0.00**	(0.02)
Weighted average number of common shares used in calculation		
Basic	**8,998,659**	8,940,065
Diluted	**8,998,659**	8,940,065

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statements of Shareholders' Deficit and Comprehensive Loss
For the years ended December 31, 2006 and 2005

	Issued and outstanding common stock # of shares	Common stock $	Additional paid-in Capital	Accumulated deficit	Accumulated other comprehensive Income (loss)	Total shareholders' deficit
Balance at December 31, 2002	**1,018,000**	**9,000**	**695**	**(70,081)**	**-**	**(60,386)**
Issue of common stock, for shares in subsidiary (Jan 21, 2005)	5,000,000	5,000	-	-	-	**5,000**
Issue of common stock, for debt forgiveness $0.025	2,625,659	-	65,641	-	-	**65,641**
Cumulative translation adjustment	-	-	-	-	(7,594)	**(7,594)**
Net loss and comprehensive loss	-	-	-	(62,458)	-	**(62,458)**
Balance at December 31, 2003	**8,643,659**	**14,000**	**66,336**	**(132,539)**	**(7,594)**	**(59,797)**
Issue of common stock, private placement	170,000	17,311	-	-	-	**17,311**
Issue of common stock, private placement	10,000	997	-	-	-	**997**
Issue of common stock, private placement	50,000	5,000	-	-	-	**5,000**
Issue of common stock, private placement	10,500	1,050	-	-	-	**1,050**
Outstanding common stock, private placement	9,500	998	-	-	-	**998**
Cumulative translation adjustment	-	-	-	-	(7,073)	**(7,073)**
Net loss and comprehensive loss	-	-	-	(73,452)	(489)	**(73,941)**
Balance at December 31, 2004	**8,893,659**	**39,356**	**66,336**	**(205,991)**	**(15,156)**	**(115,455)**
Issue of common stock, private placement	50,000	4,865	-	-	-	**4,865**
Issue of common stock, private placement	10,000	981	-	-	-	**981**
Issue of common stock, private placement	25,000	2,452	-	-	-	**2,452**
Issue of common stock, private placement	20,000	2,010	-	-	-	**2,010**
Cumulative translation adjustment	-	-	-	-	(6,774)	**(6,774)**
Net loss and comprehensive loss	-	-	-	(150,798)	(1,103)	**(151,901)**
Balance at December 31, 2005	**8,998,659**	**49,664**	**66,336**	**(356,789)**	**(23,033)**	**(263,822)**
Cumulative translation adjustment	-	-	-	-	(836)	**(836)**
Net income and comprehensive income	-	-	-	236	2,020	**2,256**
Balance at December 31, 2006	**8,998,659**	**49,664**	**66,336**	**(356,553)**	**(21,849)**	**(262,402)**

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2006 and 2005

	2006	*2005*
Cash provided by (used for) the following activities		
Operating activities		
Net earnings (loss)	**236**	(150,798)
Accrued interest	**2,835**	-
Bad debts	**80**	157
Depreciation	**9,955**	-
	13,106	(150,641)
Changes in working capital accounts		
Accounts receivable	**31,337**	(43,592)
Deferred marketing and advertising	**555**	27,300
Accounts payable and accruals	**(31,322)**	15,470
Deferred revenue	**(38,854)**	90,362
	(25,178)	(61,101)
Financing activities		
Repayments of term loan due on demand	**(12,025)**	(2,828)
Advances of term loan due on demand	**17,472**	-
Advances from shareholders	**111,646**	87,530
Repayment of advances from shareholders	**(80,851)**	(40,515)
Net borrowing (repayment) under line of credit	**(3,722)**	631
Net repayments from related company	**-**	955
Issue of common shares	**-**	6,278
	32,520	52,051
Investing activities		
Purchases of equipment	**(3,244)**	(2,656)
	(3,244)	(2,656)
Increase (decrease) in cash	**4,098**	(11,706)
Effect of exchange rate changes	**1,184**	1,362
Cash, beginning of period	**765**	11,329
Cash, end of period	**6,047**	985

The accompanying notes are an integral part of these financial statements

Riverside Manitoba Inc.
Schedule of General and Administrative Expenses
For the years ended December 31, 2006 and 2005

	2006	*2005*	*Cumulative*
General and Administrative Expenses			
Bad debts	**82**	157	-
Interest and bank charges	**3,050**	905	-
Management fees	**3,969**	-	-
Office	**5,885**	4,765	-
Rent	**4,410**	12,380	-
Salaries, wages and benefits	**18,290**	30,892	-
Telephone, fax and internet	**10,579**	9,549	-
Website and computer support	**2,618**	2,696	-
	48,883	61,344	-

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

1.   Going concern

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business. Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due.

The Company will need additional working capital to be successful in any future business activities. Therefore, continuation of the Company as a going concern is dependent upon engaging in active business operations which produce adequate cash flow and obtaining additional sources of working capital. Management is presently seeking additional working capital equity funding and plans to continue to expand the distribution of Spirit of Aboriginal Youth (SAY) magazine with funds obtained. However, if its efforts are unsuccessful, the Company may have to cease operations. These financial statements do not reflect the adjustments or reclassification other than as described below, of assets and liabilities which would be necessary if the Company were unable to continue its operations.

2.   Organization and Presentation

Riverside Manitoba Inc. (formerly Homelands Security Inc.) ("the Company") was incorporated February 12, 2002 in the State of Nevada. The Company was formed to acquire majority and minority interests in North American businesses.

On January 21, 2005, all of the issued and outstanding shares of Spirit of Youth Enterprises Inc. o/a Spirit of Aboriginal Youth Magazine (SAY) were acquired by Riverside Manitoba Inc. Under the terms of the agreement, the Company acquired 100% of the issued and outstanding shares of SAY. The Company, in exchange for 100% of the issued and outstanding shares of SAY, issued 5,000,000 shares of its authorized common stock in exchange for all of SAY's outstanding common stock. As a result of this transaction, the former shareholders of SAY held approximately 57.8% of the issued and outstanding shares of Riverside Manitoba Inc. This transaction is considered a capital transaction in substance where accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded. Prior to January 21, 2005, the Company was a non-operating shell corporation with approximately 4 million outstanding shares of common stock.

SAY was incorporated under the laws of Manitoba, Canada and publishes a magazine aimed at Aborginal youth with insights into entertainment, sports, careers, celebrity and youth culture.

3.   Significant accounting policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America using the following significant accounting policies:

Basis of consolidation
The Company has consolidated the assets, liabilities, revenues and expenses of all subsidiaries after the elimination of inter-company transactions and balances. The consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary SAY.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

3.   **Significant accounting policies** *(Continued from previous page)*

Equipment

      Equipment is recorded at cost. Depreciation is provided using rates and methods intended to amortize the cost of assets over their estimated useful lives.

		Rate
Computer equipment	declining balance	30%
Website development	straight-line	5 years
Furniture and fixtures	declining balance	20%

In the year of acquisition, depreciation is taken at one-half of the above rates.

Deferred revenue

      The Company has received funds from customers for future magazine issues and government grants related to future operating expenses and capital asset acquisitions.

      Subscription revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured for future magazine issues and recognized on a pro-rata basis as the magazines are delivered. Subscription revenue is classified as non-current based on the pro-rata number of issues remaining assuming four issues are produced annually.

      Advertising revenues are deferred when persuasive evidence of an agreement exists and collection is reasonably assured for advertising in future magazine issues. Revenue is recognized on a pro-rata basis when the advertising occurs in the magazine. When advertising is ongoing through the Company website or at ongoing events the revenue is recognized over the life of the agreement. Advertising revenue is classified as non-current when the services are not expected to be provided in the next 12 months.

      Grant revenues are deferred when payment has been received or when persuasive evidence of an agreement exists and collection is reasonably assured. Grant revenue is then deferred until the reimbursable expenses are incurred over the life of the related grant. Grant revenue is classified as non-current when the reimbursable expenses are not expected to be incurred in the next 12 months.

Revenue recognition

      The Company's principal sources of revenue are comprised of advertising, contract sales, subscriptions and grants. As a general principle, revenue is recognized when the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred and services have been rendered, (iii) the price to the buyer is fixed or determinable and, (iv) collectibility is reasonably assured or is probable. The Company is obligated to return deferred revenue if a contracted publication does not occur.

      Deferred advertising revenue is recognized upon delivery of the edition in which the advertisement appears or over the life of the contractually agreed period for ongoing advertising not related to a specific issue.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

Special editions include special issues commissioned by customers. Revenue is recognized upon delivery of the special edition.

3.   **Significant accounting policies** *(Continued from previous page)*

Revenue recognition *(Continued from previous page)*

Subscription revenue is recognized on a pro-rata basis as the applicable magazine issues are delivered.

Grant revenues are recognized as the reimbursable expenses are incurred over the life of the related grant.

Deferred marketing and advertising
The Company enters into cooperative advertising and marketing contracts where there is an exchange of marketing and advertising services, the value of these services is determined at the exchange amount or the value of the services given up, whichever is more readily determinable. Deferred advertising and marketing is recorded when the contract has been signed and is expensed over the life of the agreement for ongoing advertising. For advertising at specific events, specified issues or on specific dates the expense is recognized on a pro-rata basis. Deferred marketing and advertising is classified as non-current if the services are not expected to be received in the next 12 months.

Measurement uncertainty (use of estimates)
The preparation of financial statements in conformity with generally accepted accounting principles in the United Stated requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Depreciation is based on the estimated useful lives of equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

Foreign operations and currency translation
The Company's functional currency is Canadian dollars as substantially all of the Company's operations are in Canada. The Company used the United States dollar as its reporting currency in accordance with the SFAS No. 52 "Foreign Currency Translation".

Assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates. Income statement accounts are translated at the average rates of exchange prevailing during the period.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

Foreign operations and currency translation (*Continued from previous page*)

Translation adjustments from the use of different exchange rates from period to period are included in the accumulated other comprehensive income account in shareholders' deficit, if applicable. Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in the statement of loss.

3. **Significant accounting policies** (*Continued from previous page*)

Future income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Future income taxes are computed annually for differences between financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such future income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. Potential benefits of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operation losses carried forward in future years.

Earnings per share

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed in accordance with the treasury stock method and "if converted" method, as applicable, which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common stock from outstanding stock options, warrants and convertible debt.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and disclosure of comprehensive income and its components in a full set of general-purpose financial statements. The Company discloses the comprehensive income in the Consolidated Statements of Shareholders' Deficit And Comprehensive Loss.

4. **Equipment**

	Cost	Accumulated amortization	December 31, 2006 Net book value	December 31, 2005 Net book value
Computer equipment	24,700	18,080	6,620	8,059
Furniture and fixtures	4,938	2,865	2,073	2,137
Website development	28,113	25,267	2,846	8,054
	57,751	46,212	11,539	18,250

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

5.   Bank indebtedness

The Company has an operating line facility available in Canadian dollars of $20,000 CAD (2005 - $20,000 CAD). The operating line bears interest at a floating rate, is secured by a general security agreement and a personal guarantee from the shareholder in the amount of $20,000 CAD. There are no specified terms of repayment.

6.   Accounts payable and accruals

	December 31, 2006	*December 31, 2005*
Trade payables	**74,573**	94,627
Accrued fees	**6,019**	16,000
	80,592	110,627

7.   Deferred revenue

	December 31, 2006	*December 31, 2005*
Total deferred revenue beginning of period	**198,203**	107,841
Increase due to new subscription agreements	**46,954**	7,528
Increase due to new advertising agreements	**187,830**	96,489
Increase due to new grant agreements	**1,802**	94,097
Recognition of subscription revenues	**(44,331)**	-
Recognition of advertising agreement revenues	**(205,051)**	(102,572)
Recognition of grant revenues	**(26,058)**	(5,180)
Net change in deferred revenue	**(38,854)**	90,362
Total deferred revenue, end of period	**159,349**	198,203
Less: Current portion of deferred revenue	**159,349**	142,492
Total non-current deferred revenue	**-**	55,711

Deferred revenue is classified as current when the agreement terms are to be fulfilled in the next 12 months.

8.   Term loan due on demand

	December 31, 2006	*December 31, 2005*
Westoba Credit Union, bearing interest at the Credit Union's variable loan rate (5.5%) plus 1%, repayable in Canadian dollars in monthly installments of $391 CAD, including interest, repaid during the period	**-**	10,515

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

Westoba Credit Union, bearing interest at the Credit Union's variable loan rate (6.0%) plus 2%, repayable in Canadian dollars in monthly installments of $411 CAD, including interest, due June 1, 2011, secured by a general security agreement.	**15,962**	**-**
	15,962	10,515

8.   Term loan due on demand *(Continued from previous page)*

Principal repayments on term loans due on demand in each of the next five years are estimated as follows:

2007	3,200
2008	3,500
2009	3,700
2010	4,000
2011	4,200

9**.   Future income taxes**

	December 31, 2006	December 31, 2005
Income (loss) before taxes	**236**	(150,798)
Expected income tax expense (recovery)	**83**	(52,779)
Change from higher effective rate of Canadian subsidiary	**650**	(1,574)
Change in foreign exchange rates	**25**	(710)
Other	**(4,737)**	-
Change in valuation allowance	**3,979**	55,063
	-	-

The significant components of the Company's future income tax assets are as follows:

	December 31, 2006	December 31, 2005
Non-capital losses available for future periods	**89,664**	85,685
Change in valuation allowance	**(89,664)**	(85,685)
	-	-

The Company has incurred operating losses for Canadian income tax purposes of approximately CAD $166,000, which are available to be carried forward to reduce taxable income in future years. The Company has incurred operating losses for United States Tax purposes of $107,000. Unless utilized, these losses will expire through 2016 and 2026 respectively.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

10. Payable to shareholders

	December 31, 2006	*December 31, 2005*
Shareholders' loans are unsecured, non-interest bearing and have no specified terms of repayment.	**78,632**	41,002
Shareholders' loans secured by a note payable, bearing interest at 10% per annum and have no specified terms of repayment.	**23,152**	27,152
	101,784	68,154

Payable to shareholders include amounts payable to both minority shareholders and the majority shareholder.

As the shareholders have indicated that payment will not be demanded within the next 12 months, these amounts have been classified as non-current.

11. Share capital

Authorized
Common shares
  45,000,000 common, voting, $0.001 par value
Preferred shares
  5,000,000 preferred, non-voting, $0.001 par value, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and qualifications and rights thereof shall be set by the board of directors.

Issued and outstanding	*December 31, 2006*	*December 31, 2005*
Common Stock 8,998,659 (2005 - 8,893,659)	**116,000**	116,000
	116,000	116,000

Issued common shares	*December 31, 2006*		*December 31, 2005*	
	Number	**Amount**	Number	Amount
Opening balance	**8,989,159**	**116,000**	8,884,159	105,692
outstanding shares issued	**9,500**	**-**	-	-
issued for cash	**-**	**-**	105,000	10,308
Closing Balance	**8,998,659**	**116,000**	8,989,159	116,000

In 2004 funds were received for 9,500 shares, for which the shares were issued during the period and are included in outstanding shares.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

12.   Supplemental Cash Flow Information

	December 31, 2006	December 31 2005
Interest paid	**7,043**	2,099
Income taxes paid	**-**	-

13.   Related Party Transactions

All transactions with related parties have occurred in the normal course of operations and are measured at their exchange   amount as determined by management. All material transactions and balances with related parties not disclosed elsewhere and described below.

During the course of the year, consulting fees were paid in the amount of $3,969 (2005 - $14,162) for technical and management services provided by a shareholder with greater than 5% interest in the Company.

During the course of the year, rent was paid in the amount of $4,410 (2005 - nil) to the majority shareholder for use of   office space owned by the majority shareholder.

As of December 31, 2006 no amounts were receivable from officers or directors of the Company (2005 – nil).

14.   Financial instruments

The Company, as part of its operations, carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments
The carrying amount of cash, term deposits, non-current accounts receivable, bank overdraft, current bank loans, accounts payable and accruals approximates their fair value due to the short-term maturities of these items.

For shareholder loans, it is not practicable within the constraints of timeliness or cost to determine the fair value with sufficient reliability because the instruments are not traded in an organized financial market.

Credit risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the area of advertising and magazine publication and distribution; however, credit exposure is limited due to the Company's large customer base.

Riverside Manitoba Inc.
Notes to the Consolidated Financial Statements
As at December 31, 2006 and December 31, 2005

Foreign currency risk

The Subsidiary enters into transactions as part of its normal operations denominated in Canadian currency for which the related revenues, expenses, accounts receivable and accounts payable balances are subject to exchange rate fluctuations.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS OR ACCOUNTING AND FINANCIAL DISCLOSURE

Riverside has had no changes in or disagreements with its accountants, as to accounting or financial disclosure, over the two most recent fiscal years.

AVAILABLE INFORMATION AND REPORTS TO SECURITIES HOLDERS

Riverside has filed this prospectus with the Commission on Form SB-2 with respect to the common stock offered to be registered. Riverside is currently a non-reporting company and does not regularly file reports or other information with the Commission.

Riverside does not anticipate that future annual reports will be voluntarily delivered to Riverside's security holders; however, Riverside will provide at no cost to each security holder copies of Riverside's annual report which will include audited financial statements. In addition, Riverside will provide, at no cost to each person who has received a prospectus, a copy of any information that is incorporated herein by reference. To request such information, call (204) 228-9695 or write to:

Leslie Lounsbury
Riverside Manitoba Inc.
440 - 375 Water Street
Vancouver, B.C., Canada, V6B 5C6

PART II--INFORMATION NOT REQUIRED IN REGISTRATION STATEMENT

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Riverside's articles of incorporation, attached as exhibit 3(i) hereto, specifically article 8, provide that it must indemnify its directors and officers to the fullest extent permitted under Nevada law against all liabilities incurred by reason of the fact that the person is or was a director or officer of Riverside or a fiduciary of an employee benefit plan, or is or was serving at the request of Riverside as a director or officer, or fiduciary of an employee benefit plan, of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

Riverside's bylaws, attached as Exhibit 3(ii) hereto, specifically section 6.09, provide that it will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings against them on account of their being or having been directors or officers of Riverside, absent a finding of negligence or misconduct in office. The bylaws also permit Riverside to maintain insurance on behalf of its officers, directors, employees and agents against any liability asserted against and incurred by that person whether or not Riverside has the power to indemnify such person against liability for any of those acts.

The effect of these provisions is potentially to indemnify Riverside's directors and officers from all costs and expenses of liability incurred by them in connection with any action, suit or proceeding in which they are involved by reason of their affiliation with Riverside. Pursuant to Nevada law, a corporation may indemnify a director, provided that such indemnity will not apply on account of:

- acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law
- unlawful distributions
- any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The securities are being registered in connection with the public offering of 8,998,659 shares of Riverside's common stock, and all of the following expenses will be born by Riverside. The amounts set forth are estimates except for the Commission registration fee:

Expense	Amount to be Paid
Commission registration fee	$ 9
Attorneys' fees and expenses	30,000
Accountants' fees and expenses	35,000
Transfer agent's and registrar's fees and expenses	8,991
Total	$ 74,000

RECENT SALES OF UNREGISTERED SECURITIES

Set forth below is information regarding the issuance and sales of Riverside securities without registration within the last three years. No such sales involved the use of an underwriter and no commissions were paid in connection with the sale of any securities. All of the following securities are common stock.

Date	Shares	Name	Consideration	Price	Description	Exemption
January 27, 2003	18,000	Lester Van Mersbergen	$9,000	$0.50	Cash	Reg. D / 4(2)
October 1, 2003	250,000	Peter Carasquero	$6,250	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Linda Richards	$2,500	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Pia Athayde	$5,000	$0.025	Debt settlement	Reg. S
October 1, 2003	225,000	Karmjit Berar	$5,625	$0.025	Debt settlement	Reg. S
October 1, 2003	150,000	Jinder Berar	$3,750	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Gabby Barlev	$5,000	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Terry Yuck	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	200,000	Ruairidh Campbell	$5,000	$0.025	Debt settlement	Reg. D / 4(2)
October 1, 2003	350,000	Jeff Young	$8,750	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Nirwal Grewal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Nirmaljit Grewal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	150,000	Paul Bains	$3,750	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Jaswat Bains	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Dylan Staniul	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	25,000	Jasvir Sidhu	$625	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Amarjit Sidhu	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Bruce Moore	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	50,000	Harjit Dhaliwal	$1,250	$0.025	Debt settlement	Reg. S
October 1, 2003	125,659	BP Equity	$3,141	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Jaswant Pandher	$2,500	$0.025	Debt settlement	Reg. S
October 1, 2003	100,000	Amarjit Pandher	$2,500	$0.025	Debt settlement	Reg. S
July 5, 2004	100,000	Tyee Cap'l Consult.	$2,000	$0.02	Cash	Reg. S
August 4, 2004	100,000	Andy Lewis	$2,000	$0.02	Cash	Reg. S
August 9, 2004	100,000	Victoria Chen	$2,000	$0.02	Cash	Reg. S
August 10, 2004	100,000	Alex Tavuchis	$2,000	$0.02	Cash	Reg. S
August 10, 2004	100,000	Mohamed Verjee	$2,000	$0.02	Cash	Reg. S
August 10, 2004	455,000	Kent Carasquero	$9,100	$0.02	Cash	Reg. S
December 11, 2004	40,000	Vince Carnovale	$4,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Laura Burgin	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Jeff O'Neill	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Sandro Frei	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Heather Maitland	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Emma Fairhurst	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Jason Scott	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Shelley MacFarlane	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Matt Werner	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Lynne Raisilainen	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Jan Raisilainen	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Lisa Nagy	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Kerry Nagy	$1,000	$0.10	Cash	Reg. S
December 11, 2004	10,000	Thomas Dunnigan	$1,000	$0.10	Cash	Reg. S
December 12, 2004	10,000	Marcia Pederson	$1,000	$0.10	Cash	Reg. S
December 23, 2004	25,000	Barbara Tutschek	$2,500	$0.10	Cash	Reg. S
December 23, 2004	25,000	Martin Tutschek	$2,500	$0.10	Cash	Reg. S
December 24, 2004	20,000	Bayside Mgmt.	$2,000	$0.10	Cash	Reg. S
January 21, 2005	4,000,000	Leslie Lounsbury	$4,000	$0.001	Share exchange	Reg. S
January 21, 2005	500,000	Dallice Callum	$500	$0.001	Share exchange	Reg. S
January 21, 2005	500,000	Dylan Callum	$500	$0.001	Share exchange	Reg. S
April 4, 2005	50,000	Michael Springob	$5,000	$0.10	Cash	Reg. S
July 8, 2005	10,000	Joan Glover	$1,000	$0.10	Cash	Reg. S
July, 11, 2005	5,000	Stephan Atoui	$500	$0.10	Cash	Reg. S

Date	Shares	Name	Consideration	Price	Description	Exemption
July, 11, 2005	5,000	Martin Gait	$500	$0.10	Cash	Reg. S
July, 11, 2005	5,000	Ryan Lee	$500	$0.10	Cash	Reg. S
July, 11, 2005	5,000	Lindsay Moffat	$500	$0.10	Cash	Reg. S
July, 11, 2005	5,000	Stacy Smith	$500	$0.10	Cash	Reg. S
August 4, 2005	10,000	Damon Poole	$1,000	$0.10	Cash	Reg. S
August 4, 2005	10,000	John Xinos	$1,000	$0.10	Cash	Reg. S
November 18, 2005	50,000	Jinder Berar	$1,250	$0.025	Debt settlement	Reg. S
November 18, 2005	5,000	Carrie Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Dave Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Dawn Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Denni Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Glenn Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Luci Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Neil Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	Robb Beeman	$100	$0.02	Cash	Reg. S
November 18, 2005	5,000	James Peacock	$100	$0.02	Cash	Reg. S

All of the above recent sales of unregistered securities were made in reliance upon an exemption from registration provided by either Regulation S, Regulation D, or Section 4(2) promulgated by the Commission pursuant to the Securities Act.

Riverside complied with the requirements of Regulation S by having no directed offering efforts made in the United States, by offering only to an offeree who was outside the United States at the time the securities were issued, and ensuring that the offeree to whom the securities were issued was a non-U.S. offeree with an address in a foreign country.

Riverside complied with the requirements of Regulation D by offering less than $1,000,000 of Riverside's securities in any 12-month period.

Riverside complied with the requirements of Section 4(2) based on the following factors: (1) the issuance was an isolated private transaction by Riverside which did not involve a public offering; (2) the offeree committed to hold the securities for at least one year; (3) there were no subsequent or contemporaneous public offerings of the securities; (4) the securities were not broken down into smaller denominations; and (5) the negotiations for the sale of the securities took place directly between the offeree and Riverside.

INDEX TO AND DESCRIPTION OF EXHIBITS

The following exhibits are filed as part of this registration statement.

Exhibit No.	Page No.	Description
3(i)(a)	*	Articles of Incorporation date February 12, 2002.
3(i)(b)	*	Amendment to the Articles of Incorporation date January 18, 2005.
3(ii)	*	By-laws of Riverside adopted on January 27, 2005.
5	Attached	Opinion Letter of Gerald Einhorn, Esq. dated October 23, 2007.
10(i)	Attached	Line of Credit Agreement dated February 27, 2002.
10(ii)	*	Debt Settlement Agreement dated October 1, 2003, with BP Equity Management, Inc.
10(iii)	Attached	Stock Purchase and Sale Agreement with the shareholders of Spirit of Youth Enterprises, Inc., dated January 21, 2005.
10(iv)	Attached	Loan Agreement with Tyee Capital Consultants dated May 4, 2005.
10(v)	Attached	Loan Cancellation Agreement with Newmark Ventures, Inc. dated September 30, 2005.
10(vi)	Attached	Advertising Agreement with Mangapets, Inc. (formerly "Newmark Ventures, Inc. dated September 30, 2005.
10(vii)	Attached	Loan Agreement with Tyee Capital Consultants dated December 1, 2005.
10(viii)	Attached	Loan Agreement with Tyee Capital Consultants dated December 9, 2005.
10(ix)	Attached	Variable Rate Demand Promissory Note dated July 1, 2006.
10(x)	Attached	Loan Agreement with Tyee Capital Consultants dated March 14, 2007.
21	Attached	Subsidiaries of Riverside
23(i)	Attached	Consent of Independent Registered Public Accounting Firm dated October 23, 2007.
23(ii)	Attached	Consent of Counsel dated October 23, 2007.
99	Attached	Board of Directors Resolution dated February 2, 2004 rescinding certain share purchase agreements with Interglobe Investigations Services Ltd and Dolphin Investigations Ltd.

* Incorporated by reference to the SB-2 filed with the Commission on February 1, 2006.

UNDERTAKINGS

Riverside hereby undertakes that it will:

- File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

  - Include any prospectus required by section 10(a)(3) of the Securities Act;
  - Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
  - Include any additional or changed material information on the plan of distribution.

- For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

- File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

- For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  - Any preliminary prospectus or prospectus of the undersigned small business issuer related to the offering required to filed pursuant to Rule 424;
  - Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
  - The portion of any other free writing prospectus related to the offering containing material information about he undersigned small business issuer or the securities provided by or on behalf of the undersigned small business issuer; and
  - Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

- Each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other then prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to the purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Riverside, pursuant to the foregoing provisions, or otherwise, Riverside has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In the event a claim for indemnification against such liabilities, other than payment by Riverside of expenses incurred or paid by a director, officer or controlling person of Riverside in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, Riverside will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act, Riverside certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in Winnipeg, Manitoba on October 24, 2007.

       Riverside Manitoba Inc.

       By: /s/ Leslie Lounsbury
       Leslie Lounsbury
       Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Date
/s/ Leslie Lounsbury Leslie Lounsbury, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer Director	October 24, 2007
/s/ Marktin Tutschek Martin Tutschek, Director	October 24, 2007

EXHIBIT 5

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, Utah 84106
Telephone (801) 575-8073, Ext. 102
Facsimile (801) 575-8092

October 23, 2007

Riverside Manitoba Inc.
55 Braintree Crescent
Winnipeg, Manitoba R3J 1E1
Canada

Gentlemen:

I am an attorney at law, admitted to practice in the State of New York, and have been requested by you to provide an opinion as to whether Riverside Manitoba Inc. ("Riverside") has legally issued 8,998,659 shares of fully paid and non-assessable common stock in accordance with the applicable laws of the State of Nevada.

My opinion is provided within the framework of Nevada law as codified in the Nevada Revised Statutes (NRS) and is predicated on an examination of pertinent documentation related to Riverside in connection with the issuance and intended registration of common shares. The documentation examined includes Riverside's articles of incorporation dated February 14, 2002, its certificate of amendment to its articles of incorporation dated January 21, 2005 and its bylaws adopted on January 27, 2005. I have also examined Riverside's registration statement on Form SB-2/A-3 and the stock purchase and sale agreement dated January 21, 2005 between the shareholders of Spirit of Youth Enterprises, Inc. and Riverside. Further, I have obtained from the Nevada Secretary of State a Business Entity Information Form which declares the status of Riverside as of October 23, 2007.

Based upon my examination of the foregoing documentation in accordance with the laws of the State of Nevada, I have concluded the following:

1. Riverside was incorporated on February 14, 2002 pursuant to the laws of the State of Nevada and is in active standing as of October 23, 2007.

2. Riverside is authorized to issue 45 million shares of common stock, par value $0.001. Therefore, the issuance of 8,998,659 common shares is within the limits of its authorized capitalization.

3. There is no restriction or control of share ownership or transfer in Riverside's articles or bylaws, of the types contemplated by NRS 78.242 (rights of refusal/mandatory purchases) or 78.267 (preemptive rights). Similarly the stock purchase and sale agreement dated January 21, 2005 contains no restrictions on ownership or transfer. Accordingly, the ownership or transfer of issued stock is not subject to any type of restriction.

4. Although NRS 78.275 states generally that corporate stock may be assessable, however, this section is not considered applicable when corporate stock is issued as fully paid and non-assessable. My examination of the pertinent documentation indicates that shares of Riverside were issued as fully paid and non-assessable.

I am therefore of the opinion that under Nevada law, Riverside's 8,998,659 issued and outstanding common shares are legally issued, fully paid and non-assessable.

Sincerely,

/s/ Gerald Einhorn
Gerald Einhorn
Member, New York State Bar

EXHIBIT 10(i)

LINE OF CREDIT AGREEMENT

Member Name(s)	Birth Date	Account/Member Number 234153
SPIRIT OF YOUTH ENTERPRISES INC	Birth Date	ASTRA Credit Union Limited (hereinafter called the "Credit Union")
(hereinafter called the "Member")		
Address 1135 LOUISE AVE		Address 1907 PORTAGE AVE
BRANDON MAN R7A 0Y2		WINNIPEG MAN

THIS AGREEMENT BETWEEN: The above Member and the Credit Union is made as of the "Agreement Date" identified below. Whenever there is reference herein to the Member, this shall include a single member or, where there are more, shall include and mean all and any or more of them.

In return for the Credit Union establishing a Line of Credit (the "LOC") for the Member and extending any credit under this agreement, the Member agrees to the following:

1. **AUTHORIZED LIMIT**

The Member may draw cheques on and/or withdraw funds (as the case may be) from Account Number 234153 (hereafter called the "LOC Account"), with the Credit Union, so long as the debit balance in the LOC Account does not exceed:

(a) $ 12,000.00 (the "Authorized Limit"), or

DELETE (a) or (b) (b) the amount that is calculated by the Credit Union based on the Member's previous month end's financial statements, determined in the Credit Union's sole discretion (the "Authorized Limit"). The amount of the Authorized Limit is to be determined monthly and the basis for the Credit Union's calculation is to be as declared by the Credit Union from time to time.

The amount available under the Member's LOC Account is determined at any time by deducting the outstanding debit balance from the Authorized Limit of the LOC Account.

2. **CURRENCY**

DELETE (a) or (b) (a) All dollar amounts referred to in this agreement are expressed in **Canadian Dollars**.

~~(b) All dollar amounts referred to in this agreement are expressed in U.S. Dollars.~~

3. **INTEREST**

The Member agrees to pay interest to the Credit Union on all amounts advanced up to the Authorized Limit of the LOC Account, as well after as before demand, default or judgment as follows:

COMPLETE ONLY (a) or (b)

(a) **Floating Rate Of Interest:** at the rate of interest equal to the Prime Rate of interest of the Credit Union (hereinafter referred to as the "Variable Loan Rate") declared from time to time, plus Two PERCENT (2.0 %) per annum. The Variable Loan Rate is subject to fluctuation without notice and is the lending rate of interest expressed as a rate per annum established from time to time by the Board of Directors of the Credit Union as its Variable Loan Rate. At the date of execution of this agreement the Variable Loan Rate is Three & three quarters PERCENT (3.75 %) per annum and therefore, the interest rate initially charged on funds advanced pursuant to this agreement shall be Five & three quarters PERCENT (5.75 %) per annum.

(b) **Fixed Rate Of Interest:** at ______ PERCENT (______ %) per annum.

All interest shall be calculated daily on the closing balance, not in advance, compounded monthly and payable on the last day of each and every month during which there are sums outstanding and owing hereunder, provided that in the event the Member shall not pay the accrued interest as provided herein, then the Credit Union is hereby authorized and directed to advance such sums under the LOC as may be required to pay the interest and such advance shall be considered an advance or loan under the terms of this agreement and shall bear interest at the aforesaid rate from the date of such advance.

(Agreement continued on reverse side of page)

THIS AGREEMENT IS SUBJECT TO ALL THE TERMS AND CONDITIONS ABOVE AND ON THE REVERSE SIDE HEREOF.

Signed, sealed and delivered at Winnipeg this 27 day of Feb 2002 (The Agreement Date)

IF MEMBER IS AN INDIVIDUAL: (*) (**)

(Name)

Witness (Signature of Member)

Witness (Signature of Member)

(*) May be amended and used for sole proprietorships, organizations, etc. (**) Attach a separate Schedule if additional signature lines are required.

IF MEMBER IS A CORPORATION: (**)

SPIRIT OF YOUTH ENTERPRISES INC
(Name of Corporation)

Witness [signature]

Per: [signature] (Signature and Title) *Affix Corp. Seal*

Witness (Complete if Corporation does not have a seal)

Per: (Signature and Title)

IF MEMBER IS A PARTNERSHIP: (**)

(Name of Partnership)

Witness Per: (Signature)

Witness Per: (Signature)

Signed on behalf of the Credit Union:

Per: [signature] (Signature and Title)

CCSM 70.17 Rev. 08/00 *White Copy - Credit Union Copy* *Pink Copy - Member Copy*

44

EXHIBIT 10(iii)

STOCK PURCHASE AND SALE AGREEMENT

**Between Riverside Manitoba Inc,
and the
Shareholders of Spirit of Youth Enterprises, Inc.**

January 21, 2005

STOCK PURCHASE AND SALE AGREEMENT

THIS STOCK PURCHASE AND SALE AGREEMENT (this "Agreement"), dated effective as of January 21, 2005 is by and among, Spirit of Youth Enterprises, Inc., a Manitoba corporation ("SAY "), the shareholders of SAY who have executed this Agreement as Shareholders ("Shareholders") and Riverside Manitoba, Inc., a Nevada corporation ("Riverside").

RECITALS

A. SAY is a privately held, non-reporting corporation with its principal operations located in Winnipeg Manitoba, Canada.

B. Riverside is a privately held, non reporting corporation with its principal operations located in Vancouver, British Columbia, Canada.

C. Shareholders desire to sell and Riverside desires to purchase thirty percent (100%) of the outstanding shares of SAY pursuant to the terms and conditions of this Agreement.

AGREEMENT

In consideration of the foregoing recitals and the mutual promises contained herein, Riverside, SAY and the Shareholders hereby agree as follows:

1.   Purchase and Sale of Shares.

        1.1   Property Subject to the terms and conditions of this Agreement, Shareholders agree to sell and assign to Riverside on the Closing Date (as defined below), free and clear of all mortgages, security interests, liens, pledges, adverse claims and other encumbrances, (a) 100% of all of the outstanding shares of stock of SAY as set forth on Exhibit A attached hereto (collectively, the "Shares"). In exchange for the Shares, Riverside agrees to issue 5,000,000 shares of Riverside common stock to the Shareholders on the Closing Date pro rata in accordance with their respective holdings of the shares on the date hereof.

2.   Closing Date; Delivery.

        2.1   Closing Date. The closing of the purchase and sale of the Shares (the "Closing") will be held at the offices of Riverside, at 10:00 a.m. on January 21, 2005, or at such earlier date as may be agreed in writing by SAY, Shareholders and Riverside (the "Closing Date").

        2.2   Deliveries at Closing.

                (a)   Deliveries of Shareholders to Riverside. At the Closing, if the conditions precedent set forth in Section 5.2 are fulfilled in reasonable satisfaction, Shareholders will deliver to Riverside (1) stock certificates or other documents of title representing all of the shares of stock held of record or beneficially owned in SAY on the Closing Date, duly endorsed by the Shareholders for transfer to Riverside. Shareholders and SAY will also deliver such other documents and instruments as Riverside may reasonably request to confirm that the Shareholders and SAY have performed all of their obligations and fulfilled all of the conditions of this Agreement.

(b)   Deliveries of Riverside to Shareholders. At the Closing, if the conditions precedent set forth in Section 5.1 are fulfilled in reasonable satisfaction, Riverside will deliver to the Shareholders stock certificates representing 5,000,000 shares of Riverside's Common Stock, par value $0.001 issued in the respective names of the Shareholders. Riverside will also deliver such other documents and instruments as the Shareholders may reasonably request to confirm that Riverside has performed all of its obligations and fulfilled all of the conditions of this Agreement.

3.   Representations and Warranties of SAY . Shareholders and SAY hereby represent and warrant to Riverside that:

3.1   Organization, Standing and Authority of SAY .

(a)   Organization. SAY is a corporation duly organized and validly existing under the laws of the Province of Manitoba and is in good standing as a domestic corporation under the laws of said Province.

(b)   Charter Documents. SAY has furnished counsel for Riverside with true and complete copies of its Articles of Incorporation, as amended to date, and its Bylaws as currently in effect.

(c)   Corporate Power. SAY has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations hereunder.

(d)   Authorization for Agreement. The execution and performance of this Agreement by SAY has been duly authorized by its Board of Directors. Upon execution and delivery of this Agreement on behalf of SAY, this Agreement will constitute the valid and legally binding obligation of SAY, enforceable in accordance with its terms and conditions. The execution, delivery and performance of this Agreement and compliance with the provisions hereof by SAY does not and will not conflict with, or result in a breach or violation of the terms, conditions or provisions of, or constitute a default under, or result in the creation or imposition of any lien pursuant to the terms of, SAY 's Articles of Incorporation, as amended, SAY 's current Bylaws, or any statute, law, rule or regulation or any order, judgment, decree, indenture, mortgage lease or other agreement or instrument to which SAY is subject.

(e)   Financial Statements. The audited financial statements of SAY as of December 31, 2003 and December 31, 2004, are attached hereto as Exhibit B (the "Financial Statements"). The Financial Statements present fairly the financial condition of SAY as of the periods covered in conformity with Canadian generally accepted accounting principles applied on a basis consistent with preceding periods.

(f)   Material Changes. Since December 31, 2004, there have been no material adverse changes in the financial condition of SAY from that shown on the Financial Statements as of such date

3.2   Financial and Operating Status of SAY .

(a)   Tax Returns. SAY has duly filed all federal, provincial and local tax returns required to be filed by it, and all taxes, assessments and penalties set forth in such returns have been timely and fully paid or adequately reserved against in the Financial Statements. None of SAY 's tax returns have ever been audited by any governmental taxing authority.

(b)   Contracts and Commitments.   SAY has no written or oral contracts or commitments involving any obligation, consideration or expenditure, outside the purchase of normal inventory items in quantities in accordance with previous practices except as set forth in the Schedule of Disclosures attached hereto as Exhibit C. SAY has delivered to Riverside's counsel true, complete and correct copies of all such contracts and commitments, together with all amendments thereto, all of which are listed on the Schedule of Disclosures, and all such contracts are in full force and effect in the form delivered. SAY has set forth in the Schedule of Disclosures (i) all insurance policies in force on the date hereof; (ii) the names and locations of all banks and other depositories in which it has accounts or safe deposit boxes and the names of persons authorized to sign checks, drafts or other instruments drawn thereon or to have access thereof; (iii) all mortgages, promissory notes, deeds of trust, loan or credit agreements or similar agreements, or modifications thereof, to which it is a party and all amounts thereof; and (iv) all accounts receivable of SAY as of December 31, 2004 and as reflected in the Financial Statements(v) all distribution agreements.

(c)   Employees. SAY does not have any collective bargaining agreements with any of its employees. SAY is not a party to any contract with any of its employees, consultants, advisors, sales representatives, distributors or customers that is not terminable by SAY without liability, penalty or premium on 30 days' notice, except as otherwise set forth in the Schedule of Disclosures.

(d)   Benefits. SAY does not have any health, dental, pension, retirement, or other benefit programs for its employees or in which its employees participate.

(e)   Inventory. All inventory of SAY is saleable and in good condition, the value of which as of December 31, 2004 has been written down or reserved to amounts not in excess of realizable market value.

(f)   Equipment. All equipment of SAY is in good order and repair except minor defects which do not materially interfere with the continued use of such equipment.

(g)   Litigation. There is no action, proceeding or investigation pending or, to the knowledge of SAY, threatened against SAY, or any of SAY 's property or assets which might result in any material and adverse change in the property, assets or financial condition of SAY , nor, to the knowledge of SAY , is there any basis for any such action, proceeding or investigation. To the best knowledge of SAY it is in compliance in all material respects with all laws and regulations applicable to it, its properties and businesses.

4.   Representations and Warranties of Riverside. Riverside hereby represents and warrants to SAY and the Shareholders that the matters set forth in the following subsections of this Section 4 are true and correct.

4.1   Corporate Organization

(a)   Organization. Riverside is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.

(b)   Financial Statements. The un-audited financial statements of for its last fiscal year are attached hereto as Exhibit D (the "Riverside Manitoba, Inc. Financial Statements"). The Riverside Manitoba, Inc. Financial Statements present fairly the financial condition of Riverside as of the periods covered in conformity with generally accepted accounting principles applied on a basis consistent with preceding periods.

(c)   Material Changes. Since the last quarterly Riverside Financial Statements, there have been no material changes in the financial condition of Riverside from that shown on the Riverside Financial Statements as of such date.

(d)   Reporting Status. Riverside is not public or a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934. None of the information contained in any of the reports filed by Riverside pursuant to Section 13 of such statute contains any misstatement of a material fact or omits any information required to make the information contained therein not materially misleading.

4.2   Due Execution and Enforceability. The execution, delivery and performance of this Agreement and the other agreements between the parties hereto referred to herein by and on behalf of Riverside have been duly and validly authorized by the Riverside Board of Directors.

5.   Conditions to Closing.

5.1   Conditions to Obligations of Riverside. The obligations of Riverside to purchase the Shares at the Closing and to consummate any other transaction contemplated by this Agreement are subject to the fulfillment to Riverside's satisfaction on or prior to the Closing date of the following conditions, any of which may be waived in whole or in part by Riverside.

(a)   Representation and Warranties True at Closing. The representations and warranties made by the Shareholders and SAY in Section 3 above shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if they had been made and given on and as of the Closing Date, and the Shareholders and SAY shall have performed and complied with all agreements and obligations to be performed by it under this Agreement on or prior to the Closing.

(b)   Authorization. SAY shall have obtained all Board of Directors approval necessary to authorize its participation in the transaction described in this Agreement.

(c)   No Adverse Change. Prior to the Closing there shall not have occurred any loss or destruction of any material part of the assets of SAY or any material and adverse change in the financial condition, properties, business or operation of SAY from that shown in the Financial Statements.

(d)   Documents and Instruments Satisfactory. All documents and instruments to be provided by SAY and the Shareholders in connection with the transactions contemplated by this Agreement must be satisfactory in form and substance to counsel for Riverside.

5.2   Conditions to Obligations of SAY and Its Shareholders. The obligations of the Shareholders and SAY to consummate this Agreement and carry out and perform their obligations hereunder are subject to the satisfaction of all of the following conditions unless waived by Shareholders.

(a)   Representations and Warranties True at Closing. The representations and warranties made by Riverside in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if they had been made and given on as of the Closing Date. Riverside shall have performed and complied in all material respects with all agreements and obligations to be performed by it under this Agreement on or before the Closing Date.

(b)   Authorization. Riverside shall have obtained all Board of Directors approval necessary to authorize its participation in the transaction described in this agreement.

(c)   No Adverse Change. Prior to the Closing there shall not have occurred any material and adverse change in the financial condition, properties, business or operations of Riverside since the date of this Agreement.

(e)   Documents and Instruments Satisfactory. All documents and instruments to be provided by Riverside in connection with the transactions contemplated by this Agreement must be satisfactory in form and substance to counsel for Shareholders and SAY.

(f)   Due Diligence Satisfactory. Shareholders and SAY have received all of the information reasonably requested by them from Riverside in connection with this transaction, and, based on its due diligence investigation, are satisfied with the financial and operating condition of Riverside.

6.   Covenants and Agreements of SAY .

6.1   Access to Information. From and after the date of this Agreement and until the Closing, Shareholders agree that the authorized representatives of Riverside shall have access during normal business hours to the properties, facilities, books, records, contracts and documents of SAY and SAY shall furnish or cause to be furnished to the authorized representatives of Riverside copies of all documents and all information with respect to the affairs and businesses of SAY that Riverside's representatives may reasonably request. Riverside shall keep all such information confidential and shall not use the same for any purpose or disclose the same to any other person or entity pending the consummation of the transactions contemplated hereby.

6.2   Conduct of Business Pending the Closing. Unless expressly consented to by Riverside or otherwise permitted or required under this Agreement, from and after the date of this Agreement and until the Closing or the termination or abandonment of this Agreement as provided herein:

(a)   Business in the Ordinary Course. SAY will (i) conduct its business only in the ordinary course in the same manner as before date of this Agreement, (ii) will not institute any unusual or novel methods of distribution, manufacture, purchase, sale, lease, service, accounting or operation, (iii) will not grant any increase in the rate of pay or other benefits or compensation of any officers or employees, and (iv) will not enter into, amend or terminate any contract or commitment not in the usual and ordinary course of business and consistent with SAY's past practice.

(b)   Indebtedness. SAY will not (i) incur or assume or guarantee any indebtedness other than indebtedness incurred in the usual and ordinary course of business for goods or services or pursuant to existing commitments or agreements previously disclosed in writing to Riverside under this Agreement, or (ii) enter into, execute or deliver any agreement or writing to the release or settlement of claims, except as otherwise provided by this Agreement.

(c)   Corporate Structure. SAY will not (i) amend its articles of incorporation or bylaws or change its officers or directors or (ii) issue any additional capital stock or other securities or grant any warrants, options or rights to purchase or acquire any capital stock or other securities of SAY, or (iii) merge or consolidate with any other corporation or acquire all or substantially all of the stock, business or assets of any other person or entity or sell, assign or transfer substantially all of its assets or outstanding securities to any other person or entity.

(d)   Dividends and Capital Stock. SAY will not (i) declare or pay any dividend or make any stock split or stock dividend or other distribution with respect to its capital stock, or (ii) directly or indirectly redeem, purchase or otherwise acquire for value any of its capital stock.

(e)   Banking Relationships. No change will be made affecting SAY's banking relationships and SAY shall open no new bank or other deposit accounts.

(f)   Insurance. SAY will maintain in full force and effect all policies of insurance now in effect and will give all notices and present all claims under all policies in a timely fashion.

(g)   Licenses: SAY will maintain in full force and effect all related distribution agreements now in effect.

7.   Covenants and Agreements of Riverside.

7.1   Riverside shall not, nor shall it cause, permit or suffer SAY to, in each case without the prior majority consent of the shareholders of Riverside:

7.1.2   elect as directors of SAY any more than three individuals, one of whom shall be Ms. Leslie Lounsbury and Dylan Callum or persons designated by SAY or remove any such directors so elected,

7.2.2   sell, hypothecate, liquidate or otherwise dispose of all or any significant portion of the assets of SAY or any interest therein;

7.2.3   merge or consolidate SAY with any other person or entity or enter into any plan or agreement with respect thereto;

7.2.4   enter into any agreement between SAY and Riverside, or between SAY and any person or entity controlled by Riverside, any person or entity controlling Riverside or any person or entity under common control with Riverside (any person or entity controlling, controlled by or under common control with Riverside is referenced herein as a "Riverside Affiliate");

7.2.6   issue any shares of the capital stock of SAY or any shares or other securities convertible into or exchangeable or exercisable for such shares of capital stock except to the extent contemplated by Section 7.6 hereof and except to the extent such shares or other securities are issued in connection with a public distribution thereof in a transaction or series of transactions approved by the Board of Directors of SAY ;

7.2.7   incur any indebtedness of SAY for borrowed money, either directly or as guarantor of any obligations of Riverside or any Riverside Affiliate;

7.2.8   adopt any plan or petition any court or governmental agency for the dissolution of SAY; or

7.2.9   take any action of SAY or permit or suffer the occurrence of any action of SAY that is otherwise within the prerogatives of the Board of Directors of a corporation organized under the laws of the Province of Manitoba.

8.   <u>Miscellaneous</u>.

8.1   <u>Successors and Assigns</u>. This Agreement and the terms and conditions contained herein are binding upon, and will inure to the benefit of, the parties hereto and their respective representatives, executors, administrators, heirs, successors and assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any rights or obligations hereunder may be assigned, directly, indirectly, voluntarily or involuntarily, except by operation or law, by any party to this Agreement.

8.2   <u>Governing Law; Severability</u>. This Agreement will be governed by and construed in accordance with the laws of the State of Nevada. If any provision of this Agreement is found to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible and the remaining provisions of this Agreement will continue unaffected.

8.3   <u>Waivers</u>. No waiver by any party hereto of any term or condition of this Agreement will be effective unless set forth in a writing signed by such party. No waiver of any provision of this Agreement will be deemed a waiver of any other provision, or constitute a continuing waiver unless otherwise expressly provided in writing by the waiving party. No failure or delay on the part of any party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof preclude any other or further exercise of any other rights, powers or privileges.

8.4   <u>Entire Agreement; Modifications</u>. This Agreement, together with the exhibits and schedules attached hereto, each of which is incorporated herein by this reference, constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes in its entirety all prior and contemporaneous agreements, understandings, negotiations and discussions between the parties (specifically including without limitation the letter of intent dated September 24, 2003 and executed by Riverside and SAY in connection with this Agreement), whether oral or written, with respect to the subject matter of this Agreement. No supplement, modification or amendment to this Agreement will be binding unless executed in writing by SAY, Shareholders and Riverside.

8.5   <u>Notices</u>. All notices and other communications required or permitted under this Agreement will be in writing and may be hand delivered, mailed by first-class mail, postage prepaid, or sent via facsimile. Unless otherwise agreed to in writing by the parties, such notices and other communications shall be addressed as follows:

If to Riverside:

Mr. Martin Tutschek
Suite 440-375 Water Street
Vancouver, B.C.

If to Spirit of Youth Enterprises, Inc.:

Ms. Leslie Lounsbury
55 Braintree Crescent
Winnipeg, Manitoba
R3J 1E1

8.6   Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

8.7   Headings; References. Headings used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.8   Expenses. Riverside shall timely pay all of the fees and expenses, including, without limitation, the fees and expenses of counsel and accountants incurred by itself in the negotiation, preparation and execution of this Agreement and in the consummation of the transactions contemplated hereby.

IN WITNESS WHEREOF, the parties have executed this Agreement on the dates set forth below, to be effective for all purposes as of the date first written above.

Spirit of Youth Enterprises, Inc.,

/s/ Leslie Lounsbury   _____
Ms. Leslie Lounsbury   Witness

/s/ Dallice Callum   _____
Ms. Dallice Callum   Witness

/s/ Dylan Callum   _____
Mr. Dylan Callum   Witness

Riverside Manitoba Inc.,

/s/ Martin Tutschek   _____
Martin Tutschek, President   Witness

EXHIBIT 10(iii)

EXHIBIT A

Outstanding SAY Shares

Leslie Lounsbury	1,000 Class A common shares
Dallice Callum	30 Class B common shares
Dylan Callum	30 Class B common shares

EXHIBIT 10(iii)

EXHIBIT B

Financial Statements

Spirit of Youth Enterprises Inc.
SAY Magazine
Financial Statements
December 31, 2004

Spirit of Youth Enterprises Inc.
SAY Magazine
Balance Sheet
As at December 31, 2004

	2004	2003
Assets		
Current		
Cash	1,002	1,149
Accounts receivable	47,690	43,856
Prepaid expenses and deposits	77,833	6,652
	126,525	51,657
Note receivable *(Note 3)*	1,148	-
Property and equipment *(Note 4)*	29,727	42,896
Incorporation costs	938	938
	158,338	95,491
Liabilities		
Current		
Bank indebtedness *(Note 5)*	16,997	18,942
Accounts payable	95,144	40,513
Deferred revenue	129,624	56,110
	241,765	115,565
Term loans due on demand *(Note 6)*	16,039	19,644
	257,804	135,209
Future income taxes payable	1,500	3,800
Payable to shareholder *(Note 7)*	11,595	5,590
	270,899	144,599
Shareholder's Deficit		
Share capital *(Note 8)*	70	70
Deficit	(112,631)	(49,178)
	(112,561)	(49,108)
	158,338	95,491

Approved on behalf of the Board

_____ **Director**   _____ **Director**

The accompanying notes are an integral part of these financial statements

2

Spirit of Youth Enterprises Inc.
SAY Magazine
Statement of Earnings (Loss)
For the year ended December 31, 2004

	2004	2003
Sales		
Advertising	138,773	58,262
Consulting	-	25,554
Grants	26,277	58,882
Poster, project, polybags and other income	60,899	36,089
Contract sales	251,060	43,996
Subscriptions	31,040	26,252
	508,049	249,035
Cost of sales		
Magazine costs	299,499	78,824
Polybags	31,029	-
Posters	7,702	6,645
Project costs	-	9,800
Shortwraps	-	2,189
	338,230	97,458
Gross margin	169,819	151,577
Expenses		
Amortization	14,977	12,229
Bad debts	495	66
Business licences	135	247
Website and computer support	10,877	1,121
Dues and memberships	45	87
Donations	500	-
Interest and bank charges	471	433
Interest on long-term debt	2,581	1,302
Marketing	103,917	44,660
Meals and entertainment	6,128	4,059
Office	10,009	14,685
Professional fees	4,049	3,820
Salaries, wages and benefits	13,985	23,840
Telephone, fax and internet	14,355	5,033
Travel	37,518	26,030
Vehicle expenses	15,530	6,321
	235,572	143,933
Earnings (loss) before provision for income taxes	(65,753)	7,644
Provision for income taxes		
Future	(2,300)	1,500
Net earnings (loss)	(63,453)	6,144

The accompanying notes are an integral part of these financial statements

3

58

Spirit of Youth Enterprises Inc.
SAY Magazine
Statement of Deficit
For the year ended December 31, 2004

	2004	*2003*
Deficit, beginning of year	**(49,178)**	(55,322)
Net earnings (loss)	**(63,453)**	6,144
Deficit, end of year	**(112,631)**	(49,178)

The accompanying notes are an integral part of these financial statements

Spirit of Youth Enterprises Inc.
SAY Magazine
Statement of Cash Flows
For the year ended December 31, 2004

	2004	*2003*
Cash provided by (used for) the following activities		
Operating activities		
Cash received from operations, grants and sponsors	**568,534**	243,854
Cash paid to suppliers and employees	**(551,634)**	(223,540)
Cash paid to employees	**-**	(18,245)
Interest paid	**(3,052)**	(1,735)
Income taxes (paid) recovered	**-**	2,300
	13,848	2,634
Financing activities		
Advances of long-term debt	**-**	20,000
Repayments of long-term debt	**(3,605)**	(356)
Advances from shareholder	**22,238**	5,095
Repayment of advances from shareholder	**(28,243)**	(26,171)
	(9,610)	(1,432)
Investing activities		
Purchases of property and equipment	**(1,292)**	(32,421)
Note receivable	**(1,148)**	-
	(2,440)	(32,421)
Increase (decrease) in cash resources	**1,798**	(31,219)
Cash resources (deficiency), beginning of year	**(17,793)**	13,426
Cash deficiency, end of year	**(15,995)**	(17,793)
Cash resources are comprised of:		
Cash	**1,002**	1,149
Bank indebtedness	**(16,997)**	(18,942)
	(15,995)	(17,793)

The accompanying notes are an integral part of these financial statements

Spirit of Youth Enterprises Inc.
SAY Magazine
Notes to the Financial Statements
For the year ended December 31, 2004

1.   **Incorporation and operations**

Spirit of Youth Enterprises Inc. (the Company) was incorporated under the laws of the Province of Manitoba..   The Company publishes a magazine aimed at Aboriginal youth with insights into entertainment, sports, careers, celebrity and youth culture.

2.   **Significant accounting policies**

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the following significant accounting policies:

Property and equipment

Property and equipment are recorded at cost. Amortization is provided using rates intended to amortize the cost of assets over their estimated useful lives.

	Method	Rate
Furniture and fixtures	declining balance	20 %
Computer equipment	declining balance	30 %
Website development	straight-line	5 years
Computer software	declining balance	100 %

In the year of acquisition, amortization is taken at one-half of the above rates.

Deferred revenue

The Company receives grant and subscription revenues in advance of incurring the costs to produce the magazine. The unearned revenue is deferred until the related costs of the magazines are incurred.

Revenue recognition

Revenue is recognized by the Company when the service obligation has been fulfilled or the product is delivered to the customer and the collectibility of the sales proceeds are reasonably assured.

Measurement uncertainty (use of estimates)

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Accounts receivable are stated after evaluation as to their collectibility and an appropriate allowance for doubtful accounts is provided where considered necessary. Amortization is based on the estimated useful lives of property and equipment.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the periods in which they become known.

3.   **Note receivable**

The note receivable is unsecured, non-interest bearing and has no specific terms of repayment.

Spirit of Youth Enterprises Inc.
SAY Magazine
Notes to the Financial Statements
For the year ended December 31, 2004

4. **Property and equipment**

	Cost	Accumulated amortization	2004 Net book value	2003 Net book value
Furniture and fixtures	4,662	2,043	2,619	3,552
Computer equipment	24,539	13,097	11,442	17,316
Website development	31,387	15,721	15,666	21,943
Computer software	740	740	-	85
	61,328	31,601	29,727	42,896

5. **Bank indebtedness**

The Company has an operating line facility in the amount of $20,000 (2003 - $20,000), which bears interest at the Credit Union's prime rate plus 2.0%. The operating line is secured by a general security agreement and a personal guarantee from the shareholder in the amount of $20,000.

6. **Term loans due on demand**

	2004	2003
Westoba Credit Union, bearing interest at the Credit Union's variable loan rate plus 1%, repayable in monthly instalments of $391, including interest, due December 31, 2008, secured by a general security agreement.	16,039	19,644
	16,039	19,644

Principal repayments on term loans due on demand in each of the next five years are estimated as follows:

2005	3,753
2006	4,004
2007	4,273
2008	4,167

7. **Payable to shareholder**

The loan from the shareholder is unsecured, non-interest bearing and has no specific terms of repayment. As the shareholder have indicated that payment will not be demanded within the next 12 months, these amounts have been classified as non-current.

Spirit of Youth Enterprises Inc.
SAY Magazine
Notes to the Financial Statements
For the year ended December 31, 2004

8. **Share capital**

		2004	2003

Authorized

Common shares
Unlimited number of Class A, voting

Unlimited number of Class B, voting

Unlimited number of Class C, voting

Unlimited number of Class D, voting

Unlimited number of Class E, non-voting

Preferred shares
Unlimited number of Class A, voting, dividend no greater than rates prescribed by Revenue Canada, non-cumulative, redeemable by the Company for $1.00 per share, retractable by the holder for $1.00 per share.

Unlimited number of Class B, voting, dividend no greater than rates prescribed by Revenue Canada, non-cumulative, redeemable by the Company for $1.00 per share, retractable by the holder for $1.00 per share.

Unlimited number of Class C, non-voting, dividend no greater than rates prescribed by Revenue Canada, non-cumulative, redeemable by the Company for $1.00 per share, retractable by the holder for $1.00 per share.

Unlimited number of Class D, non-voting, dividend no greater than rates prescribed by Revenue Canada, non-cumulative, redeemable by the Company for $1.00 per share, retractable by the holder for $1.00 per share.

Unlimited number of Class E, non-voting, dividend no greater than rates prescribed by Revenue Canada, non-cumulative, redeemable by the Company for $1.00 per share, retractable by the holder for $1.00 per share.

Issued

Common shares		2004	2003
1,000	Class A, voting	**10**	10
60	Class B, voting	**60**	60
		70	70

Spirit of Youth Enterprises Inc.
SAY Magazine
Notes to the Financial Statements
For the year ended December 31, 2004

9. **Financial instruments**

The Company as part of its operations carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Fair value of financial instruments

The carrying amount of cash, term deposits, accounts receivable, bank overdraft, current bank loans, accounts payable and accruals approximates their fair value due to the short-term maturities of these items. For long-term debt, it is not practicable within the constraints of timeliness or cost to determine the fair value with sufficient reliability because the instruments are not traded in an organized financial market.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Company sales are concentrated in the area of advertising and magazine publication and distribution; however, credit exposure is limited due to the Company's large customer base.

9

EXHIBIT 10(iii)

EXHIBIT C

Schedule of Disclosures

(i) Insurance policies:

Peace Hills General Insurance Company, C41544

(ii) Names and locations of all banks and other depositories:

ASTRA Credit Union, 1907 Portage Avenue, Winnipeg, Manitoba, R3J 0H9

(iii) Mortgages, promissory notes, deeds of trust, loan or credit agreements or similar agreements, and all amounts thereof:

Westoba Credit Union, $16,039, variable plus 1%, $391 months, due December 31, 2008.
ASTRA Credit Union, $20,000 credit line.

(iv) Accounts receivable of SAY as of December 31, 2004 and as reflected in the Financial Statements:

	Current	1 - 30	31 - 60	61 - 90	> 90	TOTAL
AHRDCC	0.00	0.00	0.00	1,605.00	0.00	1,605.00
Algoma University College	0.00	0.00	59.90	0.00	0.00	59.90
APTN	0.00	0.00	0.00	0.00	5,000.00	5,000.00
Communication Services Manitoba	0.00	0.00	0.00	0.00	0.00	0.00
Emergency Services College	0.00	0.00	35.00	0.00	0.00	35.00
Gordon & Gotch Periodicals Inc.	0.00	0.00	1,310.88	0.00	1,312.36	2,623.24
Ministry of Economic, Development and Trade	0.00	0.00	0.00	100.00	0.00	100.00
National Aboriginal Achievement Foundation	1,394.70	0.00	0.00	0.00	0.00	1,394.70
National Aboriginal Health Organization	0.00	0.00	0.00	150.00	0.00	150.00
Nishnawbe Aski Nation	0.00	0.00	0.00	89.85	0.00	89.85
OMC\Wonder	0.00	0.00	2,568.00	0.00	0.00	2,568.00
Oteenow Employment & Training Society	0.00	0.00	1,070.00	0.00	750.00	1,820.00
Parent Education Conference	0.00	0.00	0.00	0.00	29.95	29.95
RCMP deal.org	4,975.50	0.00	0.00	0.00	0.00	4,975.50
Scotiabank	0.00	10,000.00	0.00	0.00	0.00	10,000.00
Stolo Nation HRD	0.00	0.00	0.00	0.00	7,500.00	7,500.00
Third Gathering for Aboriginal Health	0.00	0.00	0.00	89.85	0.00	89.85
University of Saskatchewan	0.00	0.00	2,568.00	0.00	0.00	2,568.00
TOTAL	6,370.20	10,000.00	7,611.78	2,034.70	14,592.31	40,608.99

(v) Distribution agreements:

Microvite Investments Limited, dated December 30, 2004.

Disticor Direct Retail Services, dated October 11, 2004.

EXHIBIT 10(iii)

EXHIBIT D

Riverside Manitoba, Inc. Financial Statements


Homelands Security Inc.
Non-Consolidated Balance Sheet
As at December 31, 2004


Assets
Current

Cash	**10,495**
	10,495

Liabilities
Current

Accounts payable	**16,000**
Advances from affiliates	**11,492**
	27,492

Shareholder's Deficit

Share capital	**104,722**
Deficit	**(121,719)**
	(16,997)
	10,495

Homelands Security Inc.
Non-Consolidated Statement of Loss
For the year ended December 31, 2004

Expenses	
Interest and bank charges	**248**
Professional fees	**16,325**
Rent	**8,124**
	24,697
Loss from operations	**(24,697)**
Other income (expense)	
Exchange loss	**(489)**
	(489)
Net loss	**(25,186)**

Homelands Security Inc.
Non-Consolidated Statement of Deficit
For the year ended December 31, 2004

Deficit, beginning of year	**(96,533)**
Net loss	**(25,186)**
Deficit, end of year	**(121,719)**

Homelands Security Inc.
Non-Consolidated Statement of Cash Flows
For the year ended December 31, 2004

Cash provided by (used for) the following activities	
Operating activities	
Cash paid to suppliers	**(8,938)**
Interest paid	**(248)**
	(9,186)
Financing activities	
Repayment of advances from affiliate	**(9,693)**
Issue of common shares	**29,386**
	19,693
Increase (decrease) in cash resources	**10,507**
Cash resources, beginning of year	**(12)**
Cash resources, end of year	**10,495**

EXHIBIT 10(iv)

LOAN AGREEMENT

THIS AGREEMENT dated the 4th Day of May 2005.

BETWEEN:

> RIVERSIDE MANITOBA, INC., having offices located at 55 Braintree
> Crescent, Winnipeg Manitoba, R3J 1E1
>
> (herein referred to as "The Borrower or The Company")

AND:

> TYEE CAPITAL CONSULTANTS
>
> (herein referred to as "The Lender")

WHEREAS:

A.   The Borrower has requested that The Lender provide the borrower with a loan in the amount of Ten Thousand Dollars ($10,000) CDN for working capital and,

B.   The Lender has agreed to loan to The Borrower the sum of Ten Thousand Dollars ($10,000) CDN and The Borrower has agreed to accept that sum as a loan from The Lender; and,

C.   The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

1.   AMOUNTS DUE AND OWING

1.1   In consideration of the loan being made by The Lender to The Borrower, The Borrower agrees to pay to The Lender the sum of Ten Thousand Dollars ($10,000) CDN (the "Principal Sum") together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

2.   PAYMENT DUE

2.1   The whole of the Debt hereby secured shall become immediately due and payable at 2:00 p.m. (Vancouver time) May 4, 2006, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

3.   INTEREST

3.1   In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

4.   RIGHT TO PREPAY; INTERIM PAYMENT; PENALTIES

4.1   The Borrower shall have the privilege of pre-paying the Debt to The Lender, subject to the provisions that The Borrower pay to the Lender not less than the sum of Ten Thousand Dollars ($10,000) CDN.

4.2   If the Debt is repaid to The Lender by The Borrower at any time prior to May 4, 2006, then The Borrower will be released from any further or continued obligations under this loan agreement.

5.   PAYMENT OF COSTS

5.1   The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

6.   SECURITY

6.1   As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

6.2   "Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby

7.   COVENANTS OF THE BORROWER

7.1   The Borrower promises and agrees with the Lender, his successors and assigns as follows;

        (a)   to pay, or cause to be paid the whole of the Debt to the Lender;

(b)   to adopt and agree with the Lender to perform and observe each and every covenant and provision agreed to be performed and observed by The Borrower.

8.   REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1   The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

8.2   At all times during the continuance of this Agreement, the Borrower shall execute and deliver to The Lender any further assurances and do such things that The Lender may require to perfect the security contemplated by this Agreement.

9.   FORM OF PAYMENT

9.1   All monies paid to The Lender by The Borrower shall be paid in lawful money of Canada and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

10.   NOTICE

10.1   Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

10.2   Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at suite 325-3495 Cambie Street, Vancouver, B.C., V5Z 4R3, and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

10.3   The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

11   JURISDICTION

11.1   This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia.

12.   ENUREMENT

12.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.   TIME

13.1   Time is of the essence of this Agreement.

14.   ASSIGNMENT

14.1   The Lender is entitled to transfer and assign the benefits, rights and obligations to which he is entitled under this Agreement to any person or party. In the event such an assignment occurs, written notice must be given to The Borrower and the party to whom the benefits, rights and obligations have been assigned shall be deemed to be a party to this Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

RIVERSIDE MANITOBA, INC.	)	
	)	
	)	/s/ Leslie Lounsbury
	)	Authorized Signatory
	)	
in the presence of	)	
	)	
_____	)	
Witness		

TYEE CAPITAL CONSULTANTS INC.	)	
	)	
	)	/s/ Kent Carasquero
	)	Authorized Signatory
	)	
in the presence of	)	
	)	
_____	)	
Witness		

EXHIBIT 10(v)

LOAN
CANCELLATION AGREEMENT

THIS LOAN CANCELLATION AGREEMENT (the "**Agreement**") is made and entered into as of this 30th day of September 2005, (the "**Effective Date**") by and between **NEWMARK VENTURES, INC**. a Delaware corporation (the "**Company**") and **RIVERSIDE MANITOBA, INC**. a Nevada Corporation (the "**Borrower**").

Background

The Company has previously advanced to the Borrower Nine Thousand Three Hundred and Fifty Seven dollars ($9,357) including principal and interest as at December 31, 2004 (the "**Loan**"). The Company believes it to be in the best interests of the Shareholders of the Company to forgive the Loan.

Agreement

For and in consideration of the mutual covenants hereinafter set forth and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree:

1. **Cancellation of Loan**. Lender hereby acknowledges and agrees that (a) the Loan is hereby terminated and cancelled as of the Effective Date and (b) from and after the Effective Date, the Loan shall be null and void and of no further force or effect.

2. **Warranty**. Borrower hereby represents and warrants to the Company that the Borrower has nor sold, pledged, or otherwise transferred neither the Loan nor any interest in the Loan.

3. **Release**. Company hereby grants a full and complete release to the Borrower and its subsidiaries, and their affiliates, successors and assigns, and their respective shareholders, directors, officers, employees, agents and attorneys, past or present, of and from any and all actions, suits, proceedings, charges, complaints, claims, demands, damages, liabilities or obligations of any kind or nature arising from or under the Loan or this Agreement.

4. **Indemnity**. The Company agrees to indemnify and hold the Borrower, its successors and assigns, free and harmless from any and all actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, damages, costs, charges, attorney's fees, expenses, and liabilities whatsoever, which any of them may sustain or incur by reason of any claim that may be made in respect of the Loan, or by reason of any act that any of them may make or do in respect of the Loan, whether made o r done through accident, oversight, or neglect, or any other ac, or by reason of any other mater or thing arising out of the recognition of this request.

5. **Successors and Assigns**. This Agreement shall be binding upon the Company and the successors and assigns of the Company.

6. **Governing Law.** This Agreement and all the rights and duties if the Parties arising from or relating in any way to the subject matter of this Agreement shall be governed by construed, and enforced with the laws of the State of Delaware (excluding Delaware conflict law provisions).

7.   **Headings.** The paragraph headings in this Agreement are intended principally for convenience and shall not by themselves, determine the rights and obligations of the parties to this Agreement.

8.   **Severability.** If any provisions of this Agreement is held to be unenforceable for any reason, such provision shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to the maximum extent possible. In any event, all other provisions of this Agreement shall be deemed valid and enforceable to the full extent possible.

9.   **Entire Agreement.** This Agreement contains all of the terms and conditions agreed upon by the parties relating to the subject matter hereof and supersedes any and all prior and contemporaneous agreements, negotiations, correspondence, understandings and communications of the parties, whether oral or written, respecting the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.

COMPANY

NEWMARK VENTURES, INC.
/s/ Roderick Shand
By: Roderick Shand, President

RIVERSIDE MANITOBA INC.
/s/ Leslie Lounsbury
By: Leslie Lounsbury

EXHIBIT 10(vi)

ADVERTISING AGREEMENT

THIS AGREEMENT dated the 30th Day of September 2005.

BETWEEN:

> RIVERSIDE MANITOBA, INC., having offices located at 440-375 Water Street, Vancouver, British Columbia, V6E 2P4
>
> (herein referred to as "The Advertiser ")

AND:

> MANGAPETS INC., a Delaware corporation with principal address at Suite 440-375 Water Street, Vancouver, B.C. V6B 5C6
>
> (herein referred to as "The Company")

RECITALS

WHEREAS, Company is engaged in the business of providing Internet products and services, including advertising services; and

WHEREAS, Advertiser desires to purchase advertising services from Company as specified in this Agreement;

NOW, THEREFORE, the parties agree to the following terms and conditions:

1. DEFINITIONS.

(a) "Advertisement" means the text, possible web link, and/or graphic (GIF or JPEG) file or file of such other format as Company may designate from time to time, supplied by Advertiser to be published by Company on Company's Web Site and which may contain a link to Advertiser's web site or to a web site specified by Advertiser.

(b) "Advertising Program" means an Advertiser's particular selection and purchase of advertising space and services for publication of its Advertisements on Company's Web Site.

(c) "Company's Web Site" means a collection of HTML documents accessible by the public via the Internet at the Universal Resource Locator ("URL") http://www.mangapets.com, or such other URL as may be designated from time to time in writing by Company.

(d) "Rate Card" means the information regarding Company advertising services, rates, and technical requirements for Advertiser Submissions for publication on Company's Web Site, a copy of which Rate Card may be attached hereto.

(e) "Advertiser Submission" means all information and items necessary for Company's publication of Advertiser's Advertisements, including initial Advertising Program information, Advertisements, changes and updates to Advertisements, and replacement or new Advertisements.

(f) "Effective Date" means the date the Company's web portal and web site www.mangapets.com is developed and becomes fully functional as defined in the Company's Portal Development Agreement dated July 15, 2005 with Sygenics Interactive Inc. ("Sygenics")

2. COMPANY SERVICES.

(a) Advertising Services. Company will publish Advertiser's Advertisements on Company's Web Site according to the level of service selected from the Rate Card or Advertising Program. Advertiser shall retain all right, title and interest in and to its Advertisements (including the copyright ownership thereof), and Advertiser hereby grants Company a royalty-free worldwide license, without payment or other charge therefore, to use, display, perform, reproduce and distribute the Advertisements, and such other licenses with respect to the Advertisements necessary to fulfill the intention of this Agreement.

(b) According to the ad(s) chosen, Advertisements are based on location on Company's web site or based on number of page views or a combination of both.

(c) No Warranty. Company may at its sole discretion provide reports to Advertiser. Company makes no warranty, express or implied, as to any matter, including, without limitation, the Advertising Program and other services provided hereunder or their accuracy. Company expressly disclaims the warranties of Non-Infringement, Merchantability, and Fitness for any Particular Purpose.

(d)Status reports: MangaPets Inc. will provide the Advertiser with a URL that displays total site page views upon request. MangaPets Inc. does not and cannot make any representation or warranty as to the number, frequency or duration of any such page views.

3. ADVERTISER SUBMISSIONS.

(a) Submission Deadline. Company must receive all Advertiser Submissions at least five (5) business days prior to the scheduled date of publication for each relevant Advertisement ("Submission Deadline").

(b) Changes and Cancellations. All changes to and/or cancellations of Advertiser Submissions must be made in writing and received by Company prior to the Submission Deadline.

(c) Rejections. Company may, in its complete discretion, refuse at any time, prior to or during publication, for any reason to accept any Advertiser Submission and/or to publish any Advertisement. [In the event Company exercises such discretion, Company shall refund the applicable pro rata portion of fees paid for advertising services not yet provided.]

4. ADVERTISER WARRANTY AND INDEMNIFICATION.

(a) Advertiser Warranty. Advertiser hereby represents and warrants to Company:

(i) No Infringement. Advertiser's Advertisements do not now, and will not, violate any criminal laws or any rights of any third parties, including, but not limited to, infringement or misappropriation of any copyright, patent, trademark, trade secret, music, image, or other proprietary or property right, false advertising, unfair competition, defamation, invasion of privacy or rights of celebrity, violation of any antidiscrimination law or regulation, or any other right of any person or entity.

(ii) No Objectionable Content. Advertiser's Advertisements do not now, and will not, include any material that is: unlawful, harmful, fraudulent, threatening, abusive, harassing, defamatory, vulgar, obscene, profane, hateful, racially, ethnically or otherwise objectionable, including, without limitation, any material that encourages conduct that would constitute a criminal offense, give rise to civil liability, or otherwise violate any applicable local, state, national or international law.

(b) Indemnification. Advertiser shall indemnify and hold Company, its officers agents, directors, employees and distributors harmless from and against all actions, claims, damages, costs and expenses (including attorney's fees) arising out of or with respect to: (i) any breach of the foregoing warranties; or (ii) any other third party claim in connection with Advertiser's Advertisements.

5. ADVERTISING PAYMENTS.

Advertiser shall pay Company according to the prices and terms listed in the Rate Card or as specified in the Advertising Program or as agreed upon.

6. CONFIDENTIALITY.
(a) Defined. "Confidential Information" will mean: (i) Advertisements, prior to publication, (ii) any Company Web Site statistics, such as number of visitors/unique viewers, page views, etc., which shall be considered Company's Confidential Information, and (iii) any information designated in writing by the disclosing party as "confidential" or "proprietary."

(b) Obligations. During the term of this Agreement and for a period of three (3) years thereafter, neither party will use or disclose any Confidential Information of the other party except as specifically contemplated herein. The foregoing restrictions will not apply to information that (i) has been independently developed by the receiving party, (ii) has become publicly known through no wrongful act of the receiving party, (iii) has been rightfully received from a third party authorized to make such disclosure, (iv) has been approved for release by the disclosing party in writing, or (v) is required to be disclosed by a competent legal tribunal.

7. LIMITATION ON DAMAGES.

(a) Limitation. In no event will Company be liable to Advertiser for any lost profits, lost data, costs of procurement of substitute goods or services, or any form of special, incidental, indirect, consequential or punitive damages of any kind (whether or not foreseeable), whether based on breach of contract, tort (including negligence), product liability or otherwise, even if Company is informed in advance of the possibility of such damages. Company's total liability under this Agreement is limited to the payments received by Company from Advertiser hereunder for the current term of this Agreement only, without regard to any previous agreements or versions of this Agreement between the Company and the Advertiser.

(b) Failure of Essential Purpose. The parties have agreed that the limitations and exclusions of liability specified in this Agreement will survive and apply even if any limited remedy specified in this Agreement is found to have failed of its essential purpose.

(c) Basis of the Bargain. Advertiser acknowledges that Company has set its rates and entered into this Agreement in reliance upon the limitations of liability and the disclaimers of warranties and damages set forth herein, and that the same form an essential basis of the bargain between the parties.

8. TERM AND TERMINATION.

(a) Term. The term of this Agreement commences on the Effective Date and, unless earlier terminated in accordance with this Section 8 or Section 3, will continue in effect for the full term of the agreement. This Agreement may not be renewed. If Advertiser is interested in continuing Advertising with the Company, a new Agreement will be signed. Prices in the Rate Card or Advertising Program will be subject to updates and changes and must be agreed to be both parties in the new Agreement.

(b) Termination. In the event of a breach by Advertiser of any of its obligations hereunder, Company may terminate this Agreement immediately upon written notice (see Section 9(d)) to Advertiser. In the event of a breach by Company of any of its obligations hereunder, Advertiser may terminate this Agreement upon thirty (30) days written notice to the other party.

(c) Effect of Termination. (i) Payment Obligations. If this Agreement is terminated by Company for breach by Advertiser, Advertiser shall remain liable for the value of the payments which are due or would otherwise become due and payable under the terms of this Agreement as fully performed. If this Agreement is terminated by Advertiser for breach by Company, Advertiser shall remain liable solely for the value of the payments which are due for advertising services already provided hereunder. (ii) Survival. The following provisions will survive the expiration or termination of this Agreement for any reason: Section 1 (Definitions), Section 2 (No Warranty), Section 3(c), Section 4 (Indemnification), Section 6 (Confidentiality), Section 7 (Limitation on Damages), Section 8(c) (Effect of Termination), and Section 9 (General). (iii) Return of Materials. Upon expiration or termination of this Agreement for any reason, Advertiser will promptly and at the direction of Company either destroy, or return to Company, and will not take or use, all items of any nature that belong to Company or its Advertisers or other customers and all records (in any form, format, or medium) containing or relating to Confidential Information.

9. GENERAL.

(a) Assignment. Advertiser may not assign this Agreement in whole or in part, by operation of law or otherwise, without Company's written consent, and any attempted assignment of this Agreement without such consent will be null and void.

(b) Governing Law. The validity, construction and performance of this Agreement, and the legal relations between the parties to this Agreement, will be governed by and construed in accordance with the laws of the State of Delaware, excluding that body of law applicable to conflicts of law.

(c) Force Majeure. Except for the obligation to pay money, neither party will be liable to the other party for any failure or delay in performance caused by reasons beyond such party's reasonable control, and such failure or delay will not constitute a breach of this Agreement.

(d) Notices. Any notices under this Agreement will be sent by confirmed email, confirmed facsimile, nationally-recognized express delivery service, or certified or registered mail, return receipt requested, to the address specified on the cover sheet or such other address as the party specifies in writing. Notice by confirmed facsimile or express delivery service will be deemed received and effective upon delivery. Notice by certified or registered mail will be deemed received and effective five (5) days after dispatch.

(e) Waiver. The waiver of any breach or default of this Agreement will not constitute a waiver of any subsequent breach or default, and will not act to amend or negate the rights of the waiving party.

(f) Severability. If one or more of the provisions contained in this Agreement is determined to be invalid, illegal or unenforceable in any respect under any applicable statute or rule of law, then such provision will be considered inoperable to the extent of such invalidity, illegality or unenforceability, and the remainder of this Agreement will continue in full force and effect. The parties hereto agree to replace any such invalid, illegal or unenforceable provision with a new provision that has the most nearly similar permissible economic and legal effect.

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

RIVERSIDE MANITOBA, INC.   )
)
)/s/ Leslie Lounsbury
)LESLIE LOUNSBURY, PRESDIENT
)
in the presence of   )
)
_____   )
Witness

MANGAPETS INC.   )
)/s/ Roderick Shand
)RODERICK SHAND,PRESDIENT
)
in the presence of   )
)
_____   )
Witness

MANGAPETS INC. WEBSITE ADVERTISING RATES

RATE REQUIREMENTS: Rates are based on the total space contracted for, IN WRITING AND IN ADVANCE. When contracting for multiple months, banner ad will run in consecutive months. Rates are for MangaPets Inc, members only. Non-members are not permitted to advertise on the NLA website. No advertising in violation of existing MangaPets Inc. sponsorship and/or benefit program agreements will be accepted.

Platinum Banner Advertisements
Locations: Limited to 1 per page
• Bottom of screen on homepage
• Top of screen on other pages
Limited to 1 per page
Dimensions: 468 pixels wide by 60 pixels high
Size: 15K
Format: JPEP, GIF or Animated GIF Logo
1 MONTH = $ 1,000
2 MONTHS = $ 950
3 MONTHS = $ 900
4 MONTHS = $ 850
5 MONTHS = $ 800
6 MONTHS = $ 750

Gold Banner Advertisements
Location: Right of screen - Limited to 2 per page
Dimensions: 200 pixels wide by 75 pixels high
Size: 15K or smaller
Format: JPEG, GIF or Animated GIF
1 MONTH = $ 500
2 MONTHS = $ 450
3 MONTHS = $ 400
4 MONTHS = $ 350
5 MONTHS = $ 300
6 MONTHS = $ 250

Website Advertising Insertion Order

Platinum Banner Advertisement
Prepaid 48 months at $520 per month
In the event Company does not provide advertising for the entire 48 months for any reason, Company shall refund the applicable pro rata portion of fees paid for advertising services not yet provided.

Contact Name: Leslie Lounsbury
Advertiser: Riverside Manitoba Inc. – "Say Magazine"
Address: 55 Braintree Crescent
City: Brandon, Manitoba
Telephone: 204-228-9695
Fax: 204582-7767
E-Mail: leslie@saymag.com

Please sign below, indicating your agreement to the terms and conditions mentioned below
September 30, 2005

Signature: /s/ Leslie Lounsbury
            Leslie Lounsbury

Please mail or fax original to:

MangaPets Inc.
Suite 440-375 Water Street
Vancouver, B.C.
V6B 5C6

Office: 604-725-4160
Fax: 604-608-9010

Advertising Terms and Conditions

You are hereby authorized to enter our advertisement in the publications indicated at the top of this insertion order and according to the following terms:

The advertiser is liable for payment of all advertising charges incurred at the rates specified herein whether advertising order is placed by advertiser or through an advertising agency or other second-party representative. Failure of advertising agency or other second-party representative to pay advertising charges does not relieve advertiser of this obligation.

All advertising is subject to MangaPets inc. approval, and MangaPets inc. reserves the right to reject any advertising deemed not in keeping with the standards of the organization or the MangaPets Inc. code of ethics, or otherwise objectionable. Advertiser and advertising agency assume liability for all content (including text, representation and illustration) or advertisements printed and also assume responsibility for any claims arising therefrom made against the MangaPets Inc.

Advertiser and advertising agency assume all responsibility for ensuring advertisements comply with federal, state and local laws and regulations, and agree to indemnify and protect the MangaPets inc. from any violation thereof.

It is expressly understood that this agreement is based upon condition that the advertiser use the minimum space agreed upon during the contract term. If the minimum space is not used as agreed, the charge for all space will be determined by the MangaPets Inc. regular schedule of rates. The contract period will not be extended to permit advertisers to use the required space.

MangaPets Inc. may terminate this contract (a) without notice, if advertiser shall fail to pay the MangaPets Inc. for the advertising as above provided; (b) without notice, if advertiser become insolvent, makes an assignment for the benefit of creditors, is adjudged bankrupt, or a receiver of the property of business of advertiser is appointed, or if advertiser shall file a petition seeking relief as a debtor under the Federal Bankruptcy Act, or if a petition is filed against advertiser for reorganization under said Act or for adjunction for bankruptcy; (c) upon five days' notice, for any other cause considered sufficient by the publisher.

MangaPets Inc. shall refund the applicable pro rata portion of fees paid for advertising services not yet provided in the event of termination.

EXHIBIT 10(vii)

LOAN AGREEMENT

THIS AGREEMENT dated the 1st Day of December 2005.

BETWEEN:

RIVERSIDE MANITOBA, INC., having offices located at 55 Braintree Crescent, Winnipeg Manitoba, R3J 1E1

(herein referred to as "The Borrower or The Company")

AND:

TYEE CAPITAL CONSULTANTS

(herein referred to as "The Lender")

WHEREAS:

A.   The Lender has previously advanced to the borrower Six Thousand Dollars ($6,000) CDN for working capital (the "Advance") and,

B.   The Borrower has agreed to convert the Advance to a Loan from the Lender,

C.   The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

1.   AMOUNTS DUE AND OWING

1.1   In consideration of the a loan by The Lender to The Borrower, The Borrower agrees to pay to The Lender the sum of Six Thousand Dollars ($6,000) CDN (the "Principal Sum") together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

2.   PAYMENT DUE

2.1   The whole of the Debt hereby secured shall become immediately due and payable at 2:00 p.m. (Vancouver time) December 1, 2006, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

3.   INTEREST

3.1   In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

4.   RIGHT TO PREPAY; INTERIM PAYMENT; PENALTIES

4.1   The Borrower shall have the privilege of pre-paying the Debt to The Lender, subject to the provisions that The Borrower pay to the Lender not less than the sum of Six Thousand Dollars ($6,000) CDN.

4.2   If the Debt is repaid to The Lender by The Borrower at any time prior to December 1, 2006, then The Borrower will be released from any further or continued obligations under this loan agreement.

5.   PAYMENT OF COSTS

5.1   The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

6.   SECURITY

6.1   As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

6.2   "Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby

7.   COVENANTS OF THE BORROWER

7.1   The Borrower promises and agrees with the Lender, his successors and assigns as follows;

        (a)   to pay, or cause to be paid the whole of the Debt to the Lender;

(b)   to adopt and agree with the Lender to perform and observe each and every covenant and provision agreed to be performed and observed by The Borrower.

8.   REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1   The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

8.2   At all times during the continuance of this Agreement, the Borrower shall execute and deliver to The Lender any further assurances and do such things that The Lender may require to perfect the security contemplated by this Agreement.

9.   FORM OF PAYMENT

9.1   All monies paid to The Lender by The Borrower shall be paid in lawful money of Canada and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

10.   NOTICE

10.1   Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

10.2   Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at suite 325-3495 Cambie Street, Vancouver, B.C., V5Z 4R3, and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

10.3   The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

11   JURISDICTION

11.1   This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia.

12.   ENUREMENT

12.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.   TIME

13.1   Time is of the essence of this Agreement.

14.   ASSIGNMENT

14.1   The Lender is entitled to transfer and assign the benefits, rights and obligations to which he is entitled under this Agreement to any person or party. In the event such an assignment occurs, written notice must be given to The Borrower and the party to whom the benefits, rights and obligations have been assigned shall be deemed to be a party to this Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

RIVERSIDE MANITOBA, INC.   )
)
)   /s/ Leslie Lounsbury
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

TYEE CAPITAL CONSULTANTS INC.   )
)
)   /s/ Kent Carasquero
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

EXHIBIT 10(viii)

LOAN AGREEMENT

THIS AGREEMENT dated the 9th Day of December 2005.

BETWEEN:

> RIVERSIDE MANITOBA, INC., having offices located at 55 Braintree Crescent, Winnipeg Manitoba, R3J 1E1
>
> (herein referred to as "The Borrower or The Company")

AND:

> TYEE CAPITAL CONSULTANTS
>
> (herein referred to as "The Lender")

WHEREAS:

A.   The Borrower has requested that The Lender provide the borrower with a loan in the amount of Fifteen Thousand Dollars ($15,000) CDN for working capital and,

B.   The Lender has agreed to loan to The Borrower the sum of Fifteen Thousand Dollars ($15,000) CDN and The Borrower has agreed to accept that sum as a loan from The Lender; and,

C.   The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

1.   AMOUNTS DUE AND OWING

1.1   In consideration of the loan being made by The Lender to The Borrower, The Borrower agrees to pay to The Lender the sum of Fifteen Thousand Dollars ($15,000) CDN (the "Principal Sum") together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

2.   PAYMENT DUE

2.1   The whole of the Debt hereby secured shall become immediately due and payable at 2:00 p.m. (Vancouver time) December 9, 2006, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

3.   INTEREST

3.1   In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

4.   RIGHT TO PREPAY; INTERIM PAYMENT; PENALTIES

4.1   The Borrower shall have the privilege of pre-paying the Debt to The Lender, subject to the provisions that The Borrower pay to the Lender not less than the sum of Fifteen Thousand Dollars ($15,000) CDN.

4.2   If the Debt is repaid to The Lender by The Borrower at any time prior to December 9, 2006, then The Borrower will be released from any further or continued obligations under this loan agreement.

5.   PAYMENT OF COSTS

5.1   The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

6.   SECURITY

6.1   As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

6.2   "Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby

7.   COVENANTS OF THE BORROWER

7.1   The Borrower promises and agrees with the Lender, his successors and assigns as follows;

        (a)   to pay, or cause to be paid the whole of the Debt to the Lender;

(b)   to adopt and agree with the Lender to perform and observe each and every covenant and provision agreed to be performed and observed by The Borrower.

8.   REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1   The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

8.2   At all times during the continuance of this Agreement, the Borrower shall execute and deliver to The Lender any further assurances and do such things that The Lender may require to perfect the security contemplated by this Agreement.

9.   FORM OF PAYMENT

9.1   All monies paid to The Lender by The Borrower shall be paid in lawful money of Canada and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

10.   NOTICE

10.1   Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

10.2   Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at suite 325-3495 Cambie Street, Vancouver, B.C., V5Z 4R3, and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

10.3   The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

11   JURISDICTION

11.1   This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia.

12.   ENUREMENT

12.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.   TIME

13.1   Time is of the essence of this Agreement.

14.   ASSIGNMENT

14.1   The Lender is entitled to transfer and assign the benefits, rights and obligations to which he is entitled under this Agreement to any person or party. In the event such an assignment occurs, written notice must be given to The Borrower and the party to whom the benefits, rights and obligations have been assigned shall be deemed to be a party to this Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

RIVERSIDE MANITOBA, INC.   )
)
)   /s/ Leslie Lounsbury
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

TYEE CAPITAL CONSULTANTS INC.   )
)
)   /s/ Kent Carasquero
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

EXHIBIT 10(ix)

VARIABLE RATE DEMAND PROMISSORY NOTE

(FOR CORPORATIONS ONLY)

Loan No. 70030	Account Number 7070234
Debtor Name Spirit of Youth Enterprises Inc. (hereinafter called the "Debtor")	Credit Union Name Westoba Credit Union Limited (hereinafter called the "Credit Union")
Address 55 Grain Tree Cres.	Address 1020 Princess Ave.
Winnipeg MB	Brandon MB R7A 0P8

FOR VALUE RECEIVED, the undersigned Debtor promises to pay to the Credit Union ON DEMAND at the address of the Credit Union in Manitoba set out above, the principal sum of twenty thousand three hundred + sixty-one ——— 78 DOLLARS [illegible] (the "Principal Sum") together with interest thereon or the outstanding balance thereof calculated from the date hereof at the Prime Rate charged from time to time (the "Variable Loan Rate") plus two PERCENT (2.00 %) per annum, calculated daily and payable monthly (frequency) as well after as before maturity, default and judgment until paid in full.

In the event the Variable Loan Rate is either increased or decreased from time to time, the interest rate payable hereunder shall be increased or decreased accordingly. The undersigned Debtor agrees to do all things and to execute any instruments necessary with respect to the increase or decrease in the interest rate. The undersigned Debtor and the Credit Union agree that the interest rate initially charged on the money secured by this note shall be six eight PERCENT (6.00 8.00 %) per annum based on the Variable Loan Rate being eight six PERCENT (8.00 6.00 %) per annum at the date of the execution of this note.

The undersigned Debtor, prior to the Credit Union making demand for payment in full, agrees to repay the principal sum and interest thereon as set forth in the Schedule of Payments below if the payments therein provided are expressed in terms of blended principal and interest or fixed principal plus accrued interest, or to pay interest payments as set forth in the Schedule of Payments below if the payments therein provided are for interest only payments.

SCHEDULE OF PAYMENTS

Total Number of Payments	Payment * Frequency	Amount of ** Payment	Commencement Date	Due Date
60	monthly	411.24	July 1/06	June 1/2011

*Payment frequency means weekly, biweekly, semi-monthly, monthly, quarterly, semi-annually or annually.
** Amount of payment to be expressed as "$XXX.XX" for blended principal and interest, "$XXX.XX + Interest" for fixed principal plus accrued interest; and "Interest" for interest only payments.

So long as demand has not earlier been made, the principal sum or any outstanding balance remaining unpaid, if any, and interest due thereon, shall become due and payable on the due date. All payments of either blended principal and interest or fixed principal plus accrued interest received by the Credit Union hereunder shall be applied firstly towards interest then due, and secondly towards principal. The Credit Union reserves the discretion to apply payments to principal only. The exercise of said discretion in no way constitutes a variation in the written terms of the promissory note or a waiver of the Credit Union's right to apply all payments firstly towards interest then due and secondly towards principal.

The Variable Loan Rate is the annual rate of interest declared from time to time by the Credit Union as a reference rate then in effect for determining rates on Canadian dollar loans in Canada.

The undersigned Debtor hereby waives presentment for payment, demand, protest and notice of protest and dishonor of the same.

THE DEBTOR ACKNOWLEDGES RECEIPT OF A DUPLICATE COPY OF THE WITHIN PROMISSORY NOTE (WHICH COPY SHALL BE NON-NEGOTIABLE) AND THE PARTICULARS OF LOAN HEREIN SET FORTH.

SIGNED by a duly authorized officer of the corporation on June 19/06 (fixed date)

Spirit of Youth Enterprises Inc. (Name of Corporation)

IN THE PRESENCE OF: [signature]

Per: [signature] (Signature and Title) Corporate Seal

Witness

Per: ______________ (Signature and Title)

Witness (Complete if Corporation does not have a seal)

CCSM 72.77 Rev. 04/00 ORIGINAL: BLUE DUPLICATE COPY: PINK

EXHIBIT 10(x)

LOAN AGREEMENT

THIS AGREEMENT dated the 14th Day of March 2007.

BETWEEN:

> RIVERSIDE MANITOBA, INC., having offices located at 55 Braintree Crescent, Winnipeg Manitoba, R3J 1E1
>
> (herein referred to as "The Borrower or The Company")

AND:

> TYEE CAPITAL CONSULTANTS
>
> (herein referred to as "The Lender")

WHEREAS:

A. The Borrower has requested that The Lender provide the borrower with a loan in the amount of Five Thousand ($5,000) USD for working capital and,

B. The Lender has agreed to loan to The Borrower the sum of Five Thousand Dollars ($5,000) USD and The Borrower has agreed to accept that sum as a loan from The Lender; and,

C. The parties hereto are desirous of clarifying the nature of the loan transaction and have therefore agreed to the terms herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and mutual covenants and agreements hereinafter set forth, The Lender and The Borrower agree as follows:

1. AMOUNTS DUE AND OWING

1.1   In consideration of the a loan by The Lender to The Borrower, The Borrower agrees to pay to The Lender the sum of Five Thousand Dollars ($5,000) USD (the "Principal Sum") together with all interest, penalties and assessments that may from time to time be added to the Principal Sum and are provided for in this Agreement. For the purposes of this Agreement, the Principal Sum, together with all interest, penalties and assessment that may from time to time be added to the Principal Sum as provided for herein shall be referred to as the "Debt".

2. PAYMENT DUE

2.1   The whole of the Debt hereby secured shall become immediately due and payable at 2:00 p.m. (Vancouver time) December 1, 2007, or unless waived by The Lender, upon default of payment of the Debt by The Borrower to The Lender. Waiver of or failure by the Lender to enforce at any time or from time to time to any of the rights extended to him by this Agreement shall not prejudice the Lender's rights in the event of any future default or breach.

3.   INTEREST

3.1   In addition to the payment of the Principal Sum the Borrower agrees to pay to The Lender interest calculated at the rate of 10% per annum.

4.   RIGHT TO PREPAY; INTERIM PAYMENT; PENALTIES

4.1   The Borrower shall have the privilege of pre-paying the Debt to The Lender, subject to the provisions that The Borrower pay to the Lender not less than the sum of Five Thousand Dollars ($5,000) CDN.

4.2   If the Debt is repaid to The Lender by The Borrower at any time prior to December 1, 2007, then The Borrower will be released from any further or continued obligations under this loan agreement.

5.   PAYMENT OF COSTS

5.1   The Borrower shall pay for all reasonable costs, charges and expenses, including solicitor's costs, charges and expenses, which may be incurred by The Lender in collecting, procuring or enforcing payments of any monies in connection with this Note.

6.   SECURITY

6.1   As security for payment of the principal and interest and of other monies which may become payable hereunder and for the performance and observance of all the obligations and covenants of the Company herein contained, the Company hereby charges as and by way of a floating charge in favour of the Lender all its properties, assets, effects and undertakings, including without limiting the generality of the foregoing all its undertaking, business, goodwill, chattels, inventories or raw materials, work in progress and finished products, book accounts, rents, revenues, incomes, monies, credits, policies, notes and generally all its assets both present and future of which whatsoever and wheresoever situate including its uncalled capital but, except as hereinafter provided, such floating charge shall in no way hinder or prevent the Company, until the security hereby constituted shall have become enforceable and the Lender shall have determined or become bound to enforce it, from selling, disposing of or otherwise dealing with any and all of the subject matter of such floating charge in the ordinary course of the Borrower's business and for the purpose of carrying on and extending the same; PROVIDED, however, that the Company shall not, unless it has the express written consent of the Lender, grant, create, assume or permit to exist any mortgage, pledge, charge, assignment, lease, lien or other security, whether fixed or floating, upon the whole or any part of the Mortgage Property, whether or not advances made on the security hereof are or may be made before or after advances made on such mortgage, pledge, charge, assignment, lease, lien or security.

6.2   "Mortgaged Property" wherever used herein means and includes all property and assets, present and future, of the Company expressed herein or in any instruments supplemental hereto or in implement hereof to be charged for or with the payment of the monies intended to be secured hereby

7.   COVENANTS OF THE BORROWER

7.1   The Borrower promises and agrees with the Lender, his successors and assigns as follows;

        (a)   to pay, or cause to be paid the whole of the Debt to the Lender;

(b)   to adopt and agree with the Lender to perform and observe each and every covenant and provision agreed to be performed and observed by The Borrower.

8.   REPRESENTATIONS, WARRANTIES AND COVENANTS

8.1   The Borrower represents and warrants to The Lender that all matters and things have been done and performed so as to authorize and make the creation of this Agreement and its execution legal and valid and in accordance with the requirements of the laws relating to The Borrower and all other statutes and laws in that regard;

8.2   At all times during the continuance of this Agreement, the Borrower shall execute and deliver to The Lender any further assurances and do such things that The Lender may require to perfect the security contemplated by this Agreement.

9.   FORM OF PAYMENT

9.1   All monies paid to The Lender by The Borrower shall be paid in lawful money of Canada and shall be made payable to The Lender at the address of The Lender set out on the first page of this Agreement, or such other place that The Lender may advise The Borrower in writing.

10.   NOTICE

10.1   Any notice to The Borrower in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Borrower at the address set out on the first page of this Agreement and any notice so give shall be deemed to have been given if delivered, when delivered, and if mailed, on the third business day following the day on which it was mailed.

10.2   Any notice to The Lender in connection with this Agreement shall be well and sufficiently given if sent by prepaid registered mail to or delivered to The Lender at suite 325-3495 Cambie Street, Vancouver, B.C., V5Z 4R3, and any notice given shall be deemed to have been give, if delivered, and if mailed, on the third business day following the day on this it was mailed.

10.3   The Borrower or The Lender may, by notice given in the manner herein described, change the postal address for the giving of notices given hereunder.

11.   JURISDICTION

11.1   This Agreement shall be governed by and construed in accordance with the laws of the province of British Columbia.

12.   ENUREMENT

12.1   This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

13.   TIME

13.1   Time is of the essence of this Agreement.

14.   ASSIGNMENT

14.1   The Lender is entitled to transfer and assign the benefits, rights and obligations to which he is entitled under this Agreement to any person or party. In the event such an assignment occurs, written notice must be given to The Borrower and the party to whom the benefits, rights and obligations have been assigned shall be deemed to be a party to this Agreement.

IN WITNESS WHEREOF the parties hereto have set their hands and seals the day and year first above written.

RIVERSIDE MANITOBA, INC.   )
)
)   /s/ Leslie Lounsbury
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

TYEE CAPITAL CONSULTANTS INC.   )
)
)   /s/ Kent Carasquero
)   Authorized Signatory
)
in the presence of   )
)
_____   )
Witness

EXHIBIT 21

SUBSIDIARY OF RIVERSIDE MANITOBA, INC.

Subsidiary Organization	*State or other Jurisdiction of Incorporation or*
Spirit of Youth Enterprises, Inc.	Manitoba

EXHIBIT 23 (i)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form SB-2/A-3 of our report dated March 27, 2007, relating to the financial statements of Riverside Manitoba Inc., formerly "Homelands Security Inc., and to the reference to our Firm under the caption "Auditors".

/s/ Meyers Norris Penny LLP

Meyers Norris Penny LLP
Winnipeg, Manitoba
Canada
October 23, 2007.

EXHIBIT 23(ii)

Gerald Einhorn
1751 East Oakridge Drive
Salt Lake City, UT 84106
Telephone: (801) 575-8073, Ext. 102
Facsimile: (801) 575-8092

October 23, 2007

Riverside Manitoba Inc.
55 Braintree Crescent
Winnipeg, Manitoba R3J 1E1
Canada

Gentlemen,

The undersigned hereby consents to the use of his opinion of even date as an Exhibit to your Registration Statement to be filed with the United States Securities and Exchange Commission on Form SB-2.

/s/ Gerald Einhorn
Gerald Einhorn

EXHIBIT 99

**UNANIMOUS WRITTEN CONSENT TO ACTION WITHOUT A MEETING OF
THE BOARD OF DIRECTORS
OF
HOMELANDS SECURITY INC.
(a Nevada Corporation)**

The undersigned, constituting all of the members of the Board of Directors (the "Board") of Homelands Security Inc., a Nevada Corporation, (the "Corporation"), this 2nd day of February, 2004, hereby adopt the following resolution by written consent effective immediately:

WHEREAS, the Company's President Phil Moriarity has confirmed that due to recent changes, and pending changes outlined by the Province of British Columbia Canada, with respect to licensing and monitoring of security companies, there may be potential conflicts between the Regulatory regimes in the State of Nevada and British Columbia Canada.

WHEREAS, the Majority Shareholders agree that it is in the best interest of the Company to terminate its relationship with Interglobe Investigation Services Inc. and Dolphin Investigations Ltd and pursue different business opportunities.

WHEREAS, the Majority Shareholders agree to cancel the share purchase agreements with Interglobe Investigations Investigation Services Inc. and Dolphin Investigations Ltd

WHEREAS, the Corporation accepts Don Silcox's resignation as a director and the VP Canadian Operations.

WHEREAS, the Corporation accepts Phillip Moriarity's resignation as a director and as the President.

WHEREAS, the Majority Shareholders appoint Martin Tutschek as the President of the Corporation

WHEREAS, the Corporation grants sole and exclusive use and ownership of the name HOMELANDS SECURITY INC. to Philip Moriarity.

NOW THEREFORE BE IT RESOLVED, that the undersigned Majority Shareholders hereby herewith cancel the share purchase agreements with Interglobe Investigations Services Ltd and Dolphin Investigations Ltd and ratify the validity of all shares of its common stock issued as of the date of this Resolution.

NOW THEREFORE BE IT RESOLVED, that the undersigned Majority Shareholders hereby accept the resignations of Phillip Moriarity and Don Silcox and appoints Martin Tutschek as the President of the Corporation.

FURTHER RESOLVED, that the appropriate officers of the Corporation are hereby authorized, empowered and directed, in the name and on behalf of the Corporation, to execute and deliver all such documents, schedules, instruments and certificates, to make such payments or perform all such acts and things, and to execute and deliver all such other documents as may be necessary from time to time in order to carry out the intent and purpose of this resolution, that all of the acts and doings of any such officers that are consistent with the purpose of this resolution are hereby authorized, approved, ratified and confirmed in all respects.

FURTHER RESOLVED, that these resolutions may be signed by the directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to be dated the effective date set forth above.

Dated February 2 , 2004   /s/ Philip Moriarity
                                                                               Philip Moriarity,
                                                                               Resigning

Dated February 2 , 2004   /s/ Don Silcox
                                                                               Don Silcox,
                                                                               Resigning

Dated February 2 , 2004   /s/ Martin Tutschek
                                                                               Martin Tutschek
                                                                               Accepting Appointment